    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1995.

                                                REGISTRATION NO. 33-61651
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    Form S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                        AMERICAN STANDARD COMPANIES INC.
             (Exact name of Registrant as specified in its charter)

                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)
                                   13-3465896
                                (I.R.S. Employer
                             Identification Number)

                             One Centennial Avenue
                                 P.O. Box 6820
                           Piscataway, NJ 08855-6820
                                 (908) 980-6000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                            Richard A. Kalaher, Esq.
                  Vice President, General Counsel & Secretary
                        American Standard Companies Inc.
                             One Centennial Avenue
                                 P.O. Box 6820
                           Piscataway, NJ 08855-6820
                                 (908) 980-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

                           Paul H. Wilson, Jr., Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000

                            Michael A. Becker, Esq.
                            Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: /X/

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States (the "U.S. Prospectus") and one to be used in a concurrent international offering outside the United States (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except for the front and back cover pages, the inside front cover page, the sections entitled "Underwriting" and "Certain United States Tax Consequences to Non-U.S. Holders" (the section entitled "Certain United States Tax Consequences to Non-U.S. Holders" appears only in the International Prospectus) and certain cross-references relating thereto. The form of U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from, or are in addition to, those in the U.S. Prospectus. Each of the alternate pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus".

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 28, 1995


                               17,500,000 SHARES

                        AMERICAN STANDARD COMPANIES INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

     Of the 17,500,000 shares of Common Stock offered, 12,250,000 shares are being offered hereby in the United States and 5,250,000 shares are being offered in a concurrent international offering outside the United States (collectively, the "Offerings"). The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

     All of the shares of Common Stock offered are being sold by Kelso ASI Partners, L.P. ("ASI Partners"), currently the Company's majority stockholder, and certain of the Company's management stockholders (collectively, the "Selling Stockholders"). After giving effect to the Offerings, ASI Partners will remain the Company's single largest stockholder. See "Principal and Selling Stockholders".


     The last reported sale price of the Common Stock, which is listed under the symbol "ASD", on the New York Stock Exchange on August 25, 1995, was $28 1/8 per share. See "Price Range of Common Stock and Dividend Policy".


     SEE "RISK FACTORS" ON PAGES 10 - 16 FOR CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
            OFFENSE.
                              -------------------

                                             INITIAL PUBLIC        UNDERWRITING      PROCEEDS TO SELLING
                                             OFFERING PRICE         DISCOUNT(1)        STOCKHOLDERS(2)
                                          ---------------------------------------------------------------
Per Share............................               $                    $                    $
Total(3).............................               $                    $                    $

- ------------

(1) The Company, American Standard Inc. and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Estimated expenses of approximately $1,100,000 will be paid by the Company.

(3) ASI Partners has granted the U.S. Underwriters an option for 30 days after the date of this Prospectus to purchase up to an additional 1,837,500 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, an over-allotment option on 787,500 shares has been granted by ASI Partners as part of the international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling
    Stockholders will be $            , $           and $            ,
    respectively. See "Underwriting".
                              -------------------
     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on
or about             , 1995.
GOLDMAN, SACHS & CO.
             CS FIRST BOSTON
                            MORGAN STANLEY & CO.
                                     INCORPORATED
                                       SMITH BARNEY INC.
                                                S.G.WARBURG & CO. INC.
                            ------------------------

               The date of this Prospectus is             , 1995.

                             AVAILABLE INFORMATION

     American Standard Companies Inc. (formerly named ASI Holding Corporation)(the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 7th Floor, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares (the "Shares") of its common stock, par value $.01 per share (the "Common Stock"), offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is hereby made to the Registration Statement.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (File No. 1-11415) with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, including portions incorporated therein of the Company's definitive Proxy Statement dated March 27, 1995.

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

     3. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, One Centennial Avenue, P.O. Box 6820, Piscataway, NJ 08855-6820, Attention: Office of the Secretary, telephone: (908) 980-6000.
                            ------------------------

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

     AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R), TRANE(R) and WABCO(R) are registered trademarks of American Standard Inc. PERROT(R) is a registered trademark of Deutsche Perrot-Bremsen GmbH, a subsidiary of the Company. DEMAND FLOW(R) is a registered trademark of J-I-T Institute of Technology, Inc.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere or incorporated by reference in this Prospectus. American Standard Companies Inc. (the "Company") is a Delaware corporation that has as its only significant asset all the outstanding common stock of American Standard Inc., a Delaware corporation ("American Standard Inc."). Hereinafter, "American Standard" or "the Company" will refer to the Company, or to the Company and American Standard Inc., including its subsidiaries, as the context requires. Unless otherwise indicated, all information set forth in this Prospectus assumes no exercise of the over-allotment options to be granted to the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters").


                                  THE COMPANY

GENERAL

     American Standard is a globally-oriented manufacturer of high quality, brand-name products in three major product groups: air conditioning systems (56% of 1994 sales); bathroom and kitchen fixtures and fittings (27% of 1994 sales); and braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles (17% of 1994 sales). American Standard is a market leader in each of these business segments in the principal geographic areas in which it competes. The Company's brand names include TRANE(R) and AMERICAN STANDARD(R) for air conditioning systems, AMERICAN STANDARD(R), IDEAL STANDARD(R) and STANDARD(R) for plumbing products and WABCO(R) for braking and related systems. The Company emphasizes technologically advanced products such as air conditioning systems that utilize energy-efficient compressors and environmentally-preferred refrigerants, water-saving plumbing products and commercial vehicle braking and related systems (including antilock braking systems ("ABS")) that utilize electronic controls.

     American Standard had sales and operating income of $4.5 billion and $355 million, respectively, in 1994. Sales and operating income were $2.6 billion and $288 million, respectively, in the first six months of 1995, compared with $2.1 billion and $177 million, respectively, in the first six months of 1994. During the first six months of 1995, sales from operations outside the United States represented approximately 49% of the Company's total sales. At June 30, 1995 American Standard had 94 manufacturing facilities in 32 countries.

     American Standard's business strategy is to promote growth in sales and earnings. Key elements of this strategy are:

        - INCREASE MARKET SHARES. The Company plans to increase the market shares of its products by developing, manufacturing and selling high quality, technologically advanced products and by providing superior customer service.

        - EXPAND SALES IN DEVELOPING MARKETS. The Company plans to build on its historical global presence by focusing a significant portion of its new business activities (principally through joint ventures in which the Company has operating control) in developing market areas with the potential for high economic growth and/or demand for the Company's products, such as the Far East, including the People's Republic of China ("PRC"), Latin America and Eastern Europe.

        - CONTINUE APPLICATION OF DEMAND FLOW. To build on its position as a leader in each of its industries, the Company continues to apply principles of DEMAND FLOW(R) technology ("Demand Flow") to all its businesses. The Company's use of Demand Flow is designed to streamline processes, improve product quality, enhance customer service and reduce product cycle times, while improving efficiency, reducing working capital needs and lowering costs. Demand Flow, which the Company began to apply in 1990, has resulted in significant benefits.

BUSINESS SEGMENTS

     American Standard operates three business segments: Air Conditioning Products, Plumbing Products and Automotive Products.

     AIR CONDITIONING PRODUCTS. American Standard is a leading U.S. manufacturer of air conditioning systems for both domestic and export sales, and also manufactures air conditioning systems outside the United States. Air Conditioning Products manufactures "applied" (custom engineered, site-assembled) and "unitary" (self-contained, factory-assembled) air conditioning systems that are sold primarily under the TRANE(R) and AMERICAN STANDARD(R) names. Air Conditioning Products' sales to the commercial and residential markets represented approximately 75% and 25%, respectively, of Air Conditioning Products' total sales in 1994 and the first six months of 1995. Approximately 60% of Air Conditioning Products' sales in these periods was to the replacement, renovation and repair markets, which have been less cyclical than the new residential and commercial construction markets. Of Air Conditioning Products' 1994 worldwide sales, approximately 84% was derived from U.S. operations (including 7% related to export sales) and 16% was derived from operations outside the United States.

     Air Conditioning Products' sales increased to $1,425 million in the first six months of 1995, compared with $1,168 million in the first half of 1994. This increase was due principally to increased market shares, higher replacement, renovation and repair revenues and increased levels of new residential and commercial construction activity. Management believes that Air Conditioning Products is well positioned for growth because of its high quality, brand-name products, significant existing market shares, the introduction of new product features such as electronic controls, the expansion of its broad distribution network and conversion to products utilizing environmentally-preferred refrigerants.

     PLUMBING PRODUCTS. American Standard is a leading manufacturer in Europe and a number of other countries of bathroom and kitchen fixtures and fittings for the residential and commercial construction markets and retail sales channels. Plumbing Products manufactures and distributes its products under the AMERICAN STANDARD(R), IDEAL STANDARD(R) and STANDARD(R) names. Of Plumbing Products' worldwide 1994 sales, approximately 72% was derived from operations outside the United States and 28% was derived from operations in the United States.

     Plumbing Products' sales increased to $645 million in the first six months of 1995, compared to $597 million in the first half of 1994, due principally to increased sales to replacement and retail "do-it-yourself" markets, as well as increased levels of commercial construction activity, and the favorable effects of changes in foreign exchange rates. Management believes that Plumbing Products is well positioned for growth due to the high quality of its brand-name products, significant existing market shares in a number of countries and the expansion of existing operations in developing market areas throughout the world (principally the Far East, Latin America and Eastern Europe).

     AUTOMOTIVE PRODUCTS. American Standard is a leading manufacturer, primarily in Europe and Brazil, of braking and related systems for the commercial and utility vehicle industry. Its most important products are pneumatic braking systems and related electronic and other control systems (including ABS) marketed under the WABCO(R) name for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. American Standard supplies vehicle manufacturers such as Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover.

     Automotive Products' sales increased to $524 million in the first six months of 1995, compared to $355 million in the first half of 1994, due principally to increased levels of commercial vehicle production in Europe and Brazil, as well as the favorable effects of changes in foreign exchange rates. Management believes that Automotive Products is well positioned to benefit from improved market conditions in Europe and Brazil and increasing demand for ABS and other sophisticated electronic control systems in a number of markets (including the commercial vehicle market in the United States, where phase-in of ABS has been mandated beginning in 1997), as well as from the technological advances embodied in the Company's products and its close relationships with a number of vehicle manufacturers.

     See "Business -- Air Conditioning Products Segment"; "-- Plumbing Products Segment" and "-- Automotive Products Segment".

GLOBALIZATION

     American Standard has historically had a significant global presence. One of its major strategic objectives is to continue to expand that presence through the growth of existing operations and the establishment of new operations in developing market areas in the Far East, Latin America and Eastern Europe. The Company often uses joint ventures with local manufacturing and distribution partners to facilitate risk sharing and to allow the Company to benefit from the additional expertise of local market participants. See
"Business -- Strategy -- Globalization".

     Air Conditioning Products plans to continue to expand its operations in the Far East, Latin America and Europe. In 1994, it established a joint venture in Australia, and in 1995, a joint venture in the PRC, where it is currently negotiating to establish several other joint ventures. Air Conditioning Products also continues to expand its sales forces in the Far East and Latin America.

     Plumbing Products has entered new markets through joint ventures in Eastern Europe, Spain, Portugal and Vietnam and is continuing to expand using this approach. Plumbing Products is significantly expanding its operations in the PRC through its affiliate, A-S China Plumbing Products Limited ("ASPPL"), in which American Standard has a current ownership position of approximately 28% and effective control over day-to-day operations. ASPPL, which had total assets of approximately $125 million at June 30, 1995, is expanding its operations to Beijing, Tianjin, Shanghai and Guangzhou in order to provide a full product line of fixtures, fittings and bathtubs throughout the PRC market.

     Automotive Products, headquartered in Europe, has acquired a business in Spain, is in the process of establishing joint ventures in Eastern Europe and the PRC, and plans to expand its existing joint ventures in Japan and the United States.

DEMAND FLOW

     To build on its position as a leader in each of its industries and to increase sales and operating income, American Standard began in 1990 to apply Demand Flow to all its businesses. Under Demand Flow, products are produced as and when required by the customer, the production process is streamlined, and quality control is integrated into each step of the manufacturing process. The benefits of Demand Flow include better customer service, quicker response to changing market needs, improved quality control, higher productivity, increased inventory turnover rates and reduced requirements for working capital and manufacturing and warehouse space.

     Demand Flow has been implemented in substantially all of American Standard's production facilities. American Standard believes that its implementation of Demand Flow has achieved significant benefits. Product cycle time (the time from the beginning of the manufacturing of a product to its completion) has been reduced and, on average, inventory turnover rates have almost tripled. Principally as a result of the implementation of Demand Flow, American Standard achieved an aggregate $264 million reduction in inventories from December 31, 1989 through December 31, 1994, while sales have grown 34% for the same period. American Standard is also applying Demand Flow to administrative functions and is re-engineering its organizational structure to manage its businesses based on processes instead of functions. See
"Business -- Strategy -- Demand Flow".

                                   OWNERSHIP


     The Company was formed in 1988 by Kelso & Company, L.P. ("Kelso") to effect the acquisition (the "Acquisition") of American Standard Inc. Assuming no exercise of the Underwriters' over-allotment options, after giving effect to the Offerings and a distribution by ASI Partners to certain of its limited partners
of      shares of Common Stock in conjunction with the Offerings, ASI Partners will own approximately 35% of the Company's Common Stock. The recipients of such distributions have agreed with ASI Partners and the Underwriters not to offer, sell or otherwise dispose of such shares of Common Stock prior to September 30, 1996 without the prior written consent of ASI Partners and Goldman, Sachs & Co.
The remainder of the Company's Common Stock will be owned approximately      %
by the public (including purchasers of Shares in the Offerings), approximately 13% by the American-Standard Employee Stock Ownership Plan (the "ESOP") and approximately 8% by certain current officers and employees of American Standard. See "Principal and Selling Stockholders -- Shares Eligible for Future Sale". Pursuant to the Company's Stock Incentive Plan (the "Stock Plan"), options to purchase approximately 5.0 million shares (exercisable at $20 per share, the initial public offering price in the Company's February 1995 initial public offering of Common Stock (the "IPO")) were granted to officers and other key executive and management employees of the Company and its subsidiaries or minority-owned joint ventures in connection with the IPO. Such options vest in equal installments on the first, second and third anniversaries of the date of grant. An additional 2.6 million shares (for a total of 7.6 million) are available for subsequent grants under the Stock Plan. In addition, the Company will fund the ESOP at an annual rate of approximately $25 million through contributions of cash or shares of Common Stock (including newly issued shares valued at their then current market value). The Company expects to fund such contributions through the issuance of shares of Common Stock commencing in the third quarter of 1995.


                                 THE OFFERINGS

Common Stock offered by the Selling Stockholders:
  U.S. Offering..........................................................   12,250,000 shares
  International Offering.................................................    5,250,000 shares
                                                                           ------------
  Total..................................................................   17,500,000 shares
                                                                           ------------
                                                                           ------------
Common Stock to be outstanding after the Offerings(1)....................   76,147,445 shares
NYSE Symbol..............................................................                 ASD

- ---------------
(1) Based upon shares outstanding at June 30, 1995. Excludes outstanding management stock options that are not currently exercisable covering approximately 5.0 million shares, and up to an additional 2.6 million shares that may be issued in the future under the Stock Plan.

                                USE OF PROCEEDS

     All of the shares of Common Stock offered hereby are being offered by the Selling Stockholders. The Company will receive no proceeds from the Offerings.

                          PRICE RANGE OF COMMON STOCK

     Since February 3, 1995, as part of the IPO, the Common Stock has traded on the NYSE under the symbol "ASD". The following table sets forth the high and low reported sale prices for the Common Stock as quoted by the NYSE for the periods indicated.


                                                                           MARKET PRICE
                                                                          --------------
    CALENDAR PERIOD                                                       HIGH      LOW
    --------------------------------------------------------------------  ----     -----
    1995
    First Quarter (from February 3, 1995)...............................  $ 25     $19 5/8
    Second Quarter......................................................  28 1/4   24 1/4
    Third Quarter (through August 25, 1995).............................  30 3/8      26


     See "Price Range of Common Stock and Dividend Policy".

                                  RISK FACTORS

     Prospective purchasers of the Shares should consider carefully the specific risk factors set forth under "Risk Factors", as well as the other information set forth or incorporated by reference in this Prospectus.

                                1995 REFINANCING

OVERVIEW

     In the first quarter of 1995 the Company completed a major refinancing (the "1995 Refinancing") begun in the fourth quarter of 1994. The 1995 Refinancing, which reduced the amount of debt outstanding and reduced the Company's borrowing rates, consisted of: (i) the October 1994 amendment of the Company's 1993 credit agreement (the "1993 Credit Agreement"), which amendment provided for an additional term loan of $325 million (the "October Borrowing"), the proceeds of which were used, in November 1994, to redeem $317 million of American Standard Inc.'s high interest rate bonds with lower-rate bank debt; (ii) the IPO, which yielded net proceeds of approximately $281 million which were used to reduce indebtedness; and (iii) the February 1995 amendment and restatement of the 1993 Credit Agreement (as so amended and restated, the "1995 Credit Agreement"), a secured, multi-currency, multi-borrower facility aggregating $1.0 billion, the proceeds of which, among other things, refinanced existing borrowings (including the October Borrowing). The 1995 Credit Agreement provides reduced borrowing rates, increased borrowing capacity, less restrictive covenants and lower annual scheduled debt maturities through 2001.

SUMMARY PRO FORMA EFFECTS

     The following summary unaudited pro forma financial data give effect to the 1995 Refinancing as if the same had occurred at the beginning of each of the periods presented. The pro forma statement of operations data do not reflect extraordinary charges of $9 million in 1994 and $30 million in the first half of 1995 related to the write-off of debt issuance costs and premiums paid with respect to debt retired or repaid in connection with the 1995 Refinancing. In addition, the pro forma statement of operations data reflect no change to the tax provision, as the impact of decreased interest expense reduces U.S. domestic losses for which no tax benefit has been provided. See "1995 Refinancing -- Pro Forma Effects", the Consolidated Financial Statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                   SIX MONTHS
                                                                  YEAR                ENDED
                                                                 ENDED              JUNE 30,
                                                              DECEMBER 31,   -----------------------
                                                                  1994          1994         1995
                                                              ------------   ----------   ----------
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Sales.....................................................     $4,457        $2,120       $2,594
     Cost of sales..........................................      3,377         1,604        1,918
     Selling and administrative expenses....................        779           366          416
     Other expense..........................................         57            14           19
     Interest expense.......................................        209           102          107
                                                              ----------     ---------    ---------
  Income before income taxes and
     extraordinary item.....................................         35            34          134
  Income taxes..............................................         62            32           54
                                                              ----------     ---------    ---------
  Income (loss) before extraordinary item...................      $ (27)       $    2       $   80
                                                              ----------     ---------    ---------
                                                              ----------     ---------    ---------
INCOME (LOSS) PER COMMON SHARE:
  Income (loss) before extraordinary item...................     $ (.36)       $  .03       $ 1.06
  Average number of outstanding common shares...............       75.0          75.0         75.8

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following table sets forth summary historical financial data of the Company for each of the three years in the period ended December 31, 1994 and the six month periods ended June 30, 1994 and 1995. The summary annual historical financial data are derived from the Company's Consolidated Financial Statements. Information for the six months ended June 30, 1994 and 1995 is derived from unaudited interim financial statements which reflect, in the opinion of the Company, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial data for such periods. Results for interim periods are not necessarily indicative of results for the full year. See the Consolidated Financial Statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                        SIX MONTHS
                                                                                           ENDED
                                                        YEAR ENDED DECEMBER 31,          JUNE 30,
                                                     -----------------------------   -----------------
                                                      1992        1993      1994      1994      1995
                                                     -------     -------   -------   -------   -------
                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED FINANCIAL DATA:
STATEMENT OF OPERATIONS DATA:
  Sales............................................  $ 3,792     $ 3,830   $ 4,457   $ 2,120   $ 2,594
    Cost of sales..................................    2,852       2,903     3,377     1,604     1,918
    Selling and administrative expenses............      679         692       779       366       416
    Other expense..................................       24          38        57        14        19
    Interest expense...............................      289         278       259       129       111
                                                     ---------   --------- --------- --------- ---------
                                                           -           -         -         -         -
  Income (loss) before income taxes and
    extraordinary item.............................      (52)        (81)      (15)        7       130
  Income taxes.....................................        5          36        62        32        54
                                                     ---------   --------- --------- --------- ---------
                                                           -           -         -         -         -
  Income(loss) before extraordinary item...........      (57)       (117)      (77)      (25)       76
  Extraordinary loss on retirement of debt.........       --         (92)       (9)       --       (30)
                                                     ---------   --------- --------- --------- ---------
                                                           -           -         -         -         -
  Net income (loss)................................      (57)       (209)      (86)      (25)       46
  Preferred dividend...............................      (16)         (8)       --        --        --
                                                     ---------   --------- --------- --------- ---------
                                                           -           -         -         -         -
  Net income (loss) applicable to common shares....  $   (73)    $  (217)  $   (86)  $   (25)  $    46
                                                     ==========  ========== ========== ========== ==========
NET INCOME (LOSS) PER COMMON SHARE:
  Income (loss) before extraordinary item..........  $ (1.24)    $ (2.11)  $ (1.29)  $  (.41)  $  1.04
  Extraordinary loss on retirement of debt.........       --       (1.55)     (.15)       --      (.41)
                                                     ---------   --------- --------- --------- ---------
                                                           -           -         -         -         -
  Net income (loss) per common share...............  $ (1.24)    $ (3.66)  $ (1.44)  $  (.41)  $   .63
                                                     ==========  ========== ========== ========== ==========
  Average number of outstanding common shares......     58.6        59.3      59.9      59.9      73.0
OTHER DATA:
  Depreciation expense.............................  $   112     $   106   $   123   $    69   $    56
  Amortization of goodwill.........................       33          31        31        15        17
  EBIT (a).........................................      237         197       244       136       241
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital..................................  $   292     $    80   $   (14)  $    88   $   (62)
  Goodwill (net)...................................    1,102       1,026     1,053     1,028     1,088
  Total assets.....................................    3,126       2,987     3,156     3,215     3,424
  Total debt.......................................    2,145       2,336     2,364     2,406     2,120
  Exchangeable preferred stock.....................      133          --        --        --        --
  Stockholders' deficit............................     (449)       (723)     (798)     (727)     (467)

- ---------------
(a) EBIT is the sum of (i) income (loss) before income taxes and extraordinary item and (ii) interest expense.

                                                                                        SIX MONTHS
                                                                                           ENDED
                                                        YEAR ENDED DECEMBER 31,          JUNE 30,
                                                     -----------------------------   -----------------
                                                      1992        1993      1994      1994      1995
                                                     -------     -------   -------   -------   -------
                                                                       (IN MILLIONS)
                                                     -------------------------------------------------
SEGMENT FINANCIAL DATA:
SALES:
  Air Conditioning Products........................  $ 1,892     $ 2,100   $ 2,480   $ 1,168   $ 1,425
  Plumbing Products................................    1,170       1,167     1,218       597       645
  Automotive Products..............................      730         563       759       355       524
                                                     ---------   --------- --------- --------- ---------
                                                           -           -         -         -         -
                                                     $ 3,792     $ 3,830   $ 4,457   $ 2,120   $ 2,594
                                                     ==========  ========== ========== ========== ==========

OPERATING INCOME:
  Air Conditioning Products........................  $   104     $   133   $   182   $    98   $   128
  Plumbing Products................................      108         108       111        59        73
  Automotive Products..............................       88          41        62        20        87
                                                     ---------   --------- --------- --------- ---------
                                                           -           -         -         -         -
                                                     $   300     $   282   $   355   $   177   $   288
                                                     ==========  ========== ========== ========== ==========

ADJUSTED OPERATING INCOME(A):
  Air Conditioning Products........................              $   138   $   189   $   105   $   128
  Plumbing Products................................                  109       130        78        73
  Automotive Products..............................                   43        76        34        87
                                                                 --------- --------- --------- ---------
                                                                       -         -         -         -
                                                                 $   290   $   395   $   217   $   288
                                                                 ========== ========== ========== ==========

- ---------------

(a) Excludes the following special charges incurred in 1993 and the first six months of 1994 applicable to consolidation of production facilities, employee severance, other cost reduction actions and a provision for the early disposition of certain assets:

                                                                          1993     1994
                                                                          ----     ----
                Air Conditioning Products...............................   $5      $ 7
                Plumbing Products.......................................    1       19
                Automotive Products.....................................    2       14
                                                                           --
                                                                                   ---
                                                                           $8      $40
                                                                           ==      ===

                                  RISK FACTORS

     Prospective purchasers of the Shares should consider carefully the following risk factors, as well as other information set forth or incorporated by reference in this Prospectus.

SUBSTANTIAL LEVERAGE

     In connection with its 1988 Acquisition of American Standard Inc., the Company incurred substantial indebtedness, resulting in its highly leveraged capital structure. See "The Acquisition". At June 30, 1995, the Company's total indebtedness was approximately $2.1 billion, including short-term debt and the current portion of long-term debt. See "Capitalization". American Standard Inc. also had the ability as of June 30, 1995 to incur $237 million of additional indebtedness under revolving credit facilities and the Company's foreign subsidiaries had an additional $62 million available under overdraft facilities. At June 30, 1995, American Standard had scheduled principal payments of approximately $34 million for the second half of 1995 and amounts ranging from $66 million to $223 million for the years 1996 through 1999. American Standard intends to use cash generated by operations to reduce its indebtedness and for general corporate purposes. Subject to restrictions in its debt instruments, the Company may also incur additional indebtedness from time to time to finance expansion through capital expenditures, acquisitions or joint ventures or to fund other expenditures.

     American Standard's substantial leverage could have important consequences, including: limiting the Company's ability to obtain additional financing; the need to use substantial portions of operating cash flow to meet interest and principal repayment obligations; exposure to interest rate fluctuations due to floating interest rates; increased vulnerability to changes in general economic conditions, competitive pressures and changes in government regulations; and potential limitations on its ability to realize some or all of the benefit of significant business opportunities.

     In addition, the 1995 Credit Agreement contains various covenants that limit, among other things, mergers and asset sales, indebtedness, dividends on and redemption of capital stock, voluntary prepayment of certain other indebtedness, rental expense, liens, capital expenditures, investments or acquisitions, the use of proceeds from asset sales, intercompany transactions and transactions with affiliates and certain other business activities. The covenants also require American Standard Inc. to meet certain financial tests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     American Standard's operating results and cash flow improved from 1993 to 1994 and have improved further in the first six months of 1995 compared with the first half of 1994. To meet its debt service obligations with operating cash flow and comply with the covenants and restrictions contained in the 1995 Credit Agreement, the Company will have to sustain the level of operating results and cash flow achieved in 1994. Although its interest costs and debt service obligations have been reduced as a result of the 1995 Refinancing, there can be no assurance that the Company will be able to sustain that level of improved results, particularly because the Company's results depend significantly on financial, business and other factors, including prevailing economic conditions, that are beyond its control. To avoid potential non-compliance with the covenants and restrictions contained in its previous credit agreements, the Company from time to time has had to obtain waivers and amendments. The Company believes it is currently in compliance with the covenants contained in the 1995 Credit Agreement, but it may have to obtain similar waivers or amendments in the future. Failure to meet such debt service obligations or comply with such covenants could lead to a default which would allow the acceleration of principal and interest payment obligations. In the event of default, there can be no assurance that the Company could restructure its obligations in a way satisfactory to its lenders. Default under the agreements governing the indebtedness of the Company could have a significant adverse effect on the market value and marketability of the Common Stock.

HISTORICAL LOSSES THROUGH 1994

     The Company had net income of $46 million for the six months ended June 30, 1995, compared with a net loss of $25 million for the same period in 1994. Since the Acquisition in 1988, American Standard has had net losses (after income taxes, cumulative effects of changes in accounting methods and extraordinary losses on retirement of debt) of $227 million in 1989, $54 million in 1990, $143 million in 1991, $57 million in 1992, $209 million in 1993 and $86 million in 1994. The Company's results of operations reflect the effects of purchase accounting and significant interest expense resulting from its highly leveraged capital structure. Results of operations in 1991, 1992 and 1993 were also affected by recessions in the Company's markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

INTERNATIONAL OPERATIONS

     The Company has substantial operations and assets located outside the United States, primarily in Western Europe as well as other countries. International operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, governmental expropriation, political risks and risks of increases in taxes. In addition, various jurisdictions outside the United States have laws limiting the right and ability of non-U.S. subsidiaries and affiliates to pay dividends and remit earnings to affiliated companies unless specified conditions are met.

     Earnings of international subsidiaries are subject to income taxes of non-U.S. jurisdictions that reduce cash flow available to meet required debt service and other obligations of the Company. In 1994, despite a consolidated net loss of $86 million, the Company incurred income taxes, principally outside the U.S., of $62 million.

     The Company's financial performance on a U.S. dollar-denominated basis has historically been significantly affected by changes in currency exchange rates. Although the Company does not currently engage in significant foreign exchange hedging activities, the Company believes its borrowings in foreign currencies mitigate the effect of fluctuating currency exchange rates. Nonetheless, changes in certain exchange rates could adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

TAX MATTERS

     The Company has from time to time reorganized and restructured, and may in the future reorganize and restructure, its international operations based on certain assumptions it believes to be correct relating to the various tax laws (including capital gains and withholding tax laws), U.S. and international tax treaty developments, international currency exchange and capital repatriation laws and other relevant laws of a variety of non-U.S. jurisdictions. While management believes that such assumptions are correct, there can be no assurance that taxing or other authorities will reach the same conclusion. If such assumptions are incorrect, or if such laws were changed or modified, the Company may experience adverse tax and other financial consequences.

     In connection with examinations of certain tax returns of American Standard's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. The Company has paid approximately $22 million (using June 30, 1995 exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. During the first quarter of 1995, the Company received the first of two expected reports of the German tax authorities on audit findings for tax years 1984 through 1990. This first report was silent on one of the major issues under audit, which had represented over one-third of the potential total adjustments that the Company earlier anticipated the German tax authorities might propose for the years 1984 through 1990. While there can be no assurance, the Company believes it is now unlikely that this issue will be pursued further by the German tax authorities.

     During the second quarter of 1995, the Company received the second report on audit findings for tax years 1988 through 1990. On the basis of the second report, and assuming that the matter is not first resolved by administrative appeals procedures, the remaining proposed adjustments could ultimately lead to litigation regarding disputed taxes (principally for the 1988 through 1990 period) of up to approximately $80 million (using June 30, 1995 exchange rates), plus interest. In addition, significant transactions similar to those which gave rise to the possible adjustments referred to above occurred in years subsequent to 1990. If the German tax authorities should continue to propose adjustments for the 1988-1990 period, they might, after future tax audits, also propose tax adjustments for years 1991-1993, that could be as much as 50% higher than the comparable adjustments for the years 1988 through 1990. American Standard, on the basis of the opinion of German legal counsel, Meilicke & Partner, believes the tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to contest vigorously any adjustments which have been or may be assessed. Accordingly, the Company has not recorded any loss contingency at June 30, 1995 with respect to such matters.

     Under German tax law, if an assessment is made for the years under audit, the authorities may demand immediate payment of the amount assessed prior to final resolution of the issues. (The same principles would apply as to any assessment in connection with possible audits for subsequent years.) American Standard believes, however, on the basis of the opinion of German legal counsel, that it is highly likely that a suspension of payment pending final resolution would be obtained. If immediate payment were required, the Company expects that it would be able to meet such payment from available sources of liquidity or credit support but that future cash flows and capital expenditures, and subsequent results of operations for any particular quarterly or annual period, could be adversely affected.

     As a result of recent changes in German tax legislation, the Company's tax provisions in 1994 and the first six months of 1995 were higher in Germany and will be higher thereafter. As a result of this German tax legislation and the related additional tax provisions, the Company believes its exposure to the issues under the audit referred to above will be reduced for 1994, 1995 and future years.

     American Standard Inc. makes substantial interest payments to its indirect wholly-owned Netherlands subsidiary. These interest payments had been exempt from U.S. withholding tax under an income tax treaty between the United States and the Netherlands. Under a provision in a new treaty such payments would have become subject to 15% U.S. withholding tax, except that the Company received a ruling from the Internal Revenue Service ("IRS") making a determination that no U.S. withholding tax will be imposed for 1995. The Company believes, based on the ruling exempting 1995 interest payments from U.S. withholding tax, that its request for a subsequent ruling covering 1996 (and later years) should also receive favorable IRS action. If the subsequent IRS ruling request is not resolved favorably, additional withholding taxes of approximately $11 million per year could be imposed on the Company commencing in 1996. In such case, the Company would consider alternatives designed to mitigate the increased withholding taxes; however, there is no assurance that such alternatives could be found.

CYCLICALITY; SEASONALITY

     American Standard's businesses are cyclical. Although the exposure of Air Conditioning Products and Plumbing Products to cyclicality in the new construction market is somewhat mitigated by their increasing emphasis on the replacement, renovation and repair markets (approximately 60% of their 1994 sales), which have been less cyclical, Air Conditioning Products' and Plumbing Products' sales to the new construction market continue to constitute a substantial portion of their sales (approximately 40% of their 1994 sales). Automotive Products' sales are highly dependent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which also have been cyclical. For a more detailed discussion of U.S. non-residential construction activity and housing starts, and Western European commercial vehicle production, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cyclicality; Seasonality".

     Total Company sales tend to be seasonally higher in the second and third quarters of the year because a significant percentage of Air Conditioning Products' sales is attributable to residential and commercial construction activity, which is generally higher in the second and third quarters of the year, and because Summer is the peak season for sales of air conditioning products.

ENVIRONMENTAL CONSIDERATIONS

     The Company's U.S. operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air, water and soil and establish standards for the treatment, storage and disposal of solid and hazardous wastes. A number of the Company's plants are in the process of making changes or modifications to comply with such laws and regulations as well as undertaking response actions to address soil and groundwater issues at certain of its facilities. The Company is a party to a number of remedial actions under various federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites at which hazardous wastes or materials were disposed or released, including approximately 30 proceedings under the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes in which the Company has been named a potentially responsible party or a third party by a potentially responsible party. Expenditures in 1992, 1993, 1994 and the first six months of 1995 to evaluate and remediate such sites were not material. On the basis of the Company's historical experience and information currently available, the Company believes these remedial actions will not have a material adverse effect on its financial condition, results of operations or liquidity.

     Additional sites may be identified for environmental remediation in the future, including properties previously transferred by the Company and with respect to which the Company may have contractual indemnification obligations. The Company cannot estimate at this time the ultimate aggregate costs of all remedial actions, because of (a) uncertainties surrounding the nature and application of environmental regulations, (b) the Company's lack of information about additional sites at which it may be listed as a potentially responsible party, (c) the level of clean-up that may be required at specific sites and choices concerning the technologies to be required at specific sites and choices concerning technologies to be applied in corrective actions, (d) the number of contributors and the financial capacity of others to contribute to the cost of remediation at specific sites and (e) the time periods over which remediation may occur.

     The Company's international operations are also subject to various environmental statutes and regulations. Generally, these requirements tend to be no more restrictive than those in effect in the United States. The Company believes it is in substantial compliance with such existing domestic and foreign environmental statutes and regulations.

     The Company has derived significant revenues in 1993 and prior years from sales of air conditioning products using chlorofluorocarbons ("CFCs") and hydrochlorofluorocarbons ("HCFCs"). Use of CFCs, HCFCs and other ozone-depleting chemicals is to be phased out over various periods of time under regulations that will require use of substitute permitted refrigerants. Also, adoption of new refrigerants will require replacement or modification of much of the air conditioning equipment already installed. The Company believes that these regulations will have the effect of generating additional product sales and parts and service revenues, as existing air conditioning equipment operating on CFCs is converted to operate on environmentally-preferred refrigerants or replaced, although this is likely to happen only over a number of years and the Company is unable to estimate the magnitude or timing of such additional conversion or replacements. The Company has been working closely with the manufacturers of refrigerants that are developing substitutes for the CFCs and HCFCs to be phased out so that its products will be compatible with the substitutes. Although the Company believes that its commercial products currently in production will not require substantial modification to use substitutes, residential and light commercial products produced by the Company and its competitors may require modification for substitute refrigerants. The costs of the substitution of alternative refrigerants are expected to be reflected in product pricing and accordingly are not expected to have a material adverse impact on the Company. See
"Business -- General -- Regulations and Environmental Matters".

LABOR RELATIONS

     The Company employed approximately 40,000 people (excluding employees of unconsolidated joint venture companies) at June 30, 1995. The Company has a total of 18 labor union contracts in North America (covering approximately 8,500 employees), two of which were to have expired in 1995 (covering approximately 940 employees) and seven of which expire in 1996 (covering approximately 4,800 employees). Both of the contracts expiring in 1995 and a contract covering approximately 200 Canadian employees which expired in the last quarter of 1994 have been successfully renegotiated. There can be no assurance that the Company will successfully renegotiate the labor contracts expiring during 1996 without work stoppages. However, the Company does not anticipate having problems renegotiating any contracts that would materially affect its results of operations.

     In 1994, 230 Plumbing Products' employees went on strike for 64 days at the Landsdowne (Toronto), Canada chinaware manufacturing plant. In 1991, 1,200 Air Conditioning Products employees went on strike for 54 days at the LaCrosse, Wisconsin facility and, in 1989, 1,300 Air Conditioning Products workers went on strike for 40 days at the Clarksville, Tennessee facility. Other than these strikes, the Company has not experienced any other significant work stoppages since 1985. The Company also has a total of 40 labor contracts outside North America (covering approximately 18,000 employees), where the Company has not experienced any significant work stoppage in the last five years.

     Although the Company believes relations with its employees are generally satisfactory, there can be no assurance that the Company will not experience significant work stoppages in the future or that its relations with employees will continue to be satisfactory.

PRINCIPAL STOCKHOLDERS


     The Company, ASI Partners and certain management stockholders are parties to a stockholders' agreement (the "Amended Stockholders Agreement") which provides that ASI Partners may designate for nomination a majority of the Company's Board of Directors for so long as ASI Partners continues to own at least 35% of the outstanding Common Stock. After giving effect to the Offerings and a distribution by ASI Partners to certain of its limited partners of shares of Common Stock in conjunction with the Offerings, ASI Partners will own approximately 35% of the then outstanding Common Stock. If ASI Partners were to own less than 35% of the outstanding Common Stock, it would no longer have the ability to designate a majority of the nominees for election to the Board of Directors of the Company. ASI Partners will retain the ability to designate nominees for election to the Board of Directors (four nominees to the eleven-member Board, for so long as ASI Partners owns less than 35% but more than 20% of the outstanding Common Stock, and one nominee, as long as ASI Partners owns at least 10% but less than 20% of the outstanding Common Stock) and thereby can influence the Company's corporate policies. See "-- Shares Eligible for Future Sale" and "Principal and Selling Stockholders".


CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

     The Company's Restated Certificate of Incorporation, Amended By-Laws and Stockholder Rights Plan contain provisions that may have the effect of making more difficult an acquisition of control of the Company that has not been approved by the Company's Board of Directors. See "Description of Capital Stock -- Certain Provisions Relating to Changes in Control".

     In addition, the terms of the 1995 Credit Agreement and the indentures governing certain of American Standard Inc.'s publicly-held debt securities permit the lenders under the 1995 Credit Agreement and the holders of such debt securities, respectively, to accelerate payments or require redemption upon certain events which constitute a change of control of the Company or American Standard Inc. Such change in control provisions could limit the Company's ability to complete future equity financings. The Offerings will not constitute a change of control under such provisions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 10 of Notes to Consolidated Financial Statements.

SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.


     On June 30, 1995, there were 76,147,445 shares of Common Stock outstanding. Shares owned by persons other than "affiliates" of the Company are freely tradeable without restriction or future registration under the Securities Act. After giving effect to the Offerings and the distribution referred to below, ASI Partners, the ESOP and certain management stockholders that may be deemed
"affiliates" of the Company will own approximately             , 10,141,623 and
1,069,213 outstanding shares of Common Stock, respectively. ASI Partners and certain management stockholders were granted certain registration rights in connection with the IPO. The Company, the Selling Stockholders and certain management stockholders have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock other than pursuant to the Offerings for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. The foregoing agreements are subject to certain exceptions. ASI Partners has distributed shares of Common Stock to its partners, and may in the future sell or otherwise dispose of Common Stock, including additional distributions to its partners.



     An aggregate of approximately      shares of Common Stock are expected to
be distributed by ASI Partners to certain of its limited partners in lieu of cash in conjunction with the Offerings. The recipients of such distributions have agreed with ASI Partners and the Underwriters not to offer, sell or otherwise dispose of such shares of Common Stock prior to September 30, 1996 without the prior written consent of ASI Partners and Goldman, Sachs & Co.


     In addition, stock options covering approximately 5.0 million shares of Common Stock (exercisable at $20 per share, the initial public offering price in the February 1995 IPO) were granted pursuant to the Stock Plan in connection with the IPO and will become exercisable in three equal installments on the first, second and third anniversaries of the date of grant. American Standard will register under the Securities Act the approximately 7.6 million shares of Common Stock (including the aforementioned option shares) that may be issued pursuant to the Stock Plan prior to the time any options become exercisable. In addition, the Company will fund the ESOP at an annual rate of approximately $25 million through contributions of cash or shares of Common Stock (including newly issued shares valued at their then current market value). The Company expects to fund such contributions through the issuance of shares of Common Stock commencing in the third quarter of 1995. See "Principal and Selling
Stockholders -- Shares Eligible for Future Sale".

DILUTION


     The difference between the initial public offering price per share of the Shares and the net tangible deficit per share of Common Stock constitutes immediate dilution to investors in the Offerings. At June 30, 1995, the Company had a tangible net deficit (representing the difference between tangible assets and liabilities) of approximately $1.6 billion, or approximately $20.97 per share. Purchasers of Shares in the Offerings will experience immediate and substantial dilution of $49.10 per share (based on an assumed initial public offering price of $28 1/8 per share, the closing market price on the NYSE on August 25, 1995).

                                  THE COMPANY

     American Standard is a globally-oriented manufacturer of high quality, brand-name products in three major product groups: air conditioning systems (56% of 1994 sales); bathroom and kitchen fixtures and fittings (27% of 1994 sales); and braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles (17% of 1994 sales). American Standard is a market leader in each of these business segments in the principal geographic areas in which it competes. The Company's brand names include TRANE(R) and AMERICAN STANDARD(R) for air conditioning systems, AMERICAN STANDARD(R), IDEAL STANDARD(R) and STANDARD(R) for plumbing products and WABCO(R) for braking and related systems. The Company emphasizes technologically advanced products such as air conditioning systems that utilize energy-efficient compressors and environmentally-preferred refrigerants, water-saving plumbing products and commercial vehicle braking and related systems (including ABS) that utilize electronic controls. See "Business".

     The Company is a Delaware corporation formed by Kelso in 1988 to effect the Acquisition. The Company's only significant asset is the common stock of American Standard Inc., a Delaware corporation which was incorporated in 1929 following the merger of American Radiator Company and Standard Sanitary Manufacturing Company, each of which traced its roots to the nineteenth century. Kelso is a private merchant banking firm specializing in leveraged buyout transactions.

                                THE ACQUISITION

     The Acquisition of American Standard Inc. by the Company was effected through a cash tender offer in April 1988 and a subsequent merger in June 1988. The aggregate purchase price of the Acquisition was approximately $3.2 billion (including assumed debt), financed by approximately $350 million in equity financing (including $275 million from the sale of Common Stock) and by approximately $2.8 billion in new or assumed debt. As a result of the Acquisition, the Company's results of operations include the effects of purchase accounting and reflect a highly leveraged capital structure. See "Risk
Factors -- Substantial Leverage" and "-- Historical Losses Through 1994".


     As part of the equity financing for the Acquisition, ASI Partners purchased 45 million shares of Common Stock at a price of $4 per share. Based on the last reported sale price of the Common Stock on the NYSE on August 25, 1995 ($28 1/8 per share), the 44.6 million shares of Common Stock then owned by ASI Partners had a market value of approximately $1.25 billion. Based on the above-mentioned trading price, ASI Partners would receive approximately $491 million from the sale of Common Stock in the Offerings (prior to the deduction of the underwriting discount). In connection with the IPO, Kelso received certain fees. See "Principal and Selling Stockholders".


                                USE OF PROCEEDS

     All of the shares of Common Stock offered hereby are being offered by the Selling Stockholders. The Company will receive no proceeds from the Offerings.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Since February 3, 1995, as part of the IPO, the Common Stock has been traded on the NYSE under the symbol "ASD". The following table sets forth the high and low reported sale prices for the Common Stock as quoted by the NYSE for the periods indicated.


                                                                               MARKET PRICE
                                                                              --------------
                              CALENDAR PERIOD                                 HIGH      LOW
- ----------------------------------------------------------------------------  -----    -----
1995
First Quarter (from February 3, 1995).......................................  $  25    $19 5/8
Second Quarter..............................................................  28 1/4   24 1/4
Third Quarter (through August 25, 1995).....................................  30 3/8      26



     The last reported sale price for the Common Stock by the NYSE on August 25, 1995 was $28 1/8 per share. As of such date, the Company had approximately 76.1 million shares of Common Stock outstanding. The number of holders of record of the Common Stock as of June 30, 1995 was 473.


     The Company has not historically paid dividends on its Common Stock, and does not currently intend to pay dividends. Moreover, the terms of certain debt instruments (including the 1995 Credit Agreement as well as a number of American Standard Inc.'s publicly traded debt securities) prohibit or restrict the payment of dividends and other extensions of funds by American Standard Inc. to the Company. The declaration and timing of any dividends in the future will be determined by the Company's Board of Directors, based on its results of operations, financial condition, cash requirements, certain corporate law requirements and other factors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company and its subsidiaries at June 30, 1995. This table should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. All amounts are translated where applicable using June 30, 1995 currency exchange rates.

                                                                                JUNE 30, 1995
                                                                            ---------------------
                                                                                   ACTUAL
                                                                            ---------------------
                                                                            (DOLLARS IN MILLIONS)
SHORT-TERM DEBT:
  Loans payable to banks..................................................        $    35.0
  Revolving credit facility...............................................            261.1
  Current maturities of long-term debt....................................             66.4
                                                                                   --------
     Total short-term debt................................................            362.5
LONG-TERM DEBT:
  1995 Credit Agreement...................................................            449.5
  9 1/4% Sinking Fund Debentures..........................................            150.0
  10 7/8% Senior Notes....................................................            150.0
  11 3/8% Senior Debentures...............................................            250.0
  9 7/8% Senior Subordinated Notes........................................            200.0
  10 1/2% Senior Subordinated Discount Debentures.........................            549.6
  Other loans.............................................................             74.6
                                                                                   --------
                                                                                    1,823.7
  Less current maturities.................................................            (66.4)
                                                                                   --------
     Total long-term debt.................................................          1,757.3

STOCKHOLDERS' DEFICIT:
  Preferred Stock, par value $.01 per share, 2,000,000 shares authorized;
     none issued and outstanding..........................................        --
  Common Stock, par value $.01 per share, 200,000,000 shares authorized;
     76,147,445 shares issued and outstanding.............................               .8
  Capital surplus and other...............................................            488.5
  Accumulated deficit.....................................................           (790.5)
  Foreign currency translation effects....................................           (163.0)
  Minimum pension liability adjustment....................................             (2.7)
                                                                                   --------
     Total stockholders' deficit..........................................           (466.9)
                                                                                   --------
     Total capitalization.................................................        $ 1,652.9
                                                                                   ========

                                1995 REFINANCING

OVERVIEW

     In the first quarter of 1995 the Company completed the 1995 Refinancing begun in the fourth quarter of 1994. The 1995 Refinancing, which reduced the amount of debt outstanding and reduced the Company's borrowing rates, consisted of: (i) the October Borrowing which provided for an additional term loan of $325 million, the proceeds of which were used, in November 1994, to redeem $317 million of American Standard Inc.'s high interest rate bonds with lower-rate bank debt; (ii) the IPO, which yielded net proceeds of approximately $281 million which were used to reduce indebtedness; and (iii) the 1995 Credit Agreement, which amended and restated the 1993 Credit Agreement to provide a secured, multi-currency, multi-borrower facility aggregating $1.0 billion, the proceeds of which, among other things, refinanced existing borrowings (including the October Borrowing). The 1995 Credit Agreement provides reduced borrowing rates, increased borrowing capacity, less restrictive covenants and lower annual scheduled debt maturities through 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

PRO FORMA EFFECTS

     The following unaudited pro forma financial data give effect to the 1995 Refinancing as if the same had occurred at the beginning of each of the periods presented. The pro forma data are based upon available information and certain assumptions that management believes are reasonable, including those set forth in the footnotes to the pro forma financial data. The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been had the transactions in fact occurred on the assumed date or at the beginning of the period indicated or to project the Company's financial position or results of operations for any future date or period.

     For additional information, see the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The following table should also be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                  YEAR ENDED               SIX MONTHS ENDED            SIX MONTHS ENDED
                               DECEMBER 31, 1994             JUNE 30, 1994               JUNE 30, 1995
                           -------------------------   -------------------------   -------------------------
                             ACTUAL     PRO FORMA(a)     ACTUAL     PRO FORMA(a)     ACTUAL     PRO FORMA(A)
                           ----------   ------------   ----------   ------------   ----------   ------------
                                             (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
  Sales..................      $4,457        $4,457        $2,120        $2,120        $2,594        $2,594
    Cost of sales........       3,377         3,377         1,604         1,604         1,918         1,918
    Selling and
      administrative
      expenses...........         779           779           366           366           416           416
    Other expense........          57            57            14            14            19            19
    Interest expense.....         259           209           129           102           111           107
                           ----------   ------------   ----------   ------------   ----------   ------------
  Income (loss) before
    income taxes and
    extraordinary item...         (15)           35             7            34           130           134
  Income taxes...........          62            62            32            32            54            54
                           ----------   ------------   ----------   ------------   ----------   ------------
  Income (loss) before
    extraordinary item...       $ (77)        $ (27)        $ (25)        $   2         $  76         $  80
                            =========   ===========     =========   ===========     =========   ===========
INCOME (LOSS) PER COMMON
  SHARE:
  Income (loss) before
    extraordinary item...      $(1.29)       $ (.36)       $ (.41)       $  .03        $ 1.04        $ 1.06
  Average number of
    outstanding common
    shares...............  59,933,435    75,045,735    59,890,438    75,002,737    72,954,598    75,828,280

- ---------------
(a) Pro forma interest expense reflects (i) the exclusion of interest expense and amortization of debt issuance costs with respect to the 14 1/4% Subordinated Discount Debentures and the 12 3/4% Junior Subordinated Debentures prior to redemption in November 1994; and (ii) the lower interest expense and amortization of debt issue costs as a result of the refinancing of the 1993 Credit Agreement with the 1995 Credit Agreement for the 1994 periods.

     Pro forma interest expense for the six months ended June 30, 1995 excludes approximately five weeks' interest expense and amortization of debt issuance costs with respect to the debt redeemed with the net proceeds of the IPO and the 1995 Credit Agreement.

     The pro forma statement of operations data reflect no change to the tax provision as the impact of decreased interest expense reduces U.S. domestic losses for which no tax benefit has been provided.

     Pro forma statement of operations data exclude extraordinary charges of $9 million in 1994 and $30 million in the first half of 1995 related to the write-off of debt issuance costs and premiums paid with respect to debt retired or repaid in connection with the 1995 Refinancing. No tax benefit is expected to be available with respect to such extraordinary charges.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected historical consolidated financial data of the Company for each of the five years in the period ended December 31, 1994, and the six months ended June 30, 1994 and 1995. The selected annual historical consolidated financial data are derived from the Company's Consolidated Financial Statements. Information for the six months ended June 30, 1994 and 1995 is derived from unaudited interim financial statements which reflect, in the opinion of the Company, all adjustments, which include only normal recurring adjustments, necessary for fair presentation of the financial data for such periods. Results for interim periods are not necessarily indicative of results for the full year. For additional information, see the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The following table should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                                            SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                                 JUNE 30,
                                  -------------------------------------------------------------------   -------------------------
                                     1990          1991          1992          1993          1994          1994          1995
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Sales.........................  $     3,637   $     3,595   $     3,792   $     3,830   $     4,457   $     2,120   $     2,594
    Cost of sales...............        2,750         2,752         2,852         2,903         3,377         1,604         1,918
    Selling and administrative
      expenses..................          630           615           679           692           779           366           416
    Other expense...............            5             8            24            38            57            14            19
    Loss on sale of Tyler
      Refrigeration.............           --            22            --            --            --            --            --
    Interest expense............          294           286           289           278           259           129           111
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income (loss) before income
    taxes, extraordinary item
    and cumulative effects of
    changes in accounting
    methods.....................          (42)          (88)          (52)          (81)          (15)            7           130
  Income taxes..................           12            23             5            36            62            32            54
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income (loss) before
    extraordinary item and
    cumulative effects of
    changes in accounting
    methods.....................          (54)         (111)          (57)         (117)          (77)          (25)           76
  Extraordinary loss on
    retirement of debt(a).......           --            --            --           (92)           (9)           --           (30)
  Cumulative effects of change
    in accounting methods.......           --           (32)(b)          --          --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income (loss).............          (54)         (143)          (57)         (209)          (86)          (25)           46
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Preferred dividend(c).........           12           (14)          (16)           (8)           --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income (loss) applicable
    to common shares............  $       (66)  $      (157)  $       (73)  $      (217)  $       (86)  $       (25)  $        46
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
NET INCOME (LOSS) PER COMMON
  SHARE:
  Income (loss) before
    extraordinary item and
    cumulative effects of
    changes in accounting
    methods.....................  $     (1.12)  $     (2.14)  $     (1.24)  $     (2.11)  $     (1.29)  $      (.41)  $      1.04
  Extraordinary loss on
    retirement of debt..........           --            --            --         (1.55)         (.15)           --          (.41)
  Cumulative effects of changes
    in accounting methods.......           --          (.55)           --            --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income (loss) per common
    share.......................  $     (1.12)  $     (2.69)  $     (1.24)  $     (3.66)  $     (1.44)  $      (.41)  $       .63
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
  Average number of outstanding
    common shares...............   58,597,918    58,338,195    58,636,118    59,313,073    59,933,435    59,890,438    72,954,598
OTHER DATA:
  Depreciation expense..........  $       109   $       107   $       112   $       106   $       123   $        69   $        56
  Amortization of goodwill......           33            33            33            31            31            15            17
  EBIT(d).......................          252           198           237           197           244           136           241

BALANCE SHEET DATA (AT END OF
  PERIOD):
  Working capital...............  $       347   $       228   $       292   $        80   $       (14)  $        88   $       (62)
  Goodwill (net)................        1,323         1,208         1,102         1,026         1,053         1,028         1,088
  Total assets..................        3,488         3,270         3,126         2,987         3,156         3,215         3,424
  Total debt....................        2,287         2,180         2,145         2,336         2,364         2,406         2,120
  Exchangeable preferred
    stock (c)...................          104           117           133            --            --            --            --
  Stockholder's deficit.........         (200)         (350)         (449)         (723)         (798)         (727)         (467)

Footnotes appear on the following page.

- ---------------
(a) As a result of redemptions of debt in 1993 with the net proceeds of a refinancing and in 1994 with the net proceeds of the October Borrowing, 1993 and 1994 included extraordinary charges of $92 million and $9 million, respectively (including call premiums, the write-off of deferred debt issuance costs, and, in 1993, loss on cancellation of foreign currency swap contracts) on which there was no tax benefit (see Notes 7 and 10 of Notes to Consolidated Financial Statements). The six months ended June 30, 1995 included an extraordinary charge of $30 million in connection with debt repayment resulting from the 1995 Refinancing.

(b) Represents the cumulative effect of the accounting changes related to postretirement benefits other than pensions and warranty contract revenues at January 1, 1991. The cumulative effect of these accounting changes increased the postretirement benefit and warranty accruals at January 1, 1991 by $52 million and increased the net loss in the year by a total of $32 million (net of the tax effect).

(c) In June 1993 the exchangeable preferred stock was exchanged for 12 3/4% Junior Subordinated Debentures which were redeemed on November 21, 1994.

(d) EBIT is the sum of (i) income (loss) before income taxes, extraordinary item and cumulative effects of changes in accounting methods and (ii) interest expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following sections summarize the Company's consolidated results of operations and then discuss the results of its three operating segments for the six months ended June 30, 1995 compared to the first six months of 1994, for 1994 compared to 1993 and for 1993 compared to 1992. As a result of the Acquisition in 1988, American Standard's results of operations include the effects of purchase accounting and reflect a highly leveraged capital structure. Results of operations have also been adversely affected by special charges related to employee severance, consolidation of production facilities, other cost reduction actions and asset dispositions. The results of all three of the Company's business segments are cyclical, and have been affected by recessions, particularly in 1992-1993, in the Company's markets. The results of Air Conditioning Products are also affected by seasonal factors. See
"-- Cyclicality; Seasonality". Operating results improved in 1994 and the first six months of 1995, due principally to volume increases and cost reductions in the Air Conditioning Products and Automotive Products segments.

                                     SALES

                                                                                           SIX MONTHS
                                                                                              ENDED
                                                         YEAR ENDED DECEMBER 31,            JUNE 30,
                                                       ----------------------------     -----------------
                                                        1992       1993       1994       1994       1995
                                                       ------     ------     ------     ------     ------
                                                                     (DOLLARS IN MILLIONS)
Air Conditioning Products............................  $1,892     $2,100     $2,480     $1,168     $1,425
Plumbing Products....................................   1,170      1,167      1,218        597        645
Automotive Products..................................     730        563        759        355        524
                                                       ------     ------     ------     ------     ------
  Sales..............................................  $3,792     $3,830     $4,457     $2,120     $2,594
                                                       ======     ======     ======     ======     ======

                                OPERATING INCOME
                                      AND
            INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM

                                                                                         SIX MONTHS
                                                                                            ENDED
                                                      YEAR ENDED DECEMBER 31,             JUNE 30,
                                                    ---------------------------       -----------------
                                                    1992      1993        1994        1994        1995
                                                    -----     -----       -----       -----       -----
                                                                   (DOLLARS IN MILLIONS)
Air Conditioning Products.........................  $ 104     $ 133       $ 182       $  98       $ 128
Plumbing Products.................................    108       108         111          59          73
Automotive Products...............................     88        41          62          20          87
                                                     ----      ----        ----         ---         ---
  Operating income................................    300       282(a)      355(a)      177(a)      288
Interest expense..................................   (289)     (278)       (259)       (129)       (111)
Corporate items(b)................................    (63)      (85)       (111)        (41)        (47)
                                                     ----      ----        ----         ---         ---
Income (loss) before income taxes and
  extraordinary item..............................  $ (52)    $ (81)      $ (15)      $   7       $ 130
                                                     ====      ====        ====         ===         ===

- ---------------

(a) Includes special charges of $40 million in the first half of 1994 applicable to consolidation of production facilities, employee severance, other cost reduction actions and a provision for loss on the early disposition of certain assets; and $8 million in 1993 related to plant shutdowns and other cost reduction actions.

(b) Corporate items include administrative and general expenses, accretion charges on postretirement benefit liabilities, equity in net income (loss) of affiliated companies, minority interest, foreign exchange transaction gains and losses and miscellaneous income and expense. In 1994 such expenses included a one-time special charge of $20 million in the fourth quarter in connection with the amendment of certain agreements in anticipation of the IPO.

RESULTS OF OPERATIONS FOR FIRST SIX MONTHS OF 1995 COMPARED WITH FIRST SIX MONTHS OF 1994

     Consolidated sales for the first half of 1995 were $2,594 million, an increase of $474 million, or 22% (18% excluding the favorable effects of foreign exchange), from $2,120 million in the first half of 1994. Sales increased for all three segments with gains of 22% for Air Conditioning Products, 8% for Plumbing Products and 48% for Automotive Products.

     Consolidated operating income for the first half of 1995 was $288 million, an increase of $111 million, or 63% (54% excluding the favorable effects of foreign exchange), from $177 million in the first half of 1994. There were $40 million of special charges in the first six months of 1994 relating to consolidation of production facilities, employee severance, cost reduction actions and loss on early disposition of assets. Excluding these charges from the 1994 period, operating income improved 33% in the first half of 1995 from an adjusted operating income of $217 million in the comparable 1994 period. Excluding such special charges from the 1994 period, operating income increased 22% for Air Conditioning Products and 156% for Automotive Products, but declined 6% for Plumbing Products.

  AIR CONDITIONING PRODUCTS SEGMENT

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                                 -------------------
                                                                  1994         1995
                                                                 ------       ------
                                                                     (DOLLARS IN
                                                                      MILLIONS)
        SALES:
             U.S. portion......................................  $  995       $1,135
             International portion.............................     173          290
                                                                  -----        -----
                  Total........................................  $1,168       $1,425
                                                                  =====        =====
        OPERATING INCOME (LOSS):
             U.S. portion......................................  $  105       $  120
             International portion.............................      (7)           8
                                                                  -----        -----
                  Total........................................  $   98(a)    $  128
                                                                  =====        =====

        -----------------------
        (a) Includes special charges of $7 million related to employee severance and other cost reduction actions.

     The U.S. portion of Air Conditioning Products is composed of the Unitary Products Group, the North American Commercial Group (excluding Canada) and exports from the United States by the International Group. The international portion consists of the non-U.S.-based operations of the International Group and the Canadian operations of the North American Commercial Group.

     Sales of Air Conditioning Products increased 22% (with little effect from foreign exchange) to $1,425 million for the six months ended June 30, 1995, from $1,168 million for the comparable period of 1994 as a result of strong gains in U.S. and international sales of applied and unitary commercial systems. Markets in the United States continued to improve in 1995 in both the commercial new-construction and the commercial and residential replacement markets. Sales of commercial products in the United States increased 19% because of improved markets, demand for chiller replacement (accelerated because of the impending ban on CFC refrigerant production), gains in market share and increased sales of newer, higher-efficiency products. Residential sales were up 11% due to increased purchases by distributors in anticipation of peak summer demand and favorable product shifts (to heat pumps from cooling units and to outdoor from indoor equipment). International sales of Air Conditioning Products for the first half of 1995 increased principally because of volume increases in the Far East, Europe and Latin America.

     Operating income of Air Conditioning Products increased 31% (with little effect from foreign exchange) to $128 million in the first half of 1995 from $98 million in the first half of 1994. Excluding special charges of $7 million from the 1994 period, operating income increased 22%. This improvement primarily reflected expanded commercial product sales in the United States and improved results in international operations (principally Europe), as well as a small gain in the Far East on the reorganization and sale of certain Hong Kong operations in connection with establishing joint ventures directly in the PRC. Operating income for residential products declined substantially because of lower prices (due to competitive pressures) and increased raw material costs.

     BACKLOG. The worldwide backlog for Air Conditioning Products as of June 30, 1995 was $617 million, an increase of 35% from June 30, 1994, excluding the favorable effects of foreign exchange. The increase was a result of improved markets and market share for U.S. commercial products, and expanded distribution channels and market penetration in the Far East and Latin America. The backlog is comprised of unshipped product orders taken in the ordinary course of business and recorded at normal sales prices. Sales are recorded when shipment to a customer occurs. The current backlog is expected to be filled during the next twelve months. Although most backlog orders are cancellable, in whole or in part, by customers, cancellations have not been material to date.

  PLUMBING PRODUCTS SEGMENT

                                                                       SIX MONTHS
                                                                          ENDED
                                                                        JUNE 30,
                                                                     ---------------
                                                                     1994       1995
                                                                     ----       ----
                                                                       (DOLLARS IN
                                                                        MILLIONS)
        SALES:
             International portion.................................  $441       $463
             U.S. portion..........................................   156        182
                                                                     -----      -----
                                                                     -----      -----
                  Total............................................  $597       $645
                                                                     ========== ==========
        OPERATING INCOME (LOSS):
             International portion.................................  $ 76       $ 72
             U.S. portion..........................................   (17)         1
                                                                     -----      -----
                                                                     -----      -----
                  Total............................................  $ 59(a)    $ 73
                                                                     ========== ==========

        -----------------------
        (a) Includes special charges of $19 million related to a provision for loss on the early disposition of certain assets, employee severance and other cost reduction actions.

     The international portion of Plumbing Products is composed of the European Plumbing Products Group, the Americas International Group, and the Far East Group. The U.S. portion is generated primarily by the U.S. Plumbing Products Group and by export sales from the United States.

     Sales of Plumbing Products increased 8% (5% excluding the favorable effects of foreign exchange) to $645 million in the first half of 1995 from $597 million in the first half of 1994. The exchange-adjusted improvement resulted from a sales increase of 16% for U.S. operations, while international operations were flat compared with the first half of the prior year. Sales in the United States increased as a result of higher volumes in both wholesale and retail market channels offset partly by an unfavorable shift in sales mix to lower-priced products. For international operations, sales increases in Italy, the United Kingdom ("U.K."), the Philippines and Thailand (primarily from higher volumes) were offset by sales decreases in Germany and France (as markets softened unexpectedly during the second quarter), in Mexico and Canada (because of poor economic conditions) and in South Korea (due to lower exports).

     Operating income of Plumbing Products for the first half of 1995 was $73 million, an increase of 24% (13% excluding the positive effects of foreign exchange) compared with $59 million for the first half of 1994. Excluding both foreign exchange effects and the special charges of $19 million from the 1994 period, operating income declined 13%, principally due to a 14% decline for international operations which was partly offset by a small improvement for U.S. operations. For international operations, operating income, as so adjusted for such special charges, declined primarily because of the market weakness in Germany and France, lower results in Canada and Mexico, costs associated with implementation of manufacturing process improvements, as well as start-up expenses of new Far East operations. In addition, because Italian and U.K. operations purchase products from Germany, the strength of the Deutschemark against Italian and U.K. currencies resulted in Italian and U.K. product cost increases not being fully recovered through pricing. In the United States, adjusted first half results improved modestly due to the higher volumes, partly offset by the effect of an unfavorable product mix, the inability to fully recover material and labor cost increases due to competitive pressures, and the ongoing costs of implementation of process improvements.

     BACKLOG. Plumbing Products' backlog as of June 30, 1995 was $180 million, a decrease of 5% from June 30, 1994 (excluding the favorable effects of foreign exchange), primarily the result of market softness in Europe. The backlog is comprised of unshipped product orders taken in the ordinary course of business and recorded at normal sales prices. Sales are recorded when shipment to a customer occurs. The current backlog is expected to be filled during the next twelve months. Although most backlog orders are cancellable, in whole or in part, by customers, cancellations have not been material to date.

  AUTOMOTIVE PRODUCTS SEGMENT

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                                   -----------------
                                                                   1994         1995
                                                                   ----         ----
                                                                      (DOLLARS IN
                                                                       MILLIONS)

        SALES....................................................  $355         $524

        OPERATING INCOME.........................................    20(a)        87

- ---------------
        (a) Includes special charges of $14 million related to employee severance and the consolidation of production facilities.

     Sales of Automotive Products for the first half of 1995 were $524 million, an increase of 48% (30% excluding the favorable effects of foreign exchange) from $355 million in the first half of 1994. Unit volume of truck and bus production in Western Europe improved 28% and aftermarket sales grew approximately 20%. The foreign exchange-adjusted sales increase was the result of significantly higher volumes, led by Germany and France reflecting the increased commercial vehicle production in Western Europe, the U.K. as a result of the growing utility vehicle business in that country and in Brazil as a result of a 35% increase in truck production. Sales also increased in all other major markets in which the Company has operations.

     Operating income for Automotive Products increased to $87 million in the first half of 1995, an increase of 122% excluding both the favorable effects of foreign exchange and special charges of $14 million from the 1994 period. This significant increase was primarily attributable to the substantially higher sales volume in improved markets in nearly all European countries and Brazil, as well as higher margins due to increasing benefits of the implementation of manufacturing process improvements, a reduced salaried work force and other cost reductions.

     BACKLOG. Automotive Products' backlog as of June 30, 1995, was $365 million, an increase of 25% from June 30, 1994 (excluding the favorable effects of foreign exchange), as a result of the significantly improved markets. The backlog is comprised of unshipped product orders taken in the ordinary course of business and recorded at normal sales prices. Sales are recorded when shipment to a customer occurs. The current backlog is expected to be filled during the next twelve months. Although most backlog orders are cancellable, in whole or in part, by customers, cancellations have not been material to date.

  FINANCIAL REVIEW

     Interest expense decreased by $18 million in the first half of 1995 compared to the first half of 1994 primarily as a result of reduced debt balances due to application of the net proceeds from the IPO and lower overall interest costs (see "-- Liquidity and Capital Resources"). Corporate items increased moderately in the first half of 1995 primarily because of higher accretion expense related to postretirement benefits as well as expenses of a corporate advertising campaign initiated in 1995.

     The income tax provisions for the six months ended June 30, 1995 and 1994, were $54 million and $32 million, respectively, on income before income taxes and extraordinary item of $130 million and $7 million, respectively. These provisions reflected the taxes payable on profitable foreign operations, offset partly in the 1995 period by tax benefits from U.S. and certain foreign net operating losses. The unusual relationship between the pre-tax results and the tax provision for the 1994 period is explained by tax rate differences and withholding taxes on foreign earnings as well as by the nondeductibility for tax purposes of the amortization of goodwill and other purchase accounting adjustments and of the share allocations made by the Company's ESOP. Through 1994 the ESOP allocations were made from a plan established in 1988 through a reversion of excess pension plan assets. In 1995 and future years, Company contributions of either cash or stock to fund ESOP allocations should be tax deductible.

     As a result of the repayment of debt in the first quarter of 1995 upon completion of the 1995 Refinancing (see "-- Liquidity and Capital Resources"), the six month period ended June 30, 1995, included an extraordinary charge of $30 million attributable to the write-off of unamortized debt issuance costs, for which no tax benefit was available.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities, after cash interest paid of $85 million, was $84 million for the first half of 1995, compared with $41 million for the first half of 1994. The $43 million increase resulted primarily from improved operating results. The Company made capital expenditures of $73 million for the first half of 1995, including $17 million of investments in affiliated companies (see "-- Capital Expenditures"). Inventories and receivables increased during the first half of 1995 reflecting the increased sales volume and the seasonal pattern typical of the first six months of the year. The principal financing activities during the first six months of 1995 were related to the 1995 Refinancing described below.

     At June 30, 1995, the Company's total indebtedness was $2,120 million and the Company had scheduled debt maturities of $34 million in the second half of 1995 and $66 million, $69 million, $80 million and $223 million for the years 1996 through 1999, respectively. To meet its debt service obligations with operating cash flow and comply with the covenants and restrictions contained in the 1995 Credit Agreement, the Company will have to sustain the improved levels of operating results and cash flow attained in 1994. The Company believes that the amounts available from operating cash flows, funds available under the Revolving Facilities and future debt or equity financings will be sufficient to meet its expected operating needs and planned capital expenditures for the foreseeable future.

     In the first quarter of 1995 the Company completed the 1995 Refinancing begun in the fourth quarter of 1994 consisting of the October Borrowing, the IPO and the 1995 Credit Agreement.

     The 1995 Credit Agreement provides reduced borrowing rates, increased borrowing capacity, less restrictive covenants and lower annual scheduled debt maturities through 2001. On June 30, 1995, the weighted average interest rate per annum on borrowings under the 1995 Credit Agreement was 7.0%.

     The 1995 Credit Agreement provides American Standard Inc. and certain subsidiaries (the "Borrowers") with a secured facility aggregating $1.0 billion available to all Borrowers as follows: (a) a $250 million U.S. Dollar Revolving Credit Facility and a $300 million Multi-currency Revolving Credit Facility (the "Revolving Facilities") which expire in 2002; (b) a $100 million U.S. Dollar Term Loan Facility (the "Term Loan Facility") which expires in 2000; and (c) a $350 million Multi-currency Periodic Access Credit Facility ("Periodic Access Facility") which expires in 2002.

     The Revolving Facilities currently provide for aggregate borrowings from time to time of up to $550 million for general corporate purposes, of which up to $200 million may consist of outstanding or unreimbursed letters of credit. In addition, up to $40 million of the Revolving Facilities may be used for same day short term borrowings ("Swingline Loans"). Each of its outstanding revolving loans is due at the end of the respective interest period (a maximum of six months). The Company may, however, concurrently reborrow the outstanding obligations subject to compliance with applicable conditions of the 1995 Credit Agreement.

     At June 30, 1995 the Company had outstanding borrowings of $261 million under the Revolving Facilities. There was $237 million available under the Revolving Facilities after reduction for borrowings and for $52 million of outstanding letters of credit. In addition, at June 30, 1995, the Company's foreign subsidiaries had $62 million available (after reduction for borrowings of $35 million) under overdraft facilities which can be withdrawn by the banks at any time.

     The Term Loan Facility is due and payable in ten semiannual installments payable on the last day of February and August of each year commencing on August 31, 1995. Each installment shall be in an aggregate principal amount of $10 million with the final installment equal to the unpaid principal amount. The Periodic Access Facility is reduced by (a) $15 million on August 31, 1995 and on the last day of each February and August thereafter through and including the last day of February 1998, (b) $25 million on each of August 31, 1998, February 28, 1999 and August 31, 1999, (c) $35 million on each of February 29, 2000, August 31, 2000 and February 28, 2001 and (d) $40 million on each of August 31, 2001 and on February 28, 2002 and the Company must repay any loans outstanding thereunder to the extent they exceed the remaining commitment.

     Borrowings bear interest based on a reserve adjusted London inter-bank offered rate plus a margin, or, in the case of U.S. Dollar denominated borrowings, based on Chemical Bank's alternate base rate plus a margin. Swingline Loans in currencies other than U.S. Dollars will bear interest based on the average rate for overnight deposits for like principal amounts in those currencies obtainable for the Swingline Loans.

     All obligations of the Borrowers under the 1995 Credit Agreement are guaranteed by the Company, American Standard Inc. and the significant domestic subsidiaries of American Standard Inc. All such obligations of foreign Borrowers are also guaranteed by certain foreign subsidiaries. The loans and guarantee obligations are secured by mortgages and liens on the significant properties and other assets (including inventory, receivables, contract rights and intangibles), and pledges of the capital stock, of American Standard Inc. and certain of its domestic and foreign subsidiaries.

     In addition, the 1995 Credit Agreement contains various covenants that limit, among other things, mergers and asset sales, indebtedness, dividends on and redemption of capital stock, voluntary prepayment of certain other indebtedness, rental expense, liens, capital expenditures, investments or acquisitions, the use of proceeds from asset sales, intercompany transactions and transactions with affiliates and certain other business activities. The covenants also require

American Standard Inc. to meet certain financial tests. Certain other American Standard Inc. debt instruments also contain financial and other covenants.

     In order to maintain compliance with the covenants and restrictions contained in its previous bank credit agreements, the Company from time to time has had to obtain waivers and amendments. The Company believes it is currently in compliance with the covenants contained in the 1995 Credit Agreement, but may have to obtain similar waivers or amendments in the future.

     The 1995 Credit Agreement contains customary events of default, including payment defaults, failure of representations to be true in any material respect, covenant defaults, defaults in respect of other indebtedness, bankruptcy, certain judgments, ERISA defaults, and a change of control of the Company or American Standard Inc.

     For a description of certain other American Standard Inc. debt instruments, see Note 10 of Notes to Consolidated Financial Statements.

     In connection with examinations of certain tax returns of American Standard's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. The Company has paid approximately $22 million (using June 30, 1995 exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. During the first quarter of 1995, the Company received the first of two expected reports of the German tax authorities on audit findings for tax years 1984 through 1990. This first report was silent on one of the major issues under audit, which had represented over one-third of the potential total adjustments that the Company earlier anticipated the German tax authorities might propose for the years 1984 through 1990. While there can be no assurance, the Company believes it is now unlikely that this issue will be pursued further by the German tax authorities.

     During the second quarter of 1995, the Company received the second report on audit findings for tax years 1988 through 1990. On the basis of the second report, and assuming that the matter is not first resolved by administrative appeals procedures, the remaining proposed adjustments could ultimately lead to litigation regarding disputed taxes (principally for the 1988 through 1990 period) of up to approximately $80 million (using June 30, 1995 exchange rates), plus interest. In addition, significant transactions similar to those which gave rise to the possible adjustments referred to above occurred in years subsequent to 1990. If the German tax authorities should continue to propose adjustments for the 1988-1990 period, they might, after future tax audits, also propose tax adjustments for years 1991-1993, that could be as much as 50% higher than the comparable adjustments for the years 1988 through 1990. American Standard, on the basis of the opinion of German legal counsel, Meilicke & Partner, believes the tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to contest vigorously any adjustments which have been or may be assessed. Accordingly, the Company has not recorded any loss contingency at June 30, 1995, with respect to such matters.

     Under German tax law, if an assessment is made for the years under audit, the authorities may demand immediate payment of the amount assessed prior to final resolution of the issues. (The same principles would apply as to any assessment in connection with possible audits for subsequent years.) American Standard believes, however, on the basis of the opinion of German legal counsel, that it is highly likely that a suspension of payment pending final resolution would be obtained. If immediate payment were required, the Company expects that it would be able to meet such payment from available sources of liquidity or credit support but that future cash flows and capital expenditures, and subsequent results of operations for any particular quarterly or annual period, could be adversely affected.

     As a result of recent changes in German tax legislation, the Company's tax provisions in 1994 and the first six months of 1995 were higher in Germany and will be higher thereafter. As a result of this German tax legislation and the related additional tax provisions, the Company believes its exposure to the issues under the audit referred to above will be reduced for 1994, 1995 and future years.

     American Standard Inc. makes substantial interest payments to its indirect wholly-owned Netherlands subsidiary. These interest payments had been exempt from U.S. withholding tax under an income tax treaty between the United States and the Netherlands. Under a provision in a new treaty such payments would have become subject to 15% U.S. withholding tax, except that the Company received a ruling from the IRS making a determination that no U.S. withholding tax will be imposed for 1995. The Company believes, based on the ruling exempting 1995 interest payments from U.S. withholding tax, that its request for a subsequent ruling covering 1996 (and later years) should also receive favorable IRS action. If the subsequent IRS ruling request is not resolved favorably, additional withholding taxes of approximately $11 million per year could be imposed on the Company commencing in 1996. In such case, the Company would consider alternatives designed to mitigate the increased withholding taxes; however, there is no assurance that such alternatives could be found.

CAPITAL EXPENDITURES

     The Company's capital expenditures for the first six months of 1995 were $73 million, including $17 million of investments in affiliated companies, compared with $45 million (including $13 million of investments in affiliated companies) for the first six months of 1994. The increase for 1995 relates primarily to investments in affiliated companies, expansion in newer operations, new products, expansion to meet market demand and the continuing implementation of Demand Flow. The Company expects that capital expenditures (including investments in affiliates) will increase approximately 40% for 1995 compared with 1994.


     On August 28, 1995, a subsidiary of the Company filed with the French stock exchange authorities a proposal to acquire by means of a tender offer up to all the outstanding shares and convertible bonds not currently owned by the Company of Etablissements Porcher ("Porcher"), a French manufacturer and distributor of plumbing products in which the Company presently has an equity ownership interest of 32.88%. The transaction is subject, among other things, to approval by the French stock exchange authorities and the French Treasury Department. Assuming all the shares and convertible bonds of Porcher not currently owned by the Company are acquired in the tender offer, the total cash cost to acquire such shares and convertible bonds is expected to be approximately $25 million, which will be funded with a borrowing under the Company's Revolving Facilities. In addition, based on Porcher's June 30, 1995 balance sheet, approximately $35.7 million of debt will be assumed as a result of the consolidation of 100% of Porcher. For the six months ended June 30, 1995, Porcher had net sales of approximately $110 million and earnings before interest and income taxes of approximately $2 million.


     Although American Standard from time to time considers making acquisitions, or additional joint venture investments, relating to its major product groups, it has no material pending acquisitions or investments. The Company could finance such acquisitions or investments in various ways, including through additional borrowings under the 1995 Credit Agreement up to specified limits.

     The Company's capital expenditures for the year 1994 were $130 million compared with $98 million for 1993, an increase of 33%. The increase for 1994 relates primarily to investments in affiliated companies ($24 million in 1994 compared to $8 million in 1993), modernization of recent acquisitions, new products and the continuing implementation of Demand Flow.

     Capital expenditures for Air Conditioning Products for the year 1994 were $45 million, including $6 million of investments in affiliates, an increase of 18% over the $38 million of capital spending in 1993. Major expenditures included projects related to Demand Flow, new products such as the Voyager III (medium-tonnage product line), changes related to new refrigerant requirements and capacity expansion.

     Plumbing Products' capital expenditures for the year 1994 were $55 million, including $10 million of investments in affiliated companies, compared with capital expenditures of $46 million in 1993 (including investments of $8 million in affiliated companies), an increase of 20% (25% excluding the effects of foreign exchange). Expenditures for 1994 included cash investments in affiliates in the PRC and expansion of capacity in other Far East operations, modernization of the Czech Republic operations, completion of a brass fittings factory in Egypt and automatic glazing systems in Italy.

     Capital expenditures for Automotive Products for the year 1994 were $30 million, including investments in affiliated companies of $8 million (Deutsche Perrot-Bremsen GmbH ("Perrot") and WABCO Espana), approximately double the 1993 capital expenditures of $14 million. Major projects included construction of a test track in Germany, continued implementation of Demand Flow and cost-reduction projects.

RESULTS OF OPERATIONS FOR 1994 COMPARED WITH 1993 AND 1993 COMPARED WITH 1992

     Consolidated sales for 1994 were $4,457 million, an increase of $627 million, or 16% (with little effect from foreign exchange), from $3,830 million in 1993. Sales increased for all three segments with gains of 18% for Air Conditioning Products, 4% for Plumbing Products and 35% for Automotive Products.

     Consolidated sales for 1993 of $3,830 million were up 1% (6% excluding the unfavorable effects of foreign exchange) from $3,792 million in 1992. A 1993 sales increase of 11% for Air Conditioning Products was partly offset by a decline for Automotive Products of 23% (16% excluding the unfavorable effects of foreign exchange). Sales for Plumbing Products from 1992 to 1993 were flat (but increased by 9% excluding the unfavorable effects of foreign exchange).

     Operating income for 1994 was $355 million, an increase of $73 million, or 26% (with little effect from foreign exchange), from $282 million in 1993 as a result of gains in each segment, especially Automotive Products and Air Conditioning Products. Operating income for 1994 included charges of $26 million related to employee severance, the consolidation of production facilities and the implementation of other cost reduction actions. In 1994 the Company also provided $14 million for losses on operating assets expected to be disposed of prior to the expiration of their originally estimated useful lives. The year 1993 included $8 million of charges for plant shutdowns and other cost reduction actions. Excluding those charges from the respective years, operating income would have increased to $395 million from $290 million, or 36%, in 1994 over 1993.

     Operating income for 1993 was $282 million, a decrease of $18 million, or 6% (but an increase of less than 1% excluding the unfavorable effects of foreign exchange), from $300 million in 1992. The 1993 increase in operating income of 28% for Air Conditioning Products was more than offset by a 53% decrease in operating income for Automotive Products. Plumbing Products' operating income from 1992 to 1993 was flat (but increased 15% excluding the unfavorable effects of foreign exchange).

     Interest expense for 1994 decreased $19 million compared to 1993 primarily as a result of lower overall interest rates achieved through a 1993 refinancing. Corporate items increased in 1994 principally because of a special charge of $20 million paid in connection with the amendment of certain agreements in anticipation of the IPO. Corporate items increased $22 million in 1993 compared to 1992 primarily as a result of foreign exchange losses, higher minority interest charges and lower equity in net income of affiliated companies.

     The income tax provisions for 1994 and 1993 were $62 million and $36 million, respectively, despite losses (before income taxes and extraordinary items) of $15 million and $81 million for 1994 and 1993, respectively. These provisions reflected the taxes payable on profitable foreign operations, offset partly in 1993 by tax benefits from certain foreign net operating losses. The provision for 1994 was adversely affected by less favorable tax treatment with respect to certain foreign items, primarily in Germany. Other factors contributing to the unusual relationship between the pre-tax results and the tax provision for both years are the nondeductibility for tax purposes of the amortization of goodwill and the effects of other purchase accounting adjustments and the share allocations made by the ESOP as well as tax rate differences and withholding taxes on foreign earnings. See Note 7 of Notes to Consolidated Financial Statements.

     As a result of the redemption of debt in 1994 with the proceeds of the October Borrowing (see "1995 Refinancing" and "-- Liquidity and Capital Resources") and in 1993 as a result of a refinancing, 1994 and 1993 included extraordinary charges of $9 million and $92 million, respectively (including call premiums, the write-off of unamortized debt issuance costs and in 1993 the loss on cancellation of foreign currency swap contracts), on which no tax benefit was available.

  AIR CONDITIONING PRODUCTS SEGMENT

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1992       1993       1994
                                                         ------     ------     ------
                                                            (DOLLARS IN MILLIONS)
        SALES:
             U.S. portion..............................  $1,572     $1,786     $2,087
             International portion.....................     320        314        393
                                                         ------     ------     ------
                  Total................................  $1,892     $2,100     $2,480
                                                         ======     ======     ======
        OPERATING INCOME (LOSS):
             U.S. portion..............................  $  112     $  148     $  195
             International portion.....................      (8)       (15)       (13)
                                                         ------     ------     ------
                  Total................................  $  104     $  133(a)  $  182(a)
                                                         ======     ======     ======

        -----------------------
        (a) Includes special charges of $5 million in 1993 and $7 million in 1994.

     Sales of Air Conditioning Products increased 18% to $2,480 million in 1994 from $2,100 million in 1993, as a result of significant sales gains in the United States and expanding international sales. The 1994 increase followed a gain of 11% in 1993 from $1,892 million in 1992. Sales in the United States improved significantly from depressed 1992 levels, primarily as a result of recovery in commercial and residential replacement and new-construction markets. Commercial markets represent approximately 75% of Air Conditioning Products' total sales. Over 60% of U.S. sales for Air Conditioning Products is from the replacement, renovation and repair markets. The U.S. sales increase in both years was primarily attributable to the improved markets and gains in market share. International sales decreased in 1993 due to the economic decline in Europe.

     Operating income of Air Conditioning Products increased 37% to $182 million in 1994 from $133 million in 1993. This gain was primarily the result of increased operating income in the United States due to higher sales together with cost reductions. Operating income for 1993 of $133 million was up 28% from $104 million in 1992, attributable to gains achieved in U.S. operations.

     United States. In 1994 U.S. sales increased 17% over those of 1993. Sales of commercial products increased 18% because of higher volume (as a result of improved markets and gains in market share, higher export sales, and the acquisition of additional sales offices) and a shift to newer, larger-capacity, higher-efficiency products, offset partly by the effect of lower prices for certain products due to competitive pressures. Residential sales were up 15% due to improved replacement and new-construction markets and share gains primarily attributable to the success of new and redesigned products introduced recently and improved distribution channels. The increased sales, together with cost reductions, resulted in a 32% increase in U.S. operating income in 1994 over 1993.

     In 1993 sales of commercial products increased by 11% over the 1992 sales level, primarily from volume increases (principally due to improved markets and increased market share) and increased revenue from Company-owned sales offices (acquisitions and volume growth). Residential product sales were up 18%, driven by the improved market, the effects of an unusually hot summer in northern areas of the United States, and an increase in housing starts. Operating income in the United States improved 32% due to the sales increases and cost reductions.

     International. International sales increased 25% in 1994, due principally to volume increases in the Far East and Latin America. Despite significantly higher sales, international operations incurred an operating loss similar to that of 1993. Latin American and Far East operations declined slightly, reflecting costs of expansion. Offsetting these declines was an improvement in European results, although still a loss because of continued poor economic conditions and competitive pricing pressures.

     In 1993 international sales decreased 2%. Higher volumes in the Far East and Mexico were more than offset by lower sales in Europe (lower prices and volumes in a declining market). Operating results for international operations declined primarily as the result of a larger operating loss in Europe because of the weak markets and lower margins. Overall, operating income from Far East and Latin America operations was essentially unchanged from 1992.

  PLUMBING PRODUCTS SEGMENT

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1992       1993       1994
                                                         ------     ------     ------
                                                            (DOLLARS IN MILLIONS)
        SALES:
             International portion.....................  $  885     $  865     $  884
             U.S. portion..............................     285        302        334
                                                         ------     ------     ------
                  Total................................  $1,170     $1,167     $1,218
                                                         ======     ======     ======
        OPERATING INCOME (LOSS):
             International portion.....................  $  124     $  131     $  138
             U.S. portion..............................     (16)       (23)       (27)
                                                         ------     ------     ------
                  Total................................  $  108     $  108(a)  $  111(a)
                                                         ======     ======     ======

        -----------------------
        (a) Includes special charges of $1 million in 1993 and $19 million in 1994.

     Sales of Plumbing Products increased 4% (6% excluding the unfavorable effects of foreign exchange) to $1,218 million in 1994 from $1,167 million in 1993. The exchange-adjusted improvement resulted from sales increases of 4% for international operations and 11% for the U.S. operations. The sales gain for the international operations was led by volume and price gains as economic conditions in several countries (particularly the U.K. and Germany) showed modest improvement over the prior year. The strength of the European operations has been sales in the replacement market, which has more than made up for the effects of poor new-construction markets. Sales also increased in Thailand, Korea and Mexico, all on higher volumes. These increases were offset partly by lower sales in Canada and Brazil where poor economic conditions continued, and by the effect of the deconsolidation of operations in the PRC which in April 1994 were contributed to the new joint venture operating in that country. Sales in the United States increased as a result of improved markets and an expanded retail customer base. A basic shift from the wholesale distribution channel to the retail sales channel has been developing over recent years, a trend the Company believes will continue and will result in increased sales because of strong product and brand-name recognition. Retail markets accounted for 24% of the total 1994 U.S. plumbing products sales, up from 20% in 1993.

     Operating income of Plumbing Products was $111 million for 1994 compared with $108 million for 1993 as a result of improvements in international operations. Operating income gains reflected the sales improvements and cost reductions in most operations. In the United States improvements from increased sales and cost reductions at manufacturing facilities were more than offset by a provision of $14 million related to certain assets that will be disposed of prior to the expiration of their originally estimated useful lives. Overall Plumbing Products' results were also negatively affected by a provision of $5 million related to employee severance and other cost reduction actions, compared to $1 million of similar charges in 1993. Excluding such provisions from the respective years, operating income would have increased to $130 million from $109 million, or 19%, in 1994 from 1993.

     Sales of Plumbing Products in 1993 at $1,167 million were at essentially the same level as the $1,170 million of sales in 1992 (but increased by 9% excluding the unfavorable effects of foreign exchange). For the international operations sales increased on an exchange-adjusted basis, primarily because of price increases in Italy, Germany, the U.K., Brazil and Greece and because of the consolidation of Incesa (a previously unconsolidated group of Central American joint ventures) effective January 1, 1993. Sales also increased because of higher volume and prices in Thailand, the PRC and the Philippines. Sales in the United States increased largely as a result of increased export sales and to a lesser extent from price increases, a more favorable sales mix and an increase in the retail sales channel.

     In 1993 operating income of Plumbing Products was $108 million, the same amount as in 1992, but excluding the unfavorable effects of foreign exchange operating income increased by 15%. This exchange-adjusted increase occurred primarily because of the price gains, cost reductions resulting from restructuring, and efficiency improvements in the U.K., France, Italy and Germany. Gains were also realized in Brazil, Thailand, and the PRC because of higher prices and volumes and from the consolidation of the Incesa group, partly offset by lower results in Mexican chinaware operations. The increased operating loss for the U.S. operations in 1993 was due to lower margins on both domestic and export sales, increased advertising costs and other expenses associated with expansion of the retail sales channel.

  AUTOMOTIVE PRODUCTS SEGMENT

                                                               YEAR ENDED DECEMBER
                                                                       31,
                                                              ----------------------
                                                              1992     1993     1994
                                                              ----     ----     ----
                                                              (DOLLARS IN MILLIONS)
        SALES...............................................  $730     $563     $759

        OPERATING INCOME....................................    88       41(a)    62(a)

        -----------------------
        (a) Includes special charges of $2 million in 1993 and $14 million in 1994.

     Sales of Automotive Products for 1994 were $759 million, an increase of $196 million, or 35%, from $563 million in 1993. Unit volume of truck and bus production in Western Europe improved significantly and aftermarket sales grew solidly. Sales of Perrot, a German brake manufacturer which the Company acquired in January 1994, accounted for $62 million of the gain. Sales volumes were significantly higher in the U.K. (as a result of the growing utility vehicle business in that country), in Sweden (where truck manufacturing increased by approximately 50%) and in Brazil, France and Spain (where demand also increased).

     Operating income for Automotive Products was $62 million in 1994, an increase of 51% compared with $41 million in 1993. The increase was primarily attributable to increased sales volume and the effect of cost reductions, partly offset by a loss experienced by Perrot. Operating income for 1994 reflected charges of $14 million related to employee severance and the consolidation of production facilities. Charges of a similar nature in 1993 totalled $2 million. Excluding those charges from the respective years, operating income would have increased to $76 million from $43 million, or 77%, in 1994 over 1993.

     Sales of Automotive Products in 1993 were $563 million, down 23% from $730 million in 1992 (16% excluding the unfavorable effects of foreign exchange). The sales decrease was due primarily to a volume decline as a result of a 30% decrease in Western European truck and bus production, led by a 34% decline in Germany, and a 23% decrease in Western European trailer production. Volumes were also down in all other European countries in which Automotive Products has operations. Original equipment sales volume in Europe was down 22% and aftermarket business was down 10%. Volume in Brazil was slightly higher in 1993 than in 1992.

     Operating income for Automotive Products in 1993 decreased 53% (50% excluding unfavorable foreign exchange effects) to $41 million from $88 million in 1992, principally because of the lower sales and production volume and the inability to pass on material and labor cost increases in a very competitive, declining market and the provisions related to employee severance. Those effects were partly offset by the favorable effects of cost reductions in manufacturing from Demand Flow implementation and reduced operating expenses.

CYCLICALITY; SEASONALITY

     American Standard's businesses are cyclical. Although the exposure of Air Conditioning Products and Plumbing Products to cyclicality in the new construction market is somewhat mitigated by their increasing emphasis on the replacement, renovation and repair markets (approximately 60% of their 1994 sales), which have been less cyclical, Air Conditioning Products' and Plumbing Products' sales to the new construction market continue to constitute a substantial portion of their sales (approximately 40% of their 1994 sales). The following table presents a summary of statistics on U.S. non-residential construction activity and housing starts for the years 1989 through the first half of 1995.

                        U.S. NON-RESIDENTIAL
                          CONTRACT AWARDS              % CHANGE         U.S. HOUSING STARTS         % CHANGE
                    (MILLIONS OF SQUARE FEET)(A)     YEAR TO YEAR     (THOUSANDS OF UNITS)(B)     YEAR TO YEAR
                    ----------------------------     ------------     -----------------------     ------------
1989..............              1,322                      (1)%                1,376                    (8)%
1990..............              1,155                     (13)                 1,193                   (13)
1991..............                953                     (17)                 1,015                   (15)
1992..............                903                      (5)                 1,200                    18
1993..............                942                       4                  1,288                     7
1994..............              1,090                      16                  1,466                    14
1995(c)...........              1,172                       8                  1,308                   (11)

- ---------------
(a) Source: F.W. Dodge Division, McGraw Hill, Inc.
(b) Source: U.S. Department of Commerce, Bureau of Census.
(c) Preliminary six months data annualized.

     Automotive Products' sales are highly dependent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which have also been cyclical. The following table presents a summary of statistics on unit production of trucks, buses, and trailers in excess of six tons in Western Europe for the years 1989 through 1995 (units in thousands).

                          WESTERN EUROPE              % CHANGE           WESTERN EUROPE           % CHANGE
                    TRUCK AND BUS PRODUCTION(A)     YEAR TO YEAR     TRAILER PRODUCTION(A)      YEAR TO YEAR
                    ---------------------------     ------------     ----------------------     ------------
1989..............              395                        4%                  132                     9%
1990..............              355                      (10)                  134                     2
1991..............              363                        2                   146                     9
1992..............              323                      (11)                  121                   (17)
1993..............              227                      (30)                   93                   (23)
1994..............              278                       22                   109                    17
1995(b)...........              341                       23                   130                    19

- ---------------
(a) Principal sources: Verband der Deutschen Automobilindustrie (Germany); Society of Motor Manufacturers and Traders (United Kingdom); and Chambre Syndicate des Constructeurs Automobiles (France).
(b) Preliminary six months data annualized.

     Total Company sales tend to be seasonally higher in the second and third quarters of the year because a significant percentage of Air Conditioning Products' sales is attributable to residential and commercial construction activity, which is generally higher in the second and third quarters of the year, and because Summer is the peak season for sales of air conditioning products.

                                    BUSINESS

     American Standard is a globally-oriented manufacturer of high quality, brand-name products in three major product groups: air conditioning systems (56% of 1994 sales); bathroom and kitchen fixtures and fittings (27% of 1994 sales); and braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles (17% of 1994 sales). American Standard is a market leader in each of these business segments in the principal geographic areas in which it competes. The Company's brand names include TRANE(R) and AMERICAN STANDARD(R) for air conditioning systems, AMERICAN STANDARD(R), IDEAL STANDARD(R) and STANDARD(R) for plumbing products and WABCO(R) for braking and related systems. The Company emphasizes technologically advanced products such as air conditioning systems that utilize energy-efficient compressors and environmentally-preferred refrigerants, water-saving plumbing products and commercial vehicle braking and related systems (including antilock braking systems "ABS") that utilize electronic controls. At June 30, 1995, American Standard had 94 manufacturing facilities in 32 countries.

     American Standard's business strategy is to promote growth in sales and earnings. Key elements of this strategy are:

        - INCREASE MARKET SHARES. The Company plans to increase the market shares of its products by developing, manufacturing and selling high quality, technologically advanced products and by providing superior customer service.

        - EXPAND SALES IN DEVELOPING MARKETS. The Company plans to build on its historical global presence by focusing a significant portion of its new business activities (principally through joint ventures in which the Company has operating control) in developing market areas with the potential for high economic growth and/or demand for the Company's products, such as the Far East, including the PRC, Latin America and Eastern Europe.

        - CONTINUE APPLICATION OF DEMAND FLOW. To build on its position as a leader in each of its industries, the Company continues to apply Demand Flow to all its businesses. The Company's use of Demand Flow is designed to streamline processes, improve product quality, enhance customer service and reduce product cycle times, while improving efficiency, reducing working capital needs and lowering costs. Demand Flow, which the Company began to apply in 1990, has resulted in significant benefits.

OVERVIEW OF BUSINESS SEGMENTS

     American Standard operates three business segments: Air Conditioning Products, Plumbing Products and Automotive Products.

     AIR CONDITIONING PRODUCTS. American Standard is a leading U.S. manufacturer of air conditioning systems for both domestic and export sales, and also manufactures air conditioning systems outside the United States. Air Conditioning Products manufactures "applied" (custom engineered, site-assembled) and "unitary" (self-contained, factory-assembled) air conditioning systems that are sold primarily under the TRANE(R) and AMERICAN STANDARD(R) names. Air Conditioning Products' sales to the commercial and residential markets represented approximately 75% and 25%, respectively, of Air Conditioning Products' total sales in 1994 and the first six months of 1995. Approximately 60% of Air Conditioning Products' sales in these periods was to the replacement, renovation and repair markets, which have been less cyclical than the new residential and commercial construction markets. Of Air Conditioning Products' 1994 worldwide sales, approximately 84% was derived from U.S. operations (including 7% related to export sales) and 16% was derived from operations outside the United States. Management believes that Air Conditioning Products is well positioned for growth because of its high quality, brand-name products, significant existing market shares, the introduction of new product features such as electronic controls, the expansion of its broad distribution network and conversion to products utilizing environmentally-preferred refrigerants.

     PLUMBING PRODUCTS. American Standard is a leading manufacturer in Europe and a number of other countries of bathroom and kitchen fixtures and fittings for the residential and commercial construction markets and retail sales channels. Plumbing Products manufactures and distributes its products under the AMERICAN STANDARD(R), IDEAL STANDARD(R) and STANDARD(R) names. Of Plumbing Products' worldwide 1994 sales, approximately 72% was derived from operations outside the United States and 28% was derived from operations in the United States. Management believes that Plumbing Products is well positioned for growth due to the high quality of its brand-name products, significant existing market shares in a number of countries and the expansion of existing operations in developing market areas throughout the world (principally the Far East, Latin America and Eastern Europe).

     AUTOMOTIVE PRODUCTS. American Standard is a leading manufacturer, primarily in Europe and Brazil, of braking and related systems for the commercial and utility vehicle industry. Its most important products are pneumatic braking systems and related electronic and other control systems (including ABS) marketed under the WABCO(R) name for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. American Standard supplies vehicle manufacturers such as Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover. Management believes that Automotive Products is well positioned to benefit from improved market conditions in Europe and Brazil and increasing demand for ABS and other sophisticated electronic control systems in a number of markets (including the commercial vehicle market in the United States, where phase-in of ABS has been mandated beginning in 1997), as well as from the technological advances embodied in the Company's products and its close relationships with a number of vehicle manufacturers.

STRATEGY

  GLOBALIZATION

     American Standard has historically had a significant global presence. One of its major strategic objectives is to continue to expand that presence through the growth of existing operations and the establishment of new operations in developing market areas in the Far East, Latin America and Eastern Europe. The Company often uses joint ventures with local manufacturing and distribution partners to facilitate risk sharing and to allow the Company to benefit from the additional expertise of local market participants.

     Air Conditioning Products plans to continue to expand its operations in the Far East, Latin America and Europe. In 1994, it established a joint venture in Australia, and in 1995, a joint venture in the PRC, where it is currently negotiating to establish several other joint ventures. Air Conditioning Products also continues to expand its sales forces in the Far East and Latin America.

     Plumbing Products has entered new markets through joint ventures in Eastern Europe, Spain, Portugal and Vietnam and is continuing to expand using this approach. Plumbing Products is significantly expanding its operations in the PRC through its affiliate, A-S China Plumbing Products Limited ("ASPPL"), in which American Standard has a current ownership position of approximately 28% and effective control over day-to-day operations. ASPPL, which had total assets of approximately $125 million at June 30, 1995, is expanding its operations to Beijing, Tianjin, Shanghai and Guangzhou in order to provide a full product line of fixtures, fittings, and bathtubs throughout the PRC market. ASPPL has entered into six joint ventures with local business concerns which, together with one wholly-owned operation, have received business licenses from Chinese government authorities. These include two chinaware manufacturing facilities currently under construction, an existing chinaware manufacturing facility being expanded and two operating fittings plants and two operating steel tub factories. The Company's ownership interest in ASPPL is expected to increase over time to up to 51% of the equity of ASPPL through reinvestment of royalties and management fees and may increase above that level through additional stock purchases.

     Automotive Products, headquartered in Europe, has acquired a business in Spain, is in the process of establishing joint ventures in Eastern Europe and the PRC, and plans to expand its existing joint ventures in Japan and the United States.

  DEMAND FLOW

     To build on its position as a leader in each of its industries and to increase sales and operating income, American Standard began in 1990 to apply Demand Flow to all its businesses. Under Demand Flow, products are produced as and when required by the customer, the production process is streamlined, and quality control is integrated into each step of the manufacturing process. The benefits of Demand Flow include better customer service, quicker response to changing market needs, improved quality control, higher productivity, increased inventory turnover rates and reduced requirements for working capital and manufacturing and warehouse space.

     As part of American Standard's strategy to integrate Demand Flow into all of its operations, most of American Standard's employees worldwide had been trained in Demand Flow which has been implemented in substantially all of American Standard's production facilities as of June 30, 1995. In addition, American Standard is implementing Demand Flow in its acquired operations such as Perrot, a German brake manufacturer acquired in January 1994. American Standard is also applying Demand Flow to administrative functions and is reengineering its organizational structure to manage its businesses based on processes instead of functions.

     American Standard believes that its implementation of Demand Flow has achieved significant benefits. Product cycle time (the time from the beginning of the manufacturing of a product to its completion) has been reduced and, on average, inventory turnover rates have almost tripled. Principally as a result of the implementation of Demand Flow, American Standard achieved an aggregate $264 million reduction in inventories from December 31, 1989 through December 31, 1994, while sales have grown 34% for the same period. American Standard further believes that as a result of the introduction of Demand Flow, employee productivity has risen significantly, customer service has improved and, without reducing production capacity, the Company has been able to free more than three million square feet of manufacturing and warehouse space, allowing for expansion, plant consolidation or other uses.

AIR CONDITIONING PRODUCTS SEGMENT

     Air Conditioning Products began with the 1984 acquisition by the Company of The Trane Company, a manufacturer and distributor of air conditioning products since 1913. Air conditioning products are sold primarily under the TRANE(R) and AMERICAN STANDARD(R) names. In 1994 Air Conditioning Products, with revenues of $2,480 million, accounted for approximately 56% of the Company's sales and 51% of its operating income. Air Conditioning Products derived approximately 16% of its sales in 1994 from operations outside the United States and over half from the replacement, renovation and repair markets, which in general are less cyclical than the new residential and commercial construction markets.

     Air Conditioning Products manufactures three general types of air conditioning systems. The first, called "unitary," which is sold for residential and commercial applications, is a factory-assembled central air conditioning system which generally encloses in one or two units all the components to cool or heat, clean, humidify or dehumidify, and move air. The second, called "applied," is typically custom-engineered for commercial use and involves field installation of several different components of the air conditioning system. Trane is a world leader in both unitary and applied air conditioning products. The third type, called "mini-split," is a small unitary air conditioning system, generally for residential use, which operates without air ducts. Air Conditioning Products manufactures and distributes mini-split units principally in the Far East and Europe.

     Product and marketing programs have been, and are being, developed to increase penetration in the growing replacement, renovation and repair businesses, in which margins are higher than on sales of original equipment. Much of the equipment sold in the fast-growing air conditioning markets of the 1960's and 1970's is reaching the end of its useful life. Also, equipment sold in the 1980's is likely to be replaced earlier than originally expected with higher efficiency products recently developed to meet required efficiency standards and to capitalize on the availability of environmentally-preferred refrigerants.

     In May 1994 a subsidiary of the Company, Standard Compressors Inc., concluded the final arrangements for a partnership formed in December 1993 with Heatcraft Technologies Inc., a subsidiary of Lennox International Inc., for the manufacture of compressors for use in air conditioning and refrigeration equipment. Each partner has a 50% interest in the partnership, called Alliance Compressors, which initially will manufacture reciprocating compressors in a section of the Company's existing facility in Tyler, Texas. Construction of a new facility in Natchitoches, Louisiana, for the manufacture of a new scroll compressor being developed for use primarily in residential air conditioners is expected to begin in 1995, with startup scheduled for 1996. In connection with this arrangement, American Standard received $22.5 million, of which $8 million was for assets transferred and $14.5 million for an initial preferred distribution. American Standard will receive two additional payments of $10 million each, dependent upon achieving technological and manufacturing milestones in the development of the new scroll compressor.

     Many of the products manufactured by Air Conditioning Products utilize HCFCs and in the past utilized CFCs as refrigerants. Various federal and state laws and regulations, principally the 1990 Clean Air Act Amendments, require the eventual phase-out of the production and use of these chemicals because of their possible deleterious effect on the earth's ozone layer if released into the atmosphere. Phase-in of substitute refrigerants will require replacement or modification of much of the air conditioning equipment already installed, which management believes has created a new market opportunity. In order to ensure that the Company's products will be compatible with the substitute refrigerants, Air Conditioning Products has been working closely with the manufacturers that are developing substitutes for those refrigerants being phased out. Air Conditioning Products has incurred and will continue to incur research and development costs in this effort. These costs and the substitution of alternative refrigerants are not expected to have a material adverse impact on Air Conditioning Products. See "-- General-Regulations and Environmental Matters".

     Various federal and state statutes, including the National Appliance Energy Conservation Act of 1987, as amended, impose energy efficiency standards for certain of the Company's unitary air conditioning products. Although the Company has been able to meet or exceed such standards to date, stricter standards in the future could require substantial research and development expense and capital expenditures to maintain compliance.

     At June 30, 1995 Air Conditioning Products had 28 manufacturing plants in 8 countries, employing approximately 17,700 people.

     Air Conditioning Products comprises three operating groups: Unitary Products, North American Commercial, and International.

  UNITARY PRODUCTS GROUP

     Unitary Products, which accounted for approximately 42% of Air Conditioning Products' 1994 sales, manufactures and distributes products for commercial and residential unitary applications in the United States. This group benefits the most from the growth of the replacement market for residential and commercial air conditioning systems. Other major suppliers in the unitary market are Carrier, Goodman Industries, Inter-City Products, Lennox and Rheem.

     Commercial unitary products range from 2 to 120 tons and include combinations of air conditioners, heat pumps, and gas furnaces, along with variable-air-volume equipment and integrated control systems. Typical applications are in retail stores, small-to-medium-size office buildings, manufacturing plants, restaurants, and commercial buildings located in office parks and strip malls. These products are sold through 81 commercial sales offices in 121 locations. Residential central air conditioning products range from 1 to 5 tons and include air conditioners, heat pumps, air handlers, furnaces, and coils. These products are sold through independent wholesale distributors and Company-owned sales offices in over 250 locations to dealers and contractors who sell and install the equipment.

     During 1994 the Unitary Products Group successfully introduced several new products, including a new line of outdoor condensing units for the AMERICAN STANDARD(R) brand; a new furnace line; micro-electronic controlled large rooftop units; rooftop units with special features that appeal to national accounts; and a large rooftop line (27.5 tons to 50 tons).

     The Company also markets an AMERICAN STANDARD(R) brand name product to serve distributors who typically carry other products in addition to air conditioning products.

  NORTH AMERICAN COMMERCIAL GROUP

     North American Commercial Group (formerly named Commercial Systems Group), which accounted for approximately 37% of Air Conditioning Products' 1994 sales, manufactures and distributes products in the United States for sale in the United States and Canada for air conditioning applications in larger commercial, industrial, and institutional buildings. Other major suppliers of commercial systems are Carrier, McQuay and York.

     North American Commercial Group distributes its products through 100 sales offices. Thirty of these offices are Company-owned and 70 are franchised. In 1993 the Company acquired the franchises in New York City; Birmingham, Alabama; and Columbia, South Carolina. In 1994 the Company acquired the Toronto, Canada, and St. Louis, Missouri offices. In 1995 the Company acquired the Albany, New York office and expects to continue to acquire major sales offices from its franchisees.

     Over the last few years the North American Commercial Group has added additional aftermarket business activities, such as emergency rentals of air conditioning equipment. Also, the group has expanded its line to include components for converting installed centrifugal chiller products to use more environmentally-preferred refrigerants.

     During 1993 and 1994 the Company successfully introduced a number of new products such as the high-efficiency centrifugal chiller, expanded air cooled series R chiller line, and the new fan coil line. Integrated Comfort Systems continue to grow as a percentage of total sales. Indoor air quality is emerging as a significant new application to be served by the Company's products and services.

  INTERNATIONAL GROUP

     The International Group, which accounted for approximately 21% of Air Conditioning Products' 1994 sales, manufactures applied and unitary products in foreign facilities operated by subsidiaries and joint ventures and exports many of the products manufactured in the United States by the Unitary Products and North American Commercial Groups.

     Air Conditioning Products expects to continue the expansion of its presence outside the U.S. In France, in addition to its plants in Epinal and Charmes, the group opened a plant in late 1991 in Mirecourt to build mini-splits and air moving products known as fan coils utilizing Demand Flow. The fan coil line is tailored to the European market, and the mini-split products are being sold in Europe, the Middle East and the Far East. An operation was opened in 1992 in Colchester, U.K., to provide large air handling products to the U.K. Like the North American Commercial Group, the International Group has an extensive network of sales and service agencies, both Company-owned and franchised, to provide maintenance and warranty service for its equipment installed around the world. In 1992 a joint venture in Egypt commenced operations.

     The Company has increased its presence in Asia by expanding its operations in Malaysia, purchasing an air conditioning manufacturing and distribution firm in Taiwan in 1990, and entering into a sales and manufacturing joint venture in Thailand in 1991. The Company has recently established a joint venture in Australia as well as a joint venture in the PRC, where it is currently negotiating the establishment of several other joint ventures. An important new product for the Far East markets, which went into production in 1992 in Malaysia, is a double-walled air handler designed for ease of manufacture and compatibility with the Demand Flow manufacturing process.

PLUMBING PRODUCTS SEGMENT

     Plumbing Products manufactures and distributes bathroom and kitchen fixtures and fittings primarily under the IDEAL STANDARD(R), AMERICAN STANDARD(R), and STANDARD(R) names. In 1994 Plumbing Products, with revenues of $1,218 million, accounted for 27% of the Company's sales and 31% of its operating income. Plumbing Products derived approximately 73% of its total 1994 sales from operations outside the United States.

     Approximately 53% of Plumbing Products' sales consists of vitreous china fixtures, 26% consists of fittings (typically brass), 7% consists of bathtubs, and the remainder consists of related plumbing products. Throughout the world these products are generally sold through wholesalers and distributors and installed by plumbers and contractors. In the United States sales through the retail channel have continued to grow and accounted for approximately 24% of U.S. Plumbing Products' sales in 1994. In total the residential market accounts for approximately 75% of Plumbing Products' sales, with the commercial and industrial markets providing the remaining 25%.

     Plumbing Products operates through three primary geographic groups:
European Plumbing Products, U.S. Plumbing Products and Americas International (Canada, Mexico and Central and South America), and the Far East Group. Plumbing Products' fittings operations are organized as the Worldwide Fittings Group, which has primary responsibility for faucet technology, product development and manufacturing, with manufacturing facilities in Europe, the United States, and Mexico. Worldwide Fittings sales and operating results are reported in the three primary geographic groups within which it operates.


     European Plumbing Products, which sells products primarily under the brand name IDEAL STANDARD(R), manufactures and distributes bathroom and kitchen fixtures and fittings through subsidiaries or joint ventures in Germany, Italy, France, England, Greece, the Czech Republic, Bulgaria, Spain, Portugal, and Egypt. In 1991 the Company purchased 32.88% of Porcher, a French manufacturer and distributor of plumbing products with manufacturing facilities for ceramic fixtures, cast iron and acrylic bathtubs, brass fittings, and plastic components in seven locations and with company-owned distribution outlets throughout France. On August 28, 1995, a subsidiary of the Company filed with the French stock exchange authorities a proposal to acquire by means of a tender offer up to all the outstanding shares and convertible bonds of Porcher not currently owned by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Expenditures".


     U.S. Plumbing manufactures bathroom and kitchen fixtures and fittings, selling under the brand names AMERICAN STANDARD(R) and STANDARD(R) in the United States. Americas International manufactures bathroom and kitchen fixtures and fittings, selling under the names AMERICAN STANDARD(R), IDEAL STANDARD(R), and STANDARD(R), through its wholly owned operations in Mexico, Canada, and Brazil and its majority-owned subsidiaries in Central America.

     The Far East Group manufactures bathroom and kitchen fixtures and fittings, selling under the names AMERICAN STANDARD(R), IDEAL STANDARD(R), and STANDARD(R) through its wholly owned operations in South Korea, its majority-owned operations in Thailand and the Philippines, and its manufacturing joint venture in Indonesia and is developing a new joint venture in Vietnam. The Company is also significantly expanding its operations in the PRC. See -- "Globalization".

     The market for the Company's plumbing products is divided into the replacement and remodeling market and the new construction market. The replacement and remodeling market accounts for about 60% of the European and U.S. groups' sales but only about 40% of the sales of the Far East group, for which new construction is more important. In the United States and Europe the replacement and remodeling market has historically been more stable than the new construction market and has shown moderate growth over the past several years. In 1994 the new construction market in Europe continued a recovery which began in some countries in 1993 after declining generally for several years. However, in the first half of 1995, markets softened in Europe, especially in Germany and France. In the U.S. the residential new construction market hit its recent low in early 1991, recovered somewhat through 1994, then declined again in the first half of 1995. The U.S. non-residential new construction market hit its recent low in 1992 but has recovered somewhat through 1994 and into the first six months of 1995. In general, the new construction market in which the product selection is made by builders or contractors, is more price-competitive and volume-oriented than the replacement and remodeling market. In the replacement and remodeling market consumers make the model selection and, therefore, this market is more responsive to quality and design than price, making it the principal market for higher-margin luxury products. Although management believes it must continue to offer a full line of fixtures and fittings in order to support its distribution system, Plumbing Products' current strategy is to focus on increasing its sales of higher-margin products in the middle and upper segments of both the remodeling and new construction markets.

     Plumbing Products also has continued its programs to expand its presence in high-quality showrooms and showplaces featuring its higher-end products in certain major countries. These programs, along with expanded sales training activities, have enhanced the image of the Company's products with interior designers, decorators, consumers and plumbers.

     In the United States a Retail Division has been established to focus on the unique needs of the growing mass retail home center industry, using products sourced from several of the Company's manufacturing locations throughout the Americas. This market channel accounted for about 24% of U.S. Plumbings' sales in 1994, and this proportion is expected to grow.

     In an effort to capture a larger share of the replacement and remodeling market, over the last few years Plumbing Products has introduced a variety of new products designed to suit customer tastes in particular countries. New offerings include additional colors and ensembles, bathroom suites from internationally known designers, and electronically controlled products. Faucet technology is centered on anti-leak, anti-scald and other features to meet emerging consumer and legislative requirements.

     Water-saving fixtures and fittings have been a major focus of Plumbing Products for the past several years, particularly in light of recent water shortages experienced in a number of areas of the United States. The Company produces one of the most extensive lines of water-saving fixtures available in the United States. Manufacture of water-saving toilets was mandated for residential use by federal law commencing in January 1994 and for commercial use in January 1997.

     Many of the Company's bathtubs are made from a proprietary porcelain on metal composite, AMERICAST(R), which has gained an increasing share of the worldwide market. Products made from the AMERICAST(R) composite have the durability of cast iron with only one-half the weight and are characterized by improved resistance to breaking and chipping. AMERICAST(R) products are easier to ship, handle and install and are less expensive to produce than cast iron products. Use of this advanced composite was extended to kitchen sinks, bathroom lavatories and acrylic surfaced products during 1991 and 1992.

     At June 30, 1995 Plumbing Products employed approximately 16,400 people and, including affiliated companies, had 52 manufacturing plants in 22 countries.

     U.S. Plumbing Products has several important competitors, including Kohler and Masco in selected product lines. There are also important competitors in foreign markets, for the most part operating nationally. Friederich Grohe, the major manufacturer of fittings in Europe, is a pan-European competitor. In Europe Villeroy & Boch and Sanitec are the major fixtures competitors, and in the Far East Toto is the major competitor.

AUTOMOTIVE PRODUCTS SEGMENT

     Automotive Products manufactures air brake and related systems for the commercial vehicle industry in Europe and Brazil and markets under the WABCO(R) name. Automotive Products' most important products are pneumatic braking systems and related electronic control and other systems and components (including ABS) for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. In 1994 Automotive Products, with sales of $759 million, accounted for 17% of the Company's sales and 17% of its operating income. The Company believes that Automotive Products is a worldwide technological leader in the heavy truck and bus braking industry. Electronic controls, first introduced in ABS in the early 1980's, are increasingly applied in other systems sold to the commercial vehicle industry.

     The Company's automotive products are sold directly to vehicle and component manufacturers. Spare parts are sold through both original equipment manufacturers and an independent distribution network. Although the business is not dependent on a single or related group of customers, sales of truck braking systems are dependent on the demand for heavy trucks. Some of the Company's important customers are Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover. Principal competitors are Bendix, Knorr and Robert Bosch.

     The European market for new trucks, buses, trailers, and replacement parts recovered strongly in 1994 and continued to improve in the first half of 1995 after significant declines in 1992 and 1993. European legislation mandating the phase-in of ABS beginning in 1991 has had a positive impact on sales and is expected to continue to do so. The Brazilian market continued its recovery which began in 1993 after declining in 1992.

     Through 1994 the WABCO(R) ABS system, which the Company believes leads the market, has been installed in approximately 726,000 heavy trucks, buses, and trailers worldwide since 1981. Annual sales volume in Europe has significantly increased in recent years to approximately 132,000 units in 1994 and to 44,000 units annually in other markets, primarily the United States and Japan. In addition, Automotive Products has developed electronically controlled pneumatic gear shifting systems, electronically controlled air suspension systems, and automatic climate-control and door-control systems for the commercial vehicle industry. These systems have resulted in greater sales per vehicle for Automotive Products. Significant progress was made in recent years in market acceptance of electronically controlled systems. New products under development are an advanced electronic braking system and additional electronic drive line control systems. In addition, Automotive Products has developed and implemented an electronic data interchange system, which links certain customers directly to Automotive Products' information systems, providing timely, accurate information and just-in-time delivery to the customer.

     Automotive Products and affiliated companies have 14 manufacturing facilities and 7 sales organizations operating in 17 countries. Principal manufacturing operations are in Germany, France, the United Kingdom, and Brazil. Automotive Products has joint ventures in the United States with Rockwell International (Rockwell WABCO), in Japan with Sanwa Seiki (SANWAB), and in India with TVS Group (Clayton Sundaram). There is also a licensee in the PRC.

     In January 1994 the Company acquired Perrot, a German brake manufacturer. Through this acquisition the Company will be able to offer complete brake systems for trucks, buses and trailers, especially in the important and growing air-disc brake business.

     Since 1991 ABS for commercial vehicles has been gaining acceptance in the United States and Japan, where Automotive Products participates through its joint venture operations. Rockwell WABCO is now a supplier of WABCO systems to Freightliner, Mack, Volvo-GM, Kenworth, Peterbilt and other vehicle manufacturers in North America. SANWAB supplies Hino, Nissan and trailer manufacturers in Japan. In most European countries, ABS has become mandatory for commercial vehicles. In March 1995, the U.S. Department of Transportation, National Highway Traffic Safety Administration adopted amended federal regulations which require that new medium and heavy vehicles be equipped with ABS. These amended regulations will be phased in over a two-year period beginning in March 1997. Automotive Products believes it is in a good position to take advantage of this opportunity.

     At June 30, 1995, Automotive Products and affiliated companies had 14 manufacturing plants, employing approximately 5,900 people and operations in 17 countries.

GENERAL

  RAW MATERIALS

     The Company purchases a broad range of materials and components throughout the world in connection with its manufacturing activities. Major items include steel, copper tubing, aluminum, ferrous and nonferrous castings, clays, motors, and electronics. The ability of the Company's suppliers to meet performance and quality specifications and delivery schedules is important to its operations. The Company is working closely with its suppliers to integrate them into the Demand Flow manufacturing process by developing with them just-in-time supply delivery schedules to coordinate with the Company's customer demand and delivery schedules. The Company expects this closer working relationship to result in better control of inventory quantities and quality and lower related overhead and working capital costs. The energy and materials required for its manufacturing operations have been readily available, and the Company does not foresee any significant shortages.

  PATENTS, LICENSES AND TRADEMARKS

     The Company's operations are not dependent to any significant extent upon any single or related group of patents, licenses, franchises or concessions. The Company's operations also are not dependent upon any single trademark, although some trademarks are identified with a number of the Company's products and services and are of importance in the sale and marketing of such products and services. Some of the more important of the Company's trademarks are:

     BUSINESS SEGMENT              TRADEMARK
- --------------------------    --------------------
Air Conditioning Products     TRANE(R)
                              AMERICAN STANDARD(R)

Plumbing Products             AMERICAN STANDARD(R)
                              IDEAL STANDARD(R)
                              STANDARD(R)

Automotive Products           WABCO(R)
                              PERROT(R)

     The Company from time to time has granted patent licenses to, and has licensed technology from, other parties.

  RESEARCH AND PRODUCT DEVELOPMENT

     The Company made expenditures of $118 million in 1994, $110 million in 1993, and $110 million in 1992 for research and product development and for product engineering. The expenditures for research and product development only were $39 million in 1994, $43 million in 1993 and $40 million in 1992 and were incurred primarily by Automotive Products and Air Conditioning Products. Automotive Products, which expended the largest amount, has conducted research and development in recent years on advanced electronic braking systems, heavy-duty disc brake systems, and additional electronic control systems for commercial vehicles. Air Conditioning Products' research and development expenditures were primarily related to alternative, environmentally-preferred refrigerants, compressors, heat transfer surfaces, air flow technology, acoustics and micro-electronic controls. Any amount spent on customer sponsored research and development activities in these periods was insignificant. Computer software product development costs capitalized amounted to $2 million in each of 1994 and 1993.

  REGULATIONS AND ENVIRONMENTAL MATTERS

     The Company's U.S. operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air, water and soil and establish standards for the treatment, storage and disposal of solid and hazardous wastes. A number of the Company's plants are in the process of making changes or modifications to comply with such laws and regulations as well as undertaking response actions to address soil and groundwater issues at certain of its facilities. The Company is a party to a number of remedial actions under various federal and state environmental laws and regulations that impose liability on companies to clean up, or contribute to the cost of cleaning up, sites at which hazardous wastes or materials were disposed or released, including approximately 30 proceedings under the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes in which the Company has been named a potentially responsible party or a third party by a potentially responsible party. Expenditures in 1992, 1993, 1994 and the first six months of 1995 to evaluate and remediate such sites were not material. On the basis of the Company's historical experience and information currently available, the Company believes that these environmental actions will not have a material adverse effect on its financial condition, results of operations or liquidity.

     Additional sites may be identified for environmental remediation in the future, including properties previously transferred by the Company and with respect to which the Company may have contractual indemnification obligations. The Company cannot estimate at this time the ultimate aggregate costs of all remedial actions because of (a) uncertainties surrounding the nature and application of environmental regulations, (b) the Company's lack of information about additional sites at which it may be listed as a potentially responsible party, (c) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions, (d) the number of contributors and the financial capacity of others to contribute to the cost of remediation at specific sites and (e) the time periods over which remediation may occur.

     On May 31, 1994, the Company's Salem, Ohio plant received a Request for Information Pursuant to the Clean Air Act from the U.S. Environmental Protection Agency (Region 5). This request was fully complied with by July 22, 1994. During the development of the response, American Standard noted several questions concerning the status of certain air sources. On August 2, 1994, American Standard Inc. proposed to enter a consensual "Findings and Orders" with the Ohio Environmental Protection Agency to resolve these questions. The potential for and amount of any penalties is uncertain. However, the Company does not expect that these matters will result in material liabilities.

     The Company's international operations are also subject to various environmental statutes and regulations. Generally, these requirements tend to be no more restrictive than those in effect in the United States. The Company believes it is in substantial compliance with such existing domestic and foreign environmental statutes and regulations.

     Although there is currently no federal standard for lead discharge into drinking water, the Federal Safe Drinking Water Act imposes a limit on the lead content of plumbing fittings of 8% by weight. In addition, the U.S. Environmental Protection Agency is considering proposing a maximum federal standard of approximately 11 to 15 parts per billion ("ppb") of lead leachate from faucets in drinking water.

     On December 15, 1992 the Company, along with 15 other major manufacturers of plumbing fittings, was sued in the Superior Court of the State of California, County of San Francisco by the State of California. The same companies were sued in a companion case, filed the same day, by the Natural Resources Defense Council and a second environmental group. In each case plaintiffs sought injunctive relief, civil penalties and compensatory damages, alleging, inter alia, that faucets sold by the parties discharged lead into drinking water in excess of minimum standards allegedly established by Proposition 65. Pursuant to Proposition 65, a discharge of lead into a source of drinking water in excess of
0.5 micrograms per day is prohibited, although the State of California has not yet established any methodology for measuring this discharge. The Company believes that the lead limitations should not apply to faucets because faucets are not a "source" of drinking water as contemplated by the legislation (e.g., reservoirs, streams, etc.). The suits also claim that warnings provided with the fittings relating to such lead discharge are inadequate. Although most of the Company's fittings contain and discharge some amount of lead, the lead content of the Company's fittings is one of the lowest in the industry, and all of the Company's fittings will fall below the proposed federal discharge standard and fall below the current federal weight standards mentioned above. The Company believes its exposure in the California suits is minimal, if any. The Company also believes that its low-lead fittings and its continuing efforts to further reduce lead content will afford the Company a competitive edge. The discharge claim in the State's case has been dismissed. The dismissal was upheld on appeal.

     A tentative settlement has been reached whereby all fittings sold in California must meet an 11 ppb leachate level by December 1996 and 95% of all fittings sold in California must meet a standard of 5 ppb by December 1999. The Company believes it can meet these levels. Warnings will be required for fittings that do not meet the 5 ppb standard. In connection with the proposed settlement the Company made no admission of liability and paid no penalty.

     In September 1987 the United States became a signatory to an international agreement known as the Montreal Protocol on Substances that Deplete the Ozone Layer (the "Montreal Protocol"). The Montreal Protocol requires its signatories to reduce production of CFCs. In November 1992 the Montreal Protocol was amended in Copenhagen, Denmark, to phase out all production except for critical uses of CFCs by January 1, 1996, and to limit consumption of HCFCs beginning in 1996 and phase them out completely by 2030. In 1988 the EPA issued regulations implementing the Montreal Protocol in the United States. Mexico, the Federal Republic of Germany, the United Kingdom, France and other countries have also become signatories to the Montreal Protocol. The manner in which these countries implement the Montreal Protocol and regulate CFCs could differ from the approach taken in the United States.

     The 1990 Clean Air Act Amendments (the "CAAA") implement the Montreal Protocol by establishing a program for limiting the production and use of CFCs and other ozone-depleting chemicals. Under the CAAA the production and consumption of "Class I substances," including CFCs, are being phased out, and most are currently scheduled to be banned completely by 1996.

     The EPA has taken final action to totally phase out production of CFCs by 1996 and phase out production of the long-lived HCFCs, such as HCFC-22, for use in new equipment by 2010 and totally by 2020, while adopting the current CAAA schedule for the short-lived HCFCs, such as HCFC-123, by phasing them out for use in new equipment by 2020 and completely out of production in 2030.

     The Company derived significant revenues in 1993 and prior years from sales of air conditioning products utilizing Class I substances, particularly CFC-11. However, the more recent versions of these products are designed to operate with substitute short-lived Class II substances, such as HCFC-123, which, the Company believes, under current proposals is not likely to be subject to a phase-out accelerated from the 2020/2030 schedule of the CAAA, or with refrigerants that do not affect ozone and are not regulated at all. Beginning with orders accepted after January 1, 1993, Air Conditioning Products ceased selling CFC-11 with any of its products.

     The Company continues to derive substantial revenues from servicing and repairing installed equipment that use Class I substances. The emissions from servicing and repairing of equipment that use Class I substances were regulated by the EPA beginning in mid-1993, although the Company does not expect these regulations to have a material adverse effect on its financial condition or results of operations. The Company believes that these regulations will have the effect of generating additional product sales and parts and service revenues, as existing air conditioning equipment operating on CFCs is converted to operate on environmentally-preferred refrigerants or replaced, although this is likely to happen only over a number of years and the Company is unable to estimate the magnitude or timing of such additional conversion or replacements. In addition, the Company currently offers a number of products that improve the operation of existing installed equipment using alternative refrigerants.

     Prior to the effectiveness of any prohibition on use of Class I or Class II substances it will be necessary for the Company and its competitors to address the need to substitute permitted refrigerants for the Class I and Class II substances used in their products. Adoption of the new refrigerants will require replacement or modification of much of the air conditioning equipment already installed. The Company has been working closely with the manufacturers of refrigerants that are developing substitutes for the CFCs and HCFCs to be phased out in order to ensure that its products will be compatible with the substitutes. Although the Company believes that its commercial products currently in production will not require substantial modification to use substitutes, residential and light commercial products produced by the Company and its competitors may require modification for substitute refrigerants. The costs of the substitution of alternative refrigerants are expected to be reflected in product pricing and accordingly are not expected to have a material adverse impact on the Company.

PROPERTIES

     At June 30, 1995, the Company conducted its manufacturing activities through 94 plants in 32 countries, of which the principal facilities are as follows:

   BUSINESS SEGMENT              LOCATION             MAJOR PRODUCTS MANUFACTURED AT LOCATION
- -----------------------   -----------------------   --------------------------------------------
Air Conditioning          Clarksville, TN           Commercial unitary air conditioning
  Products                Fort Smith, AK            Commercial unitary air conditioning
                          La Crosse, WI             Applied air conditioning systems
                          Lexington, KY             Air handling products
                          Macon, GA                 Commercial air conditioning systems
                          Pueblo, CO                Applied air conditioning systems
                          Rushville, IN             Air handling products
                          Trenton, NJ               Residential gas furnaces and air handlers
                          Tyler, TX                 Residential air conditioning
                          Waco, TX                  Water source heat pumps and air handling
                                                      products
                          Charmes, France           Applied air conditioning systems
                          Epinal, France            Applied air conditioning systems
                          Mirecourt, France         Mini-splits and air handling products
Plumbing Products         Salem, OH                 Enameled-steel fixtures and acrylic bathtubs
                          Tiffin, OH                Vitreous china
                          Trenton, NJ               Vitreous china
                          Toronto, Canada           Vitreous china and enameled-steel fixtures
                          Hull, England             Vitreous china and acrylic bathtubs
                          Middlewich, England       Vitreous china
                          Dole, France              Vitreous china and acrylic bathtubs
                          Neuss, Germany            Vitreous china
                          Wittlich, Germany         Brass plumbing fittings
                          Orcenico, Italy           Vitreous china
                          Brescia, Italy            Vitreous china
                          Mexico City, Mexico       Vitreous china, water heaters
                          Monterrey, Mexico         Brass plumbing fittings
                          Bangkok, Thailand         Vitreous china
                          Seoul, South Korea        Brass plumbing fittings
                          Manila, Philippines       Vitreous china
Automotive                Campinas, Brazil          Braking equipment
  Products                Leeds, England            Braking equipment
                          Claye-Souilly, France     Braking equipment
                          Hanover, Germany          Braking equipment
                          Mannheim, Germany         Foundation brakes

     Except for the properties located in Mirecourt, France and Manila, Philippines, all of the plants described above are owned by the Company or a subsidiary. The properties listed above located in the United States, Canada, and the U.K. are subject to mortgages securing the Company's obligations under the 1995 Credit Agreement. The Company is obligated to mortgage the properties listed above located in France (other than the property located in Mirecourt) to secure certain obligations under the 1995 Credit Agreement and related documents. In addition, to the extent required by the respective indentures pursuant to which certain debt securities of American Standard Inc. were issued, the obligations of American Standard Inc. under such debt instruments are secured by mortgages on principal U.S. properties equally and ratably with indebtedness under the 1995 Credit Agreement. Through joint ventures, the Company participates in the operation of (or is in the process of constructing) up to eight plants in the PRC, and operates one plant in each of

Indonesia and India. The Company considers that its properties are generally in good condition, are well maintained, and are generally suitable and adequate to carry on the Company's business.

     In 1994 several Air Conditioning Products' plants operated near capacity and others operated moderately below capacity.

     In 1994 Plumbing Products' plants outside the United States operated at levels of utilization which varied from country to country but overall were satisfactory. Potteries (plants which produce vitreous china goods) located in the United States also operated at levels which management believes to be satisfactory.

     Automotive Products' plants generally operated moderately below capacity in 1994.

EMPLOYEES

     The Company employed approximately 40,000 people (excluding employees of unconsolidated joint venture companies) at June 30, 1995. The Company has a total of 18 labor union contracts in North America (covering approximately 8,500 employees), two of which were to have expired in 1995 (covering approximately 940 employees) and seven of which expire in 1996 (covering approximately 4,800 employees). Both of the contracts expiring in 1995 and a contract covering approximately 200 Canadian employees which expired in the last quarter of 1994 have been successfully renegotiated. There can be no assurance that the Company will successfully renegotiate the labor contracts expiring during 1996 without work stoppages. However, the Company does not anticipate having problems renegotiating any contracts that would materially affect its results of operations.

     In 1994, 230 Plumbing Products employees went on strike for 64 days at the Landsdowne (Toronto), Canada chinaware manufacturing plant. In 1991, 1,200 Air Conditioning Products employees went on strike for 54 days at the LaCrosse, Wisconsin facility and, in 1989, 1,300 Air Conditioning Products workers went on strike for 40 days at the Clarksville, Tennessee facility. Other than these strikes, the Company has not experienced any other significant work stoppages since 1985. The Company also has a total of 40 labor contracts outside North America (covering approximately 18,000 employees), where the Company has not experienced any significant work stoppage in the last five years.

     Although the Company believes relations with its employees are generally satisfactory, there can be no assurance that the Company will not experience significant work stoppages in the future or that its relations with employees will continue to be satisfactory.

CUSTOMERS

     The business of the Company taken as a whole is not dependent upon any single customer or a few customers.

INTERNATIONAL OPERATIONS

     The Company conducts significant non-U.S. operations through subsidiaries in most of the major countries of Western Europe, Canada, Brazil, Mexico, Central American countries, Malaysia, the Philippines, South Korea, Thailand, Taiwan, Australia and Egypt. In addition, the Company conducts business in these and other countries through affiliated companies and partnerships in which the Company owns 50% or less of the stock or partnership interest.

     Because the Company has manufacturing operations in 32 countries, fluctuations in currency exchange rates may have a significant impact on its financial statements. Such fluctuations have much less effect on local operating results, however, because the Company for the most part sells its products within the countries in which they are manufactured. The allocation of purchase costs which resulted from the Acquisition increased the asset exposure of foreign operations from an accounting perspective; however, since the Acquisition in 1988, the effects of exchange volatility have been ameliorated by the denomination in foreign currencies of a portion of the Company's borrowings.

LEGAL PROCEEDINGS

     American Standard Inc. is the defendant in a lawsuit brought by Entech Sales & Service, Inc., on behalf of an alleged class of contractors engaged in the service and repair of commercial air conditioning equipment. The suit, which was filed on March 5, 1993, in the United States District Court for the Northern District of Texas, alleges principally that the manner in which Air Conditioning Products distributes repair service parts for its equipment violates the Federal antitrust laws. It demands $680 million in damages (which would be subject to trebling under the antitrust laws) and injunctive relief. American Standard Inc. has filed an answer denying all claims of violation and is defending itself vigorously. In July 1994, the district court denied class certification with respect to two of the three violations alleged in the suit. These alleged violations may now only be asserted by Entech on its own behalf. With respect to the one claim which was certified as a class action, alleging a price fixing conspiracy, management believes that, on the basis of the facts now known to it, the claim is without merit. In management's opinion the litigation will not have any material adverse effect on the financial position, cash flows, or results of operations of the Company.

     For a discussion of German tax issues see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources". For a discussion of environmental issues see
" -- General -- Regulations and Environmental Matters".

                       PRINCIPAL AND SELLING STOCKHOLDERS


     Set forth below is the number of shares of Common Stock, the only outstanding voting stock of the Company, beneficially owned as of June 30, 1995 by each Selling Stockholder, each Director, the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "Named Officers"), all Directors and executive officers of the Company as a group, and each 5% holder.



                                        SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                               OWNED             NUMBER             OWNED
                                        PRIOR TO OFFERINGS         OF          AFTER OFFERINGS
                                       ---------------------     SHARES     ----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER     NUMBER      PERCENT    OFFERED       NUMBER       PERCENT
- ------------------------------------   ----------    -------   ----------   ----------     -------
Kelso ASI Partners, L.P.(a)(c)......   44,573,656       59%    17,463,500           (b)         %
Joseph S. Schuchert.................          (c)      (c)                         (c)       (c)
Frank T. Nickell....................          (c)      (c)                         (c)       (c)
Emmanuel A. Kampouris(d)(e).........      573,707        *              0      573,707         *
George H. Kerckhove(d)(e)...........      293,680        *         35,000      258,680         *
Horst Hinrichs(d)(e)................      236,826        *              0      236,826         *
Fred A. Allardyce(d)(e).............      294,298        *              0      294,298         *
Luigi Gandini(d)(e).................       18,001        *              0       18,001         *
Jean-Claude Montauze(d).............       11,250        *          1,500        9,750         *
Steven E. Anderson(d)...............            0        *              0            0         *
Shigeru Mizushima(d)................            0        *              0            0         *
Roger W. Parsons(d).................            0        *              0            0         *
J. Danforth Quayle(d)...............            0        *              0            0         *
David M. Roderick(d)................            0        *              0            0         *
John Rutledge(d)....................            0        *              0            0         *
American-Standard Employee Stock
  Ownership Plan (the "ESOP")(e)....   10,141,623       13%             0   10,141,623        13%
All current directors and executive
  officers of the Company and
  American Standard Inc. as a
  group(f)..........................   46,834,782       62%    17,500,000          (b)          %


- ---------------
  * Less than one percent.


(a) Assumes no exercise on the over-allotment options covering 2,625,000 shares of Common Stock granted to the Underwriters by ASI Partners. If the
     over-allotment options are exercised in full, ASI Partners will own      %
     of the Company's Common Stock after giving effect to the Offerings.


(b) Total reflects shares proposed to be sold in the Offerings, 426,344 shares previously distributed to withdrawing limited partners, and an additional shares estimated to be distributed to certain limited partners of ASI Partners in lieu of cash in conjunction with the Offerings.

(c) Messrs. Schuchert and Nickell, each a director of American Standard Inc. and of the Company, and Messrs. George E. Matelich and Thomas R. Wall IV may be deemed to share beneficial ownership of shares owned of record by ASI Partners by virtue of their status as general partners of Kelso American Standard Partners, L.P., the general partner of ASI Partners. Messrs. Schuchert, Nickell, Matelich and Wall share investment and voting power with respect to securities owned by ASI Partners. Messrs. Schuchert, Nickell, Matelich and Wall disclaim beneficial ownership of such securities. The business address for such persons is c/o Kelso & Company, Inc., 21st Floor, 350 Park Avenue, New York, N.Y. 10022.


(d) Mr. Kampouris is Chairman, President and Chief Executive Officer and a director of American Standard Inc. and of the Company. Messrs. Hinrichs and Kerckhove are Named Officers and directors of American Standard Inc. and of the Company. In addition, Mr. Kerckhove was elected Senior Vice President, Plumbing Products, in June 1990. Messrs. Allardyce and Gandini are Named Officers of American Standard Inc. and of the Company and Messrs. Anderson, Mizushima, Parsons, Quayle, Roderick and Rutledge are directors of American Standard Inc. and of the Company. Mr. Montauze was elected Vice President, Automotive Products in France, in October 1994. He served as Vice President of Finance and Controller of Automotive Products at the Brussels headquarters from September 1989 until September 1994.


(e) The business address for the ESOP is c/o American Standard Inc., One Centennial Avenue, P.O. Box 6820, Piscataway, New Jersey 08855-6820. Fidelity Management Trust Company is the trustee of the ESOP. Its business address is 82 Devonshire Street, Boston, Massachusetts 02109. As of June 30, 1995, 10,087,483 of the shares held in the ESOP were allocated to ESOP participants, including 204,972 shares allocated to all executive officers of the Company as a group. The number of shares shown for executive officers in the table above includes shares allocated to their accounts in the ESOP. Shares in the ESOP which are not allocated to participant accounts are voted by the ESOP trustee in the same proportion as the shares in the allocated accounts are voted. Participants direct the vote of their ESOP account shares. Until termination of employment a participant cannot dispose of shares in his ESOP account. The shares allocated to the Named Officers' ESOP accounts as of June 30, 1995 are as follows: Mr. Kampouris, 11,307 shares; Mr. Kerckhove, 11,180 shares; Mr. Hinrichs, 11,826 shares; Mr. Allardyce, 11,798 shares; and Mr. Gandini, 6,751 shares.

     The number of shares shown for Named Officers in the table above does not reflect shares of Common Stock issued as part of the payouts under the Long-Term Incentive Compensation Plan ("LTIP") and held for them in trust under a trust agreement. Shares in the trust are voted by the trustee as directed pursuant to the terms of the LTIP. Until termination of employment, a beneficiary of the trust cannot dispose of shares credited to his account. Shares of Common Stock in the Named Officers' accounts in the trust are as follows: Mr. Kampouris, 13,742 shares; Mr. Kerckhove, 6,283 shares; Mr. Hinrichs, 5,545 shares; Mr. Allardyce, 3,834 shares; and Mr. Gandini, 3,710 shares. The shares in the trust accounts for all executive officers as a group total 67,438 shares.

     Also not included above are 60,230 shares of Common Stock held in a similar grantor's trust for the account of certain executive officers earned under an employee incentive plan prior to their becoming officers.

(f) Out of such 46,834,782 shares, 44,573,656 shares represent shares of Common Stock owned by ASI Partners in which Messrs. Schuchert and Nickell, each a director of the Company, may be deemed to share beneficial ownership by virtue of their status as general partners of Kelso American Standard Partners, L.P., the general partner of ASI Partners. Messrs. Schuchert and Nickell disclaim beneficial ownership of such securities. The number of shares shown includes shares allocated to the ESOP accounts of the executive officers.

     An affiliate of Kelso is the holder of all the outstanding shares (1,000) of the non-voting Series A Preferred Stock of American Standard Inc.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

     Messrs. Schuchert and Nickell, directors of the Company and American Standard Inc., are Chairman and Chief Executive Officer, and President, respectively, of Kelso & Companies, Inc. (the general partner of Kelso), and are general partners of Kelso American Standard Partners, L.P., the general partner of ASI Partners, Mr. Schuchert is also a member of the Management Development and Nominating Committee (the compensation committee) of the Company's Board of Directors.


     In connection with the Acquisition, the Company and Kelso entered into a consulting agreement (the "Consulting Agreement") pursuant to which the Company agreed to pay Kelso an annual fee of $2.75 million (plus reimbursement of expenses) in consideration for general management and financial consulting services, with the amount of the fee declining at stated decreased levels of stock ownership. On December 2, 1994, after approval by a committee of the Company's disinterested directors and the Board of Directors, the Consulting Agreement was amended (the "Amended Consulting Agreement") and on December 8, 1994 the Company paid Kelso a one-time fee of $20 million in consideration of Kelso's agreement in the Amended Consulting Agreement to provide ongoing consulting services without further annual consulting fees (other than reimbursement of expenses), the release by Kelso of the Company from the requirement to pay compensation for services rendered or to be rendered and other consideration.


     In connection with the IPO, and following approval by the Company's disinterested directors and the Board of Directors, the Company, ASI Partners and certain management stockholders entered into the Amended Stockholders Agreement that entitles ASI Partners to designate a number of director nominees which, if elected, will result in an eleven-member Board of Directors of American Standard consisting of: (i) while ASI Partners and its Affiliates own less than 50% but at least 35% of the outstanding Common Stock, six designees of ASI Partners, and five designees of the directors not affiliated with ASI Partners (at least two of whom will not be Affiliates of ASI Partners or officers of the Company); (ii) while ASI Partners and its Affiliates own less than 35% but at least 20% of the outstanding Common Stock, four designees of ASI Partners and seven designees of the directors not affiliated with ASI Partners (at least three of whom will not be Affiliates of ASI Partners or officers of the Company); and (iii) while ASI Partners and its Affiliates own less than 20% but at least 10% of the outstanding Common Stock, one designee of ASI Partners and ten designees of the Board of Directors. The Amended Stockholders Agreement does not obligate any of the parties thereto to vote its Common Stock in favor of the nominated directors.


     In addition, pursuant to the Amended Stockholders Agreement, ASI Partners has agreed to (i) provide, and cause each of its Affiliates (as defined) which owns Common Stock to provide, advance notice to, and consult with, the Company a reasonable time prior to the disposition of shares of Common Stock (other than in non-block trades on any stock exchange or NASDAQ and other than to an Affiliate, pursuant to a public offering or pursuant to the right of first offer contained in the Amended Stockholders Agreement), (ii) use, and cause each of its Affiliates which owns Common Stock to use, reasonable efforts (consistent with fiduciary duties to their respective investors) in connection with any sale by it or them of Common Stock not to cause any undue fluctuations in the public markets for the Common Stock, (iii) except as permitted by the Amended Stockholders Agreement, cause each of its Affiliates which owns Common Stock, not to initiate, propose or support any solicitation for the approval of any stockholder proposal not supported by the Board of Directors, (iv) not sell or otherwise dispose of, except in connection with a public offering, or allow, any Affiliate which owns Common Stock to sell or otherwise dispose of, more than 15% of the Common Stock then outstanding without first offering to the Company (or its designee) the right to purchase such shares for the same price, and (v) provide advance notice to the Company of any proposed acquisition of any additional shares of Common Stock or any assets of the Company by ASI Partners or any of its Affiliates which owns Common Stock and, if objected to by a majority of the members of the Board of Directors not affiliated with ASI Partners, not to acquire, and cause each such Affiliate not to acquire, additional shares of Common Stock or any assets of the Company.

     The Amended Stockholders Agreement also entitles ASI Partners to demand registration rights (the first three of which shall be at the Company's expense), as well as "piggyback" registration rights in respect of registration statements filed by the Company covering future offerings of Common Stock. The management stockholders are also entitled to such "piggyback" registration rights pursuant to the Amended Stockholders Agreement. Pursuant to the Amended Stockholders Agreement, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     American Standard Inc. also has entered into a transaction with Kelso Insurance Services, Incorporated (an affiliate of Kelso) ("Kelso Insurance"), and American Telephone and Telegraph Company ("AT&T") pursuant to which American Standard Inc. as well as other Kelso affiliated companies participates in a telecommunications network under which AT&T provides communications services to the group at a special lower tariff rate. In connection with that transaction American Standard

Inc. has guaranteed a minimum annual usage by it of $2 million for a period of five years commencing 1993 and Kelso Insurance has guaranteed American Standard Inc.'s minimum usage to AT&T. No fee was paid by American Standard Inc. to Kelso Insurance in connection with this transaction.

     In August 1993 American Standard Inc. purchased a limited partnership interest in Kelso Investment Associates V, L.P. ("KIA V") in exchange for its commitment to make a capital contribution of $5 million to KIA V. KIA V was formed to seek out business opportunities and invest primarily in equity securities, leveraged buy-outs, and joint ventures. Kelso Partners V, L.P. serves as the general partner of KIA V. The general partners of Kelso Partners V, L.P. include Messrs. Schuchert and Nickell. Kelso is the manager of KIA V and, as such, acts as investment adviser of KIA V. The management fee relating to the interest held by American Standard Inc. has been waived. As of December 20, 1994, an affiliate of Kelso has acquired 80% of the Company's limited partnership interest in KIA V at a price equal to 80% of the Company's net cost incurred to the date of such acquisition to obtain such interest, thereby relieving the Company of 80% of the balance of its $5 million capital contribution commitment.


     Mr. Schuchert, a director of the Company and American Standard Inc., has formed a general partnership, SW Investment Associates, for the purpose of acquiring an equity interest in BSG Laboratories Inc., a newly-formed company developing audio speaker and noise abatement systems. Among the investors in the partnership, all of which will be general partners, are American Standard Inc. and certain executive officers of American Standard Inc., who agreed in April 1995 to invest in SW Investment Associates. Mr. Schuchert, who is also a general partner in Kelso American Standard Partners, L.P. (the general partner of ASI Partners) and a general partner of SW Investment Associates, has invested approximately $500,000 therein. American Standard Inc., Mr. Kampouris and 14 other officers of American Standard Inc. have agreed to invest $700,000, $120,000 and $195,000, respectively, in the partnership, which will constitute an aggregate ownership interest therein of 20%.



     The Company has invested in a Cayman Islands corporation, ASPPL, to be used for the establishment of various joint ventures in the PRC. The Company has approximately a 28% voting interest in ASPPL with provisions for effective control over day-to-day operations. In 1994, shares in ASPPL were sold to certain institutions and other investors. Certain executive officers, including Messrs. Kampouris, Kerckhove and Allardyce, and the employees of the Company and its subsidiaries, purchased an indirect interest of less than 1% in ASPPL.


     Mr. Mizushima, a director of American Standard Inc. and the Company, is President and Chief Operating Officer of Daido Hoxan Inc., a Japanese corporation which currently has an approximately 13% limited partnership interest in ASI Partners. Daido Hoxan Inc. and Kelso and its affiliates have engaged in certain transactions, including transfers of limited partnership interests in ASI Partners and the provision by Daido Hoxan Inc. of consulting services. Daido Hoxan Inc. is a non-exclusive distributor of the Company's plumbing products in Japan. Its transactions as distributor with American Standard Inc. and its subsidiaries, which were on customary terms and in the ordinary course of business, have not been material to either the Company or Daido Hoxan Inc. American Standard Inc. also entered into leasing transactions with an affiliate of Daido Hoxan Inc. whereby it has leased certain machinery and equipment on financial terms that were comparable to those available from other leasing companies. The leasing transactions were not material to either the Company or Daido Hoxan Inc.

     Fidelity Management Trust Company ("Fidelity") is the owner of record of the shares of the Company held by the ESOP, a 13% owner of the Company's shares. Fidelity was paid by the Company approximately $207,000 in 1994 for services in connection with administering the Company's ESOP and American Standard Inc.'s Savings Plan.

     Mr. Nickell's father is an officer and owns more than 10 percent of AC Corporation, a contracting company which purchases air conditioning products from the Company's Trane Division. Such purchases were on customary terms and in the ordinary course of business and were not material to either the Company or AC Corporation.

     On December 23, 1992, Kelso & Companies, Inc. and its Chief Executive Officer, Mr. Schuchert, without admitting or denying the findings contained therein, consented to an administrative order in respect of a Commission inquiry relating to the 1990 acquisition of a portfolio company by an affiliate of Kelso & Companies, Inc. The order found that the tender offer filing by such affiliate in connection with the acquisition did not comply fully with the Commission's tender offer reporting requirements, and required Kelso & Companies, Inc. and Mr. Schuchert to comply with these requirements in the future.

     See "Risk Factors -- Principal Stockholders" and "The Acquisition" for additional information regarding ASI Partners' investment in the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.


     On June 30, 1995, there were 76,147,445 shares of Common Stock outstanding. Shares owned by persons other than "affiliates" of the Company are freely tradeable without restriction or future registration under the Securities Act. After giving effect to the Offerings and the distribution referred to below, ASI Partners, the ESOP and certain management stockholders that may be deemed
"affiliates" of the Company will own approximately           , 10,141,623 and
1,069,213 outstanding shares of Common Stock, respectively. ASI Partners and certain management stockholders were granted certain registration rights in connection with the IPO. The Company, the Selling Stockholders and certain management stockholders have agreed with the Underwriters not to offer, sell or otherwise dispose of any shares of Common Stock other than pursuant to the Offerings for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. The foregoing agreements are subject to certain exceptions. ASI Partners has distributed shares of Common Stock to its partners, and may in the future sell or otherwise dispose of Common Stock, including additional distributions to its partners.



     An aggregate of approximately           shares of Common Stock are expected
to be distributed by ASI Partners to certain of its limited partners in lieu of cash in conjunction with the Offerings. The recipients of such distributions have agreed with ASI Partners and the Underwriters not to offer, sell, or otherwise dispose of such shares of Common Stock prior to September 30, 1996 without the prior written consent of ASI Partners and Goldman, Sachs & Co.


     In addition, stock options covering approximately 5.0 million shares of Common Stock (exercisable at $20 per share, the initial public offering price in the February 1995 IPO) were granted pursuant to the Stock Plan in connection with the IPO and will become exercisable in three equal installments on the first, second and third anniversaries of the date of grant. American Standard will register under the Securities Act the approximately 7.6 million shares of Common Stock (including the aforementioned option shares) that may be issued pursuant to the Stock Plan prior to the time any options become exercisable. In addition, the Company will fund the ESOP at an annual rate of approximately $25 million through contributions of cash or shares of Common Stock (including newly issued shares valued at their then current market value). The Company expects to fund such contributions through the issuance of shares of Common Stock commencing in the third quarter of 1995.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock and the Stockholder Rights Agreement, dated January 5, 1995 (the "Rights Agreement"), between the Company and Citibank, N.A., as Rights Agent, does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law and to the provisions of the Company's Restated Certificate of Incorporation and Amended By-Laws, and to the Rights Agreement.

COMMON STOCK

     The Restated Certificate of Incorporation authorizes the Company to issue up to 200 million shares of Common Stock, par value $.01 per share. At June 30, 1995, approximately 76.1 million shares of Common Stock were issued and outstanding. Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed by any lender to the Company, holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets, if any, remaining after payment of all of the Company's debts and liabilities and the liquidation preference of any outstanding preferred stock.

     Holders of Common Stock are entitled to one vote per share on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights in the election of directors, the holders of a majority of the shares of Common Stock represented at a meeting can elect all the directors. See "Principal and Selling Stockholders". Holders of Common Stock have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. All outstanding shares of Common Stock, including the Shares, are duly authorized, validly issued, fully paid and nonassessable.

     Each outstanding share of Common Stock (including the Shares to be sold in the Offerings) will have associated with it one right to purchase a share of the Company's preferred stock at a stipulated price in certain circumstances. See "-- Certain Provisions Relating to Changes in Control -- Stockholder Rights Plan".

PREFERRED STOCK

     The Restated Certificate of Incorporation authorizes the Company to issue 2 million shares of preferred stock, par value $.01 per share, in one or more series, and authorizes the Board of Directors to designate the dividend rights, preferences in liquidation and other rights, preferences, limitations and restrictions of and upon shares of each series, including voting, redemption and conversion rights. The Amended Stockholders Agreement provides that so long as ASI Partners, together with its Affiliates (as defined), owns at least 35% of the outstanding shares of Common Stock, the Company will not issue any shares of Common Stock or preferred stock without ASI Partners' prior written consent, except in connection with the Rights Agreement or pursuant to the Company's Employee Stock Ownership Plan, the Stock Plan or any other plans for the benefit of employees. In connection with the Rights Agreement, the Board of Directors designated 900,000 shares of preferred stock as a new series of Junior Participating Cumulative Preferred Stock. For a summary of the rights and preferences of this series, see "-- Certain Provisions Relating to Changes in Control -- Stockholder Rights Plan". It is not possible to state the actual effect of the authorization and issuance of one or more other series of preferred stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of a series of preferred stock. See "-- Certain Provisions Relating to Changes in
Control -- Certain Effects of Authorized but Unissued Stock".

TRANSFER AGENT AND REGISTRAR

     Citibank, N.A. serves as transfer agent and registrar for the Common Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the Delaware General Corporation Law ("Section 203") prohibits certain persons ("interested stockholders") from engaging in a "business combination" with a Delaware corporation for three years following the date such persons become interested stockholders. Interested stockholders generally include (i) persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation and (ii) persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which such a person's status as an interested stockholder is determined. Subject to certain exceptions, a "business combination" includes, among other things (i) mergers or consolidations, (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, (iii) transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder or (v) any receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 does not apply to a business combination if (i) before a person becomes an interested stockholder, the board of directors of the corporation approves the transaction in which the interested stockholder became an interested stockholder or approves the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares) or (iii) following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

     The Restated Certificate of Incorporation, Amended By-Laws and Stockholder Rights Plan contain several provisions that may make the acquisition of control of the Company by means of tender offer, open market purchases, a proxy contest or otherwise more difficult if not approved by the Board of Directors. A summary of those provisions is set forth below. In addition, certain events relating to a change of control of the Company or American Standard Inc. will constitute an event of default under the 1995 Credit Agreement, and/or will entitle holders of certain of American Standard Inc.'s debt securities to require American Standard Inc. to repurchase such securities, which may indirectly make more difficult the acquisition of control of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 10 of Notes to Consolidated Financial Statements.

     CLASSIFIED BOARD OF DIRECTORS. The Restated Certificate of Incorporation divides the Board of Directors into three classes. Each class will be nearly equal in number as possible. At each annual meeting of stockholders, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term. American Standard believes that a classified Board of Directors will help assure the continuity and stability of the Board of Directors and the Company's business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of the Company, incumbent directors will retain their positions. In addition, the classified board provision will help insure that the Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of the Company, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders. With a classified board, directors may only be removed for cause, except as provided in the Restated Certificate of Incorporation. The Restated Certificate of Incorporation provides that so long as ASI Partners, together with its Affiliates, owns at least 35% of the outstanding shares of Common Stock, directors may be removed by the requisite vote of stockholders with or without cause. Pursuant to the Amended Stockholders Agreement, so long as ASI Partners, together with its Affiliates (as defined), owns at least 10% of the outstanding shares of Common Stock, ASI Partners will have the right, exercisable at any time, to designate a certain number of nominees for election to the Board of Directors. To exercise that right, ASI Partners may call a special meeting of stockholders or request that the stockholders act by written consent to vote on the election of director nominees ASI Partners is entitled to designate in accordance with such right and the removal of directors designated by ASI Partners, in which case the Company would prepare the requisite proxy statement or information statement for the Company's stockholders. The Amended By-Laws provide that vacant directorships (to the extent not filled by stockholders as described above) may be filled by the remaining directors, provided that, so long as ASI Partners, together with its Affiliates, owns at least 10% of the outstanding shares of Common Stock, ASI Partners will have the exclusive right to designate for nomination for election by such remaining directors an individual to fill any vacancy created by removal, death or resignation of a director designated for nomination by ASI Partners pursuant to the Amended Stockholders Agreement and directors not affiliated with ASI Partners shall have the exclusive right to designate for nomination for election by such remaining directors an individual to fill any vacancy created by removal or death or resignation of a director designated for election by such non-affiliated directors pursuant to the Amended Stockholders Agreement.

     NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The Restated Certificate of Incorporation prohibits stockholders from taking action by written consent in lieu of an annual or special meeting, and thus stockholders will only be able to take action at an annual or special meeting called in accordance with the Amended By-Laws, except that so long as ASI Partners, together with its Affiliates, owns at least 10% of the outstanding shares of Common Stock, stockholder action may be taken by written consent in order to vote on director nominees designated by ASI Partners pursuant to the Amended Stockholders Agreement or the removal of directors designated by ASI Partners. The Amended By-Laws provide that special meetings of stockholders may only be called by (i) the Chief Executive Officer or (ii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors or (iii) for purposes of voting on director nominees designated by ASI Partners pursuant to the Amended Stockholders Agreement or the removal of directors designated by ASI Partners, ASI Partners, so long as ASI Partners, together with its Affiliates, owns at least 10% of the outstanding shares of Common Stock. Special meetings will not be able to be called by the stockholders (except by ASI Partners as provided above).

     ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Amended By-Laws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of the Company no later than 50 days prior to such annual meeting (or if less than 50 days' notice of a meeting of stockholders is given, stockholder proposals and nominations must be delivered to the Secretary of the Company no later than the close of business on the seventh day following the day notice was mailed). Stockholder proposals and nominations for the election of directors at a special meeting must be in writing and received by the Secretary of the Company no later than the close of business on the tenth day following the day on which notice of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The Amended By-Laws provide that the foregoing advance notice requirements applicable to stockholder proposals and nominations for, and the election of, directors, will not apply to ASI Partners so long as ASI Partners, together with its Affiliates, owns at least 10% of the outstanding shares of Common Stock. The form of written notice of stockholder nominations must set forth certain information with respect to each nominee who is not an incumbent director.

     CERTAIN VOTING REQUIREMENTS. A 65% vote is required to amend or repeal certain provisions of the Amended By-Laws and to amend or repeal certain provisions of the Restated Certificate of Incorporation, including those: authorizing directors to issue rights (such as the Rights referred to below); relating to directors and to the nomination and election of directors; limiting the liability and authorizing the indemnification of directors; permitting directors to take into account not only the interests of stockholders but also certain other interests; requiring action by stockholders to be taken at a meeting of stockholders and not by written consent; and dealing with amendments to the Restated Certificate of Incorporation.

     ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES. The Restated Certificate of Incorporation provides the Company's directors will not be liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable: for breaches of their duty of loyalty to the Company or its stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; under Section 174 of the Delaware General Corporation Law; and for transactions from which a director derives improper personal benefit. In addition, the Company will enter into indemnification agreements with its directors which provide indemnification to the fullest extent permitted by the Delaware General Corporation Law. The Restated Certificate of Incorporation also provides that a director, in determining what he reasonably believes to be the best interests of American Standard, shall consider the interests of the stockholders and, in his or her discretion, may consider any of the following: the interests of American Standard's employees, suppliers, creditors and customers; the state of the U.S. and global economy; community and societal interests; and the long-term as well as the short-term interests of the Company and its stockholders, including the possibility that these interests may be best served by the continued independence of the Company.

     CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK. After consummation of the IPO, the Company had authorized approximately 116.2 million unissued and unreserved shares of Common Stock and 2.0 million unissued shares of preferred stock. Of the unissued shares of preferred stock, 900,000 shares were designated by the Board of Directors as Junior Cumulative Participating Preferred Stock. See "-- Certain Provisions Relating to Changes in Control -- Stockholder Rights Plan". The unissued and unreserved shares of Common Stock and of preferred stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and for facilitating corporate acquisitions. The Amended Stockholders Agreement provides that so long as ASI Partners, together with its Affiliates, owns at least 35% of the outstanding shares of Common Stock, the Company will not issue any such shares of Common Stock or preferred stock without ASI Partners' prior written consent, except in connection with the Rights Agreement or pursuant to the ESOP, the Stock Plan and other employee benefit plans. The Company may issue additional Common Stock to the ESOP over the next several years. See "Principal and Selling
Stockholders -- Shares Eligible for Future Sale". Except pursuant to the ESOP, the Stock Plan, and other employee benefit plans, the Company does not currently have any plans to issue additional shares of Common Stock or preferred stock. One of the effects of issued and unreserved shares of capital stock may be to enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of its management. If, for example, the Board of Directors were to determine that a takeover proposal was not in American Standard's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private transactions or other transactions that might prevent or render more difficult or costly the completion of the takeover transactions by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

     STOCKHOLDER RIGHTS PLAN. On January 4, 1995 the Board of Directors declared a dividend distribution of one right ("Right") for each outstanding share of Common Stock outstanding on January 4, 1995 (the "Record Date"). As a result, each outstanding share of Common Stock, including the Shares sold in the Offerings, and shares of Common Stock thereafter issued during the term of the Rights Agreement, has or will have associated with it one Right. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Junior Participating Cumulative Preferred Stock, par value $.01 per share (the "Participating Preferred Stock"), at a price of $100 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment.

     Until the earlier to occur of (a) ten business days following the time (the "Stock Acquisition Time") of a public announcement by the Company that a person or group of affiliated or associated persons (other than (i) ASI Partners or any of its affiliates or their immediate transferees (provided that any such transferee holding 15% or more of the outstanding Common Stock does not acquire any additional shares of Common Stock except from ASI Partners or any of its affiliates), (ii) any employee benefit plan of the Company, including the ESOP or (iii) directors, officers and employees of American Standard as a group) has acquired beneficial ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock (such 15% beneficial owner, an "Acquiring Person"), or (b) ten business days, or such later date as may be determined by the Board of Directors, after the date of the commencement or announcement by a person of an intention to make a tender offer or exchange offer for an amount of Common Stock which, together with the shares of such stock already owned by such person, constitutes 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates representing the Common Stock. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on January 5, 2005, unless earlier redeemed by the Company as described below.

     The Purchase Price payable, and the number of shares of Participating Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to customary anti-dilution protections.

     In the event that after the Stock Acquisition Time the Company is acquired in a merger or other business combination transaction or 50% or more of its assets, cash flow or earning power are sold or otherwise transferred, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, the number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) of two times the exercise price of the Right. In the event that the Company were the surviving corporation of a merger and its Common Stock were changed or exchanged, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares of common stock of the other party to the transaction having a market value of two times the exercise price of the Right.

     In the event that a person or group becomes an Acquiring Person (otherwise than pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms which are determined to be fair and in the best interests of the Company and its stockholders by a majority of the members of the Board of Directors who are not Acquiring Persons or representatives or nominees of or affiliated or associated with an Acquiring Person and who either were members of the Board of Directors prior to the Stock Acquisition Time or subsequently became a member and whose election thereto was approved by a majority of the directors who were not Acquiring Persons or representatives or nominees of or affiliated or associated with an Acquiring Person ("Continuing Directors")), proper provision shall be made so that each holder of a Right (other than Rights that are beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value (as defined in the Rights Agreement) of two times the exercise price of the Right. A person or group will not be an Acquiring Person if the Board of Directors determines that such person or group became an Acquiring Person inadvertently and such person or group promptly divests itself of a sufficient number of shares of Common Stock so that such person or group is no longer an Acquiring Person.

     At any time prior to the earlier of (i) ten business days after the Stock Acquisition Time and (ii) January 5, 2005, the Company, by resolution of the Board of Directors, may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). If such resolution is adopted following the Stock Acquisition Time, it will be effective only with the concurrence of a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the members of the Board of Directors then in office. The Company may, by resolution of the Board of Directors at any time prior to the Stock Acquisition Time, extend the time in which the Rights may be redeemed. Immediately upon the action of the Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after a person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the outstanding Common Stock, the Board of Directors (with the concurrence of a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the members of the Board of Directors) may exchange the Rights (other than Rights beneficially owned by such Acquiring Person, which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     Each share of Participating Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential dividend of $100 per year, but will be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on a share of Common Stock. In the event of liquidation, dissolution or winding-up of the Company, the holders of the shares of Participating Preferred Stock will be entitled to receive a minimum liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment to be made per share of Common Stock. Each share of Participating Preferred Stock will have 100 votes, voting together with the shares of Common Stock. In addition, if dividends on the Participating Preferred Stock are in arrears for four consecutive quarterly payment periods, the holders of the Participating Preferred Stock will have the right, voting as a class, to elect two members of the Board of Directors. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Participating Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Participating Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidations, are protected by anti-dilution provisions.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights and the Rights Agreement can be amended by the Board of Directors in any respect (including, without limitation, any extension of the period in which the Rights may be redeemed) at any time prior to the Stock Acquisition Time. From and after such time, without the approval of all holders of the Common Stock or all holders of the Rights, the Board of Directors, by a majority of the Continuing Directors, provided that the Continuing Directors constitute a majority of the Board, may only supplement or amend the Rights Agreement in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision in the Rights Agreement (iii) to shorten or lengthen any time period under the Rights Agreement or (iv) to make any changes or supplements which the Company and the Rights Agent may deem necessary or desirable which shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate thereof).

                                  UNDERWRITING

     Subject to the terms and conditions of the U.S. Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., CS First Boston Corporation, Morgan Stanley & Co. Incorporated, Smith Barney Inc. and S.G.Warburg & Co. Inc. are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                         NUMBER OF
                                                                         SHARES OF
                              U.S. UNDERWRITERS                         COMMON STOCK
        --------------------------------------------------------------  ------------
        Goldman, Sachs & Co...........................................
        CS First Boston Corporation...................................
        Morgan Stanley & Co. Incorporated.............................
        Smith Barney Inc..............................................
        S.G.Warburg & Co. Inc.........................................
                                                                          ---------
                       Total..........................................   12,250,000
                                                                          =========

     Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the Shares, if any are taken.

     The U.S. Underwriters propose to offer the Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a
concession of $          per share. The U.S. Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain brokers and dealers. After the Shares are released for sale to the public, the initial public offering price and other selling terms may from time to time be varied by the representatives.


     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 5,250,000 Shares in an international offering outside the United States. The initial public offering price and aggregate underwriting discount per share for the two Offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, CS First Boston Limited, Morgan Stanley & Co. International Limited, SBC Warburg, a division of Swiss Bank Corporation, and Smith Barney Inc.


     An affiliate of Smith Barney Inc. and an affiliate of CS First Boston Corporation own indirect equity interests in ASI Partners which, after giving effect to the Offerings, will own in excess of 10% of the outstanding Common Stock of the Company. Accordingly, the provisions of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. apply to the Offerings, and the initial price to public can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Schedule E. Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The representatives of the Underwriters have informed the Selling Stockholders that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority except in accordance with Schedule E. In addition, an affiliate of Smith Barney Inc., affiliates of CS First Boston Corporation and an affiliate of Swiss Bank Corporation are investors in investment funds sponsored by Kelso, which funds are not investors in the Company.

     Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the Shares offered hereby and other shares of Common Stock, directly or indirectly, only in the United States of America (including the 50 States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     ASI Partners has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,837,500 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount, as set forth in this Prospectus. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of shares. The U.S. Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares. ASI Partners has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 787,500 additional shares of Common Stock, solely to cover over-allotments, at the initial public offering price less the underwriting discount, as set forth on the cover page of this Prospectus.


     The Company, the Selling Stockholders and certain management stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters, except for the shares of Common Stock offered in connection with the Offerings and shares of Common Stock issued to the ESOP or consistent with the provisions of the Stock Plan. The foregoing agreements are subject to certain exceptions. In addition,
an aggregate of approximately           shares of Common Stock are expected to
be distributed by ASI Partners to certain of its limited partners in lieu of cash in conjunction with the Offerings. The recipients of such distributions have agreed with ASI Partners and the Underwriters not to offer, sell or otherwise dispose of such shares of Common Stock prior to September 30, 1996 without the prior written consent of ASI Partners and Goldman, Sachs & Co. Such consent may be provided without prior notice to holders of the Common Stock or to the markets where such securities are traded. See "Principal and Selling Stockholders -- Shares Eligible for Future Sale".


     The Common Stock is traded on the New York Stock Exchange.

     The representatives of the Underwriters have in the past provided and may continue to provide investment banking services to the Company and Kelso.

     The Company, American Standard Inc. and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Debevoise & Plimpton, New York, New York. Debevoise & Plimpton also acts and may hereafter act as counsel to Kelso and its affiliates, including ASI Partners. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994 appearing in this Prospectus and the Registration Statement and the consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein or included herein or incorporated herein by reference, and have been so included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     Certain information with respect to German tax matters has been included herein in reliance upon the authority of Meilicke & Partner as experts in German tax matters.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements:

     Responsibility for Financial Statements.........................................   F-2

     Report of Independent Auditors..................................................   F-3

     Consolidated Statement of Operations
       for the three years ended December 31, 1994...................................   F-4

     Consolidated Balance Sheets
       as of December 31, 1993 and 1994..............................................   F-5

     Consolidated Statement of Cash Flows
       for the three years ended December 31, 1994...................................   F-6

     Consolidated Statement of Stockholders' Equity
       (Deficit) for the three years ended December 31, 1994.........................   F-7

     Notes to Consolidated Financial Statements......................................   F-8

     Segment Data....................................................................   F-24

     Quarterly Data..................................................................   F-26
Unaudited Interim Financial Statements:

     Consolidated Summary Statement of Operations for the six months ended
       June 30, 1994 and 1995........................................................   F-27

     Consolidated Summary Balance Sheet as of June 30, 1995..........................   F-28

     Consolidated Summary Statement of Cash Flows for the six months ended
       June 30, 1994 and 1995........................................................   F-29

     Notes to Consolidated Summary Financial Statements..............................   F-30

                    RESPONSIBILITY FOR FINANCIAL STATEMENTS

     The accompanying consolidated balance sheets at December 31, 1993 and 1994, and related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1992, 1993 and 1994, have been prepared in conformity with generally accepted accounting principles, and the Company believes the statements set forth a fair presentation of financial condition and results of operations. The Company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgment. Reporting on the financial affairs of the Company is the responsibility of its principal officers, subject to audit by independent auditors, who are engaged to express an opinion on the Company's financial statements. The Board of Directors has an Audit Committee of non-employee Directors which meets periodically with the Company's financial officers, internal auditors, and the independent auditors and monitors the accounting affairs of the Company.

AMERICAN STANDARD COMPANIES INC.
(formerly ASI Holding Corporation)

New York, New York
February 16, 1995

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
American Standard Companies Inc.

     We have audited the accompanying consolidated balance sheets of American Standard Companies Inc. (formerly ASI Holding Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Standard Companies Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                Ernst & Young LLP

New York, New York
February 16, 1995

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                             YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                        1992           1993           1994
                                                     ----------     ----------     ----------
Sales..............................................  $3,791,929     $3,830,462     $4,457,465
                                                     ----------     ----------     ----------
Cost and expenses:
  Cost of sales....................................   2,852,230      2,902,562      3,377,271
  Selling and administrative expenses..............     678,742        692,229        778,550
  Other expense....................................      24,672         38,281         57,381
  Interest expense.................................     288,851        277,860        259,437
                                                     ----------     ----------     ----------
                                                      3,844,495      3,910,932      4,472,639
                                                     ----------     ----------     ----------
Loss before income taxes and extraordinary item....     (52,566)       (80,470)       (15,174)
Income taxes.......................................       4,672         36,165         62,512
                                                     ----------     ----------     ----------
Loss before extraordinary item.....................     (57,238)      (116,635)       (77,686)
Extraordinary loss on retirement of debt (Note
  10)..............................................          --        (91,932)        (8,735)
                                                     ----------     ----------     ----------
Net loss...........................................     (57,238)      (208,567)       (86,421)
Preferred dividend.................................     (15,707)        (8,624)            --
                                                     ----------     ----------     ----------
Net loss applicable to common shares...............  $  (72,945)    $ (217,191)    $  (86,421)
                                                     ==========     ==========     ==========
Per common share:
  Loss before extraordinary item...................  $    (1.24)    $    (2.11)    $    (1.29)
  Extraordinary loss on retirement of debt.........          --          (1.55)          (.15)
                                                     ----------     ----------     ----------
Net loss...........................................  $    (1.24)    $    (3.66)    $    (1.44)
                                                     ==========     ==========     ==========
Average number of outstanding common shares........  58,636,118     59,313,073     59,933,435
                                                     ==========     ==========     ==========

                See notes to consolidated financial statements.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

                          CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                     ASSETS

                                                                         AT DECEMBER 31,
                                                                    -------------------------
                                                                       1993           1994
                                                                    ----------     ----------
Current assets
  Cash and cash equivalents.......................................  $   53,237     $   92,749
  Accounts receivable, less allowance for doubtful
     accounts -- 1993, $15,666; 1994, $19,569.....................     507,322        595,239
  Inventories.....................................................     325,819        323,220
  Future income tax benefits......................................      24,562         22,379
  Other current assets............................................      30,743         30,956
                                                                    ----------     ----------
          Total current assets....................................     941,683      1,064,543
Facilities, at cost net of accumulated depreciation...............     820,523        812,684
Other assets
  Goodwill, net of accumulated amortization  1993, $169,879; 1994,
     $208,973.....................................................   1,025,774      1,053,042
  Debt issuance costs, net of accumulated amortization -- 1993,
     $9,670; 1994, $23,928........................................      78,102         64,095
  Other...........................................................     120,997        161,754
                                                                    ----------     ----------
                                                                    $2,987,079     $3,156,118
                                                                    ==========     ==========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Loans payable to banks...........................................  $   38,036    $   70,271
  Current maturities of long-term debt.............................     105,939       141,640
  Accounts payable.................................................     307,326       350,489
  Accrued payrolls.................................................      99,758       140,297
  Other accrued liabilities........................................     263,322       329,174
  Taxes on income..................................................      47,003        46,822
                                                                     ----------    ----------
          Total current liabilities................................     861,384     1,078,693
Long-term debt.....................................................   2,191,737     2,152,291
Other long-term liabilities
  Reserve for postretirement benefits..............................     387,038       437,708
  Deferred tax liabilities.........................................      45,625        37,650
  Other............................................................     224,108       247,405
                                                                     ----------    ----------
          Total liabilities........................................   3,709,892     3,953,747
Commitments and contingencies
Stockholders' deficit
  Preferred stock $.01 par value, 2,000,000 shares authorized;
     none issued and outstanding...................................          --            --
  Common stock, $.01 par value, 200,000,000 shares authorized;
     61,424,123 shares issued and outstanding in 1993; 60,932,457
     in 1994.......................................................         614           609
  Capital surplus..................................................     188,369       194,236
  Subscriptions receivable.........................................      (2,588)       (1,640)
  ESOP shares......................................................      (4,331)           --
  Accumulated deficit..............................................    (750,003)     (836,424)
  Foreign currency translation effects.............................    (149,220)     (151,721)
  Minimum pension liability adjustment.............................      (5,654)       (2,689)
                                                                     ----------    ----------
          Total stockholders' deficit..............................    (722,813)     (797,629)
                                                                     ----------    ----------
                                                                     $2,987,079    $3,156,118
                                                                     ==========    ==========

                See notes to consolidated financial statements.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                              YEAR ENDED DECEMBER 31,
                                                       -------------------------------------
                                                         1992          1993          1994
                                                       ---------     ---------     ---------
Cash provided (used) by:
Operating activities:
  Loss before extraordinary item.....................  $ (57,238)    $(116,635)    $ (77,686)
  Depreciation (including asset loss provision in
     1994)...........................................    111,643       106,041       122,944
  Amortization of goodwill...........................     33,064        30,807        31,472
  Non-cash interest..................................     65,527        65,031        53,288
  Non-cash stock compensation........................     23,076        25,679        28,479
  Amortization of debt issuance costs................      5,983        11,461        14,549
  Loss (gain) on sale of fixed assets................       (660)        2,963         1,259
  Changes in assets and liabilities:
     Accounts receivable.............................    (20,081)      (48,680)      (69,991)
     Inventories.....................................     44,163        47,321        13,092
     Accounts payable and accrued payrolls...........     (8,308)       40,124        63,413
     Postretirement benefits.........................     22,074        22,687        21,290
     Income taxes....................................    (48,974)       (4,232)       (3,927)
     Other long-term liabilities.....................      3,805        13,271        32,795
     Other, net......................................       (428)        5,003        25,609
                                                       ---------     ---------     ---------
Net cash provided by operating activities............    173,646       200,841       256,586
                                                       ---------     ---------     ---------
Investing activities:
  Purchases of property, plant and equipment.........    (87,409)      (90,474)     (105,741)
  Investments in affiliated companies................    (20,608)       (7,556)      (23,971)
  Proceeds from disposals of property, plant and
     equipment.......................................     11,133         4,003        14,783
  Other..............................................     10,703         4,514        (2,071)
                                                       ---------     ---------     ---------
Net cash used by investing activities................    (86,181)      (89,513)     (117,000)
                                                       ---------     ---------     ---------
Financing activities:
  Proceeds from issuance of long-term debt...........    394,159     1,405,557       336,160
  Repayment of long-term debt, including redemption
     premiums........................................   (490,059)    (1,427,989)    (439,762)
  Net change in revolving credit facility............         --         7,000        30,816
  Net change in other short-term debt................     41,675       (61,600)      (10,044)
  Common stock repurchases...........................    (10,950)      (12,194)      (16,927)
  Other financing costs..............................     (9,897)      (76,762)       (2,441)
                                                       ---------     ---------     ---------
Net cash used by financing activities................    (75,072)     (165,988)     (102,198)
                                                       ---------     ---------     ---------
Effect of exchange rate changes on cash and cash
  equivalents........................................     (6,234)       (3,652)        2,124
                                                       ---------     ---------     ---------
Net increase (decrease) in cash and cash
  equivalents........................................      6,159       (58,312)       39,512
Cash and cash equivalents at beginning of period.....    105,390       111,549        53,237
                                                       ---------     ---------     ---------
Cash and cash equivalents at end of period...........  $ 111,549     $  53,237     $  92,749
                                                       =========     =========     =========

                See notes to consolidated financial statements.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                             (DOLLARS IN THOUSANDS)

                                                                                                             FOREIGN
                                                                                                            CURRENCY
                                              COMMON   CAPITAL    SUBSCRIPTIONS     ESOP     ACCUMULATED   TRANSLATION
                                              STOCK    SURPLUS     RECEIVABLE      SHARES      DEFICIT       EFFECTS
                                              ------   --------   -------------   --------   -----------   -----------
Balance at December 31, 1991................   $628    $203,288      $(3,969)     $(15,039)   $(484,198)    $  (50,696)
  Net loss..................................     --          --           --            --      (57,238)            --
  Common stock repurchased..................     (9)    (13,121)          --            --           --             --
  Common stock issued.......................      2       3,103           --            --           --             --
  Payments on subscriptions.................     --          --          653            --           --             --
  ESOP shares allocated to employees........     --      14,416           --         5,512           --             --
  Stock dividend on exchangeable preferred
    stock...................................     --     (15,707)          --            --           --             --
  Foreign currency translation..............     --          --           --            --           --        (36,176)
                                               ----    --------     --------      --------    ---------     ----------
Balance at December 31, 1992................    621     191,979       (3,316)       (9,527)    (541,436)       (86,872)
  Net loss..................................     --          --           --            --     (208,567)            --
  Common stock repurchased..................    (10)    (16,662)          --            --           --             --
  Common stock issued.......................      3       4,582           --            --           --             --
  Payments on subscriptions.................     --          --          728            --           --             --
  ESOP shares allocated to employees........     --      17,094           --         5,196           --             --
  Stock dividend on exchangeable preferred
    stock...................................     --      (8,624)          --            --           --             --
  Foreign currency translation..............     --          --           --            --           --        (62,348)
                                               ----    --------     --------      --------    ---------     ----------
Balance at December 31, 1993................    614     188,369       (2,588)       (4,331)    (750,003)      (149,220)
  Net loss..................................     --          --           --            --      (86,421)            --
  Common stock repurchased..................     (7)    (13,244)          --            --           --             --
  Common stock issued.......................      2       3,974           --            --           --             --
  Payments on subscriptions.................     --          --          948            --           --             --
  ESOP shares allocated to employees........     --      15,137           --         4,331           --             --
  Foreign currency translation..............     --          --           --            --           --         (2,501)
                                               ----    --------     --------      --------    ---------     ----------
Balance at December 31, 1994................   $609    $194,236      $(1,640)     $     --    $(836,424)    $ (151,721)
                                               ====    ========     ========      ========    =========     ==========

                See notes to consolidated financial statements.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF THE COMPANY

     American Standard Companies Inc. (the "Company") is a Delaware corporation that has as its only significant asset all the outstanding common stock of American Standard Inc., a Delaware corporation ("American Standard Inc."). Hereinafter, "American Standard" or "the Company" will refer to the Company, or to the Company and American Standard Inc., including its subsidiaries, as the context requires. The Company was formed in 1988 by Kelso & Company, L.P. ("Kelso") to effect the acquisition (the "Acquisition") of American Standard Inc. For financial statement purposes the Acquisition has been accounted for under the purchase method. The Company changed its name from ASI Holding Corporation to American Standard Companies Inc. in November 1994. In the first quarter of 1995 the Company completed an initial public offering of shares of its common stock (see Note 2).

NOTE 2.  CAPITAL STOCK AND INITIAL PUBLIC STOCK OFFERING

     In the first quarter of 1995 American Standard Companies Inc. sold 15,112,300 shares of its common stock at $20 per share in an initial public offering (the "IPO"), which yielded net proceeds of approximately $281 million (including proceeds from the exercised portion of the underwriters' over-allotment option and after deducting underwriting discounts and expenses) which were used to reduce indebtedness. The IPO and an amended bank credit agreement were both part of a major refinancing completed in the first quarter of 1995 (see Note 10). Had the IPO and the amended bank credit agreement been completed as of January 1, 1994, interest expense in 1994 would have been reduced by approximately $50 million and the loss before extraordinary item would have been approximately $27 million ($.36 per common share).

     In December 1994 the Company adopted an Amended and Restated Stockholders Agreement and in January 1995 adopted a Restated Certificate of Incorporation, Amended By-laws and a Stockholder Rights Agreement. The Restated Certificate of Incorporation authorizes the Company to issue up to 200,000,000 shares of common stock, par value $.01 per share and 2,000,000 shares of preferred stock, par value $.01 per share of which the Board of Directors designated 900,000 shares as a new series of Junior Participating Cumulative Preferred Stock. After giving effect to the IPO and to a 2.5 to 1 split of the common stock effected in December 1994, approximately 76,000,000 shares of common stock were issued and outstanding. Each outstanding share of common stock has associated with it one right to purchase a specified amount of Junior Participating Cumulative Preferred Stock at a stipulated price in certain circumstances relating to changes in the ownership of the common stock of the Company. After the Offering, Kelso ASI Partners, L.P. ("ASI Partners") an affiliate of Kelso, owned approximately 59% of the outstanding common stock of the Company and retains the right to elect a majority of the directors of the Company and thereby to determine the Company's corporate policies, the persons constituting its management and the outcome of corporate actions requiring stockholder approval. The Amended and Restated Stockholders Agreement provides that Kelso may designate as nominees for election a majority of the Company's Board of Directors for so long as ASI Partners continues to own at least 35% of the outstanding common stock.

NOTE 3.  ACCOUNTING POLICIES

  Consolidation

     The financial statements include on a consolidated basis the results of all majority-owned subsidiaries. All material intercompany transactions are eliminated. Investments in affiliated companies are included at cost plus the Company's equity in their net results.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Foreign Currency Translation

     Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar are translated at year-end rates of exchange, and the income statements are translated at the average rates of exchange for the period. Gains or losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated.

     Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in net income except for those resulting from transactions which hedge a net foreign currency exposure or long-term intercompany transactions of an investment nature. For operations in countries that have hyper-inflationary economies, net income includes gains and losses from translating assets and liabilities at year-end rates of exchange, except for inventories and facilities, which are translated at historical rates.

     The losses from foreign currency transactions and translation losses in countries with hyper-inflationary economies reflected in expense were $9.9 million in 1994, $21.9 million in 1993, and $19.3 million in 1992.

     The allocation of purchase costs increased the net asset exposure of foreign operations; however, since 1988 the effects of exchange volatility have been ameliorated by the fact that a portion of the Company's borrowings has been denominated in foreign currencies.

  Revenue Recognition

     Sales are recorded when shipment to a customer occurs.

  Cash Equivalents

     Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

  Inventories

     Inventory costs are determined by the use of the last-in, first-out (LIFO) method on a worldwide basis, and inventories are stated at the lower of such cost or realizable value.

  Facilities

     The Company capitalizes costs, including interest during construction, of fixed asset additions, improvements, and betterments that add to productive capacity or extend the asset life. Maintenance and repair expenditures are charged against income. Significant investment grants are amortized into income over the period of benefit.

  Goodwill

     Goodwill is being amortized over 40 years. The carrying value of goodwill for each business is reviewed if the facts and circumstances, such as significant declines in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If any impairment is indicated as a result of such reviews, the Company would measure it using techniques such as comparing the undiscounted cash flow of the business to its book value including goodwill or by obtaining appraisals of the related business. To date no indications of impairment have arisen as to any material portion of goodwill.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Debt Issuance Costs

     The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt.

  Warranties

     The Company provides for estimated warranty costs at the time of sale. Warranty obligations beyond one year are included in other long-term liabilities. Revenues from the sales of extended warranty contracts are deferred and amortized on a straight-line basis over the terms of the contracts.

  Postretirement Benefits

     Postretirement benefits are provided for substantially all employees of the Company, both in the United States and abroad. In the United States the Company also provides various postretirement health care and life insurance benefits for certain of its employees. Such benefits are accounted for on an accrual basis using actuarial assumptions, where appropriate.

  Depreciation

     Depreciation and amortization are computed on the straight-line method based on the estimated useful life of the asset or asset group.

  Research and Development Expenses

     Research and development costs are expensed as incurred except for costs incurred (after technological feasibility is established) for computer software products expected to be sold. The Company expended approximately $118 million in 1994, $110 million in 1993, and $110 million in 1992 for research activities and product development and for product engineering. Expenditures for research and product development only were $39 million, $43 million, and $40 million in the respective years. Computer software product development costs capitalized amounted to $2 million in each of 1994 and 1993.

  Income Taxes

     The Company recognizes deferred tax assets for the tax effects of items that will be deducted for tax purposes in later years together with the tax effects of income items included in current reporting for tax purposes but in later years for financial statement purposes along with the effects of certain tax attributes such as net operating losses.

     The Company provides for United States income taxes and foreign withholding taxes on foreign earnings expected to be repatriated. Deferred tax liabilities are provided on the excess of the financial statement basis over the tax basis of certain assets, primarily for inventories and fixed assets, including fair value adjustments resulting from purchase accounting in connection with the Acquisition; fixed assets due to accelerated depreciation deductions for tax purposes; and non-permanent investments in certain foreign subsidiaries.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Earnings Per Share

     Earnings per share have been computed using the weighted average number of common shares outstanding. All share amounts and earnings per share data have been adjusted to reflect the 2.5 to 1 stock split effected in December 1994.

  Financial Instruments with Off-Balance-Sheet Risk

     The Company from time to time enters into agreements in the management of foreign currency and interest rate exposures. Gains and losses from underlying rate changes are included in income unless the contract hedges a net investment in a foreign entity, a firm commitment, or related debt instrument in which case gains and losses are deferred as a component of foreign currency translation effects in stockholders' equity or included as a component of the transaction.

NOTE 4.  STOCK INCENTIVE PLAN

     In January 1995 the Company established the Stock Incentive Plan (the "Stock Plan") under which awards may be granted to officers and other key executives and employees in the form of stock options, stock appreciation rights, restricted stock, or restricted units. The maximum number of shares or units that may be issued under the Stock Plan is 10% of the number of shares of common stock issued and outstanding as of the completion of the IPO in the first quarter of 1995, or approximately 7,600,000 shares. Stock options to purchase 4,998,000 shares at the initial public offering price of $20 per share were awarded to approximately 900 employees in the first quarter of 1995. The awards vest ratably over three years and are exercisable over a period of ten years.

NOTE 5.  OTHER EXPENSE

     Other income (expense) was as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                             ----------------------------
                                                              1992       1993       1994
                                                             ------     ------     ------
                                                                (DOLLARS IN MILLIONS)
    Interest income........................................  $  8.7     $  8.5     $  8.2
    Royalties..............................................     3.8        2.6        3.5
    Equity in net income (loss) of affiliated companies....     4.9       (0.1)       4.0
    Minority interest......................................    (9.8)     (14.0)     (13.3)
    Accretion expense......................................   (29.8)     (30.5)     (26.1)
    Other, net(a)..........................................    (2.5)      (4.8)     (33.7)
                                                             ------     ------     ------
                                                             $(24.7)    $(38.3)    $(57.4)
                                                             ======     ======     ======

- ---------------
(a) The 1994 amount includes a one-time special charge of $20 million incurred in connection with the amendment of certain agreements in anticipation of the initial public offering.

NOTE 6.  POSTRETIREMENT BENEFITS

     The Company sponsors postretirement benefit plans covering substantially all employees, including an Employee Stock Ownership Plan (the "ESOP") for the Company's U.S. salaried employees and certain U.S. hourly employees. In 1988 in conjunction with the Acquisition the ESOP purchased 12,500,000 shares of common stock of the Company. The ESOP is an individual account, defined contribution plan. Through December 31, 1994, the valuation of the ESOP shares has been

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

determined by independent appraisals. By December 31, 1994, all of the common stock initially acquired by the ESOP was allocated to the accounts of eligible employees (primarily through basic allocations of 3% of covered compensation and a matching Company contribution of up to 6% of covered compensation invested in the Company's 401(k) savings plan by employees). The Company intends to fund the ESOP in future years through contributions of cash or shares of the Company's common stock.

     Benefits under defined benefit pension plans on a worldwide basis are generally based on years of service and employees' compensation during the last years of employment. In the United States the Company also provides various postretirement health care and life insurance benefits for certain of its employees. Funding decisions are based upon the tax and statutory considerations in each country. Accretion expense is the implicit interest cost associated with amounts accrued and not funded and is included in "other expense". At December 31, 1994, funded plan assets related to pensions were held primarily in fixed income and equity funds. Postretirement health and life insurance benefits are not prefunded.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's postretirement plans' funded status and amounts recognized in the balance sheet at December 31, 1993 and 1994 were:

                                           1993                                    1994
                           -------------------------------------   -------------------------------------
                            ASSETS IN    ACCUMULATED                ASSETS IN    ACCUMULATED
                            EXCESS OF      BENEFIT      HEALTH      EXCESS OF      BENEFIT      HEALTH
                           ACCUMULATED   OBLIGATIONS   AND LIFE    ACCUMULATED   OBLIGATIONS   AND LIFE
                             BENEFIT      IN EXCESS    INSURANCE     BENEFIT      IN EXCESS    INSURANCE
                           OBLIGATIONS    OF ASSETS    BENEFITS    OBLIGATIONS    OF ASSETS    BENEFITS
                           -----------   -----------   ---------   -----------   -----------   ---------
                                                       (DOLLARS IN MILLIONS)
Actuarial present value
  of benefit obligations:
  Vested.................    $ 105.2       $ 511.1                   $ 106.8       $ 528.9
  Non-vested.............        4.5          30.4                       5.1          29.1
Accumulated benefit
  obligations............      109.7         541.5                     111.9         558.0
Additional amounts
  related to projected
  pay increases..........       12.1          46.0                      15.8          34.1
                           -----------   -----------               -----------   -----------
Total projected benefit
  obligations............      121.8         587.5      $ 175.4        127.7         592.1      $ 160.5
                           -----------   -----------   ---------   -----------   -----------   ---------
Assets and book reserves
  relating to such
  benefits:
  Market value of funded
     assets..............      166.9         303.8           --        160.5         271.4           --
  Reserve (asset) for
     postretirement
     benefits net of
     recognized
     overfunding.........      (36.8)        257.7        154.9        (37.6)        309.8        158.7
Additional minimum
  liability..............         --          19.0           --           --          15.5           --
                           -----------   -----------   ---------   -----------   -----------   ---------
                               130.1         580.5        154.9        122.9         596.7        158.7
                           -----------   -----------   ---------   -----------   -----------   ---------
Assets and book reserves
  in excess of (less
  than) projected benefit
  obligations............    $   8.3       $  (7.0)     $ (20.5)     $  (4.8)      $   4.6      $  (1.8)
                           ==========    ==========    ========    ==========    ==========    ========
Consisting of:
  Unrecognized prior
     services benefit
     (cost)..............    $  (6.6)      $   3.4      $  10.3      $  (8.0)      $    .7      $  10.7
  Unrecognized net gain
     (loss) from
     actuarial
     experience..........       14.9         (16.0)       (30.8)         3.2           1.2        (12.5)
  Pension liability
     adjustment to
     stockholders'
     deficit.............         --           5.6           --           --           2.7           --
                           -----------   -----------   ---------   -----------   -----------   ---------
                             $   8.3       $  (7.0)     $ (20.5)     $  (4.8)      $   4.6      $  (1.8)
                           ==========    ==========    ========    ==========    ==========    ========

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1994, the projected benefit obligation related to health and life insurance benefits for active employees was $58.7 million and for retirees was $101.8 million.

     For certain plans, the additional minimum liability recorded by the Company as part of its reserve for postretirement benefits was $15.5 million at December 31, 1994 ($19 million at December 31, 1993). The additional minimum liability is the excess of the accumulated benefit obligation over plan assets and accumulated benefit provisions. In connection with providing for the additional minimum liability, an intangible asset was recorded, to the extent of unrecognized prior service costs, which amounted to $12.8 million at December 31, 1994 ($13.4 million at December 31, 1993). The net charge in stockholders' deficit was $2.7 million at December 31, 1994 (reduced from $5.6 million at December 31, 1993).

     The projected benefit obligation for postretirement benefits was determined using the following assumptions:

                                                         1993                     1994
                                                ----------------------   ----------------------
                                                DOMESTIC     FOREIGN     DOMESTIC     FOREIGN
                                                --------   -----------   --------   -----------
Discount rate.................................   7.25%     4.50%-8.50%    8.25%     5.75%-9.25%
Long-term rate of inflation...................   2.80%     .50%-5.00%     2.80%     1.75%-5.25%
Merit and promotional increase................   1.70%        1.50%       1.70%        1.70%
Rate of return on plan assets.................   8.75%     6.25%-9.50%    8.50%     7.25%-8.35%

     The weighted-average annual assumed rate of increase in the health care cost trend rate is 9% for 1995 and is assumed to decrease gradually to 5% for 1999 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a change in the assumed rate of one percentage point for each future year would change the accumulated postretirement benefit obligation as of December 31, 1994, by $11 million and the annual postretirement cost by $1.4 million.

     Postretirement cost had the following components:

                                                               YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------------
                                                  1992                  1993                  1994
                                           -------------------   -------------------   -------------------
                                                      HEALTH &              HEALTH &              HEALTH &
                                                        LIFE                  LIFE                  LIFE
                                           PENSION      INS.     PENSION      INS.     PENSION      INS.
                                           BENEFITS   BENEFITS   BENEFITS   BENEFITS   BENEFITS   BENEFITS
                                           --------   --------   --------   --------   --------   --------
                                                                (DOLLARS IN MILLIONS)
Service cost-benefits earned during
  the period.............................   $ 21.7     $  3.0     $ 20.1     $  3.4     $ 23.6     $  3.8
Interest cost on the projected benefit
  obligation.............................     50.4       13.7       50.6       14.1       47.0       12.3
Less assumed return on plan assets:
  Actual loss (return) on plan assets....    (35.7)        --      (78.8)        --       13.0         --
  Excess (shortfall) deferred............     (2.6)        --       42.9         --      (49.5)        --
                                           --------   --------   --------   --------   --------   --------
                                             (38.3)        --      (35.9)        --      (36.5)        --
Other, including amortization of prior
  service cost...........................      1.6         --        2.7         .3        1.8         .2
                                           --------   --------   --------   --------   --------   --------
Defined benefit plan cost................   $ 35.4     $ 16.7     $ 37.5     $ 17.8     $ 35.9     $ 16.3
                                           =======    =======    =======    =======    =======    =======
Accretion expense reclassified to "other
  expense"...............................   $ 16.1     $ 13.7     $ 16.4     $ 14.1     $ 13.8     $ 12.3
                                           =======    =======    =======    =======    =======    =======

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Total postretirement costs were:

                                                                  YEAR ENDED DECEMBER 31,
                                                                 -------------------------
                                                                 1992      1993      1994
                                                                 -----     -----     -----
                                                                   (DOLLARS IN MILLIONS)
    Pension benefits.........................................    $35.4     $37.5     $35.9
    Health and life insurance benefits.......................     16.7      17.8      16.3
                                                                 -----     -----     -----
    Defined benefit plan cost................................     52.1      55.3      52.2
    Defined contribution plan cost(a)........................     20.4      22.4      24.7
                                                                 -----     -----     -----
    Total postretirement cost, including accretion expense...    $72.5     $77.7     $76.9
                                                                 =====     =====     =====

- ---------------
(a) Principally ESOP cost.

NOTE 7.  INCOME TAXES

     The Company's loss before income taxes and extraordinary item, and the applicable provision (benefit) for income taxes were:

                                                              YEAR ENDED DECEMBER 31,
                                                          -------------------------------
                                                           1992        1993        1994
                                                          -------     -------     -------
                                                               (DOLLARS IN MILLIONS)
    Income (loss) before income taxes and
      extraordinary item:
      Domestic........................................    $(170.1)    $(168.4)    $(157.0)
      Foreign.........................................      117.5        87.9       141.8
                                                          -------     -------     -------
              Pre-tax loss............................      (52.6)      (80.5)      (15.2)

    Provision (benefit) for income taxes:
      Current:
         Domestic.....................................        5.1        12.4        10.5
         Foreign......................................       63.0        43.0        57.7
                                                          -------     -------     -------
                                                             68.1        55.4        68.2
      Deferred:
         Domestic.....................................      (35.8)        1.1          .8
         Foreign......................................      (27.6)      (20.3)       (6.5)
                                                          -------     -------     -------
                                                            (63.4)      (19.2)       (5.7)
                                                          -------     -------     -------
              Total provision.........................    $   4.7     $  36.2     $  62.5
                                                          ========    ========    ========

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation between the actual income tax expense provided and the income tax benefit computed by applying the statutory federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 to the loss before income taxes and extraordinary item is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1992       1993      1994
                                                              ------     ------     -----
                                                                 (DOLLARS IN MILLIONS)
    Tax benefit at statutory rate...........................  $(17.9)    $(28.2)    $(5.3)
    Nondeductible goodwill charged to operations............    10.5       10.4      10.0
    Nondeductible ESOP allocations..........................     4.9        6.1       6.8
    Rate differences and withholding taxes related to
      foreign
      operations............................................     1.4       18.7      47.1
    Foreign exchange........................................    (6.3)      (7.0)     (4.3)
    State tax benefits......................................    (3.3)      (5.5)     (5.3)
    Other, net..............................................     5.5        8.7      (7.9)
    Increase in valuation allowance.........................     9.9       33.0      21.4
                                                              ------     ------     -----
    Total provision.........................................  $  4.7     $ 36.2     $62.5
                                                              ======     ======     =====

     In addition to the 1994 and 1993 valuation allowance increases of $21.4 million and $33.0 million respectively, shown above, valuation allowances of $3.2 million and $32.1 million, respectively, were also provided for the tax benefits related to the extraordinary losses on retirement of debt (see Note
10). The 1993 valuation allowance and certain withholding taxes have been adjusted to reflect the actual 1993 tax returns as filed.

     The following table details the gross deferred tax liabilities and assets and the related valuation allowances:

                                                                        AT DECEMBER 31,
                                                                       -----------------
                                                                        1993       1994
                                                                       ------     ------
                                                                          (DOLLARS IN
                                                                           MILLIONS)
    Deferred tax liabilities:
      Facilities (accelerated depreciation, capitalized interest and
         purchase accounting differences)............................  $141.1     $142.3
      Inventory (LIFO and purchase accounting differences)...........    18.5       15.4
      Employee benefits..............................................    11.0         .6
      Foreign investments............................................    50.1       50.1
      Other..........................................................    26.2       31.1
                                                                       ------     ------
                                                                        246.9      239.5
                                                                       ------     ------
    Deferred tax assets:
      Employee benefits (pensions and other postretirement
         benefits)...................................................   110.7      128.2
      Warranties.....................................................    37.4       35.7
      Alternative minimum tax........................................    19.4       19.4
      Foreign tax credits and net operating losses...................    47.8       44.0
      Reserves.......................................................    58.7       69.0
      Other..........................................................    46.0       46.7
      Valuation allowances...........................................   (94.2)    (118.8)
                                                                       ------     ------
                                                                        225.8      224.2
                                                                       ------     ------
      Net deferred tax liabilities...................................  $ 21.1     $ 15.3
                                                                       ======     ======

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred tax assets related to foreign tax credits, net operating loss carryforwards and future tax deductions have been reduced by a valuation allowance since realization is dependent in part on the generation of future foreign source income as well as on income in the legal entity which gave rise to tax losses. Other deferred tax assets have not been reduced by valuation allowances because of carrybacks and existing deferred tax credits which reverse in the carryforward period. The foreign tax credits and net operating losses are available for utilization in future years. In some tax jurisdictions the carryforward period is limited to as little as five years; in others it is unlimited.

     As a result of the Acquisition (see Note 1) and the allocation of purchase accounting (principally goodwill) to foreign subsidiaries, the book basis in the net assets of the foreign subsidiaries exceeds the related U.S. tax basis in the subsidiaries' stock. Such investments are considered permanent in duration, and accordingly no deferred taxes have been provided on such differences, which are significant. It is impracticable because of the complex legal structure of the Company and the numerous tax jurisdictions in which the Company operates to determine such deferred taxes.

     Cash taxes paid were $70 million, $41 million, and $56 million in the years 1994, 1993 and 1992, respectively.

     In connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. In prior years the Company paid approximately $20 million of a disputed German income tax. A suit is pending to obtain a refund of this tax. The Company anticipates that the German tax authorities may propose other adjustments resulting in additional taxes of approximately $120 million (at December 31, 1994, exchange rates) (principally relating to the 1988 to 1990 period), plus interest, for the tax return years under audit. In addition, significant transactions similar to those which gave rise to such possible adjustments occurred in years subsequent to 1990. If the tax authorities should propose adjustments for the 1988-1990 period, they might, after future tax audits, propose tax adjustments that are comparable for years 1991 to 1993. The Company, on the basis of the opinion of legal counsel, believes the tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to vigorously contest any adjustments which have been or may be assessed. Accordingly, the Company had not recorded any loss contingency at December 31, 1994, with respect to such matters.

     Under German tax law, if an assessment is made for the years presently under audit, the authorities may demand immediate payment of the amount assessed prior to final resolution of the issues. The Company believes, on the basis of opinion of legal counsel, that it is highly likely that a suspension of payment pending final resolution would be obtained. If immediate payment were required, the Company expects that it would be able to make such payment from available sources of liquidity or credit support but that future cash flows and therefore subsequent results of operations for any particular quarterly or annual period could be adversely affected.

     As a result of recent changes in German tax legislation, the Company's tax provision in Germany was higher in 1994 and will be higher in the future. As a result of this German tax legislation and the related additional tax provisions, the Company believes its exposure to the issues under the audit referred to above will be reduced for 1994 and future years.

     American Standard Inc. makes substantial annual interest payments to its Netherlands subsidiary. These interest payments have been exempt from U.S. withholding tax under an income tax treaty between the United States and the Netherlands. A provision in a new treaty raises the

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

possibility that such payments may become subject to 15% U.S. withholding tax. The Company has filed a Competent Authority request with the Internal Revenue Service seeking a determination that no withholding tax will be imposed. The Company believes, based upon a recent IRS News Release that authorizes the requested relief, that the Competent Authority request will be resolved favorably. If the Competent Authority request is not resolved favorably, additional withholding taxes of approximately $12 million per year could be imposed on the Company commencing in 1996. In such case, the Company will consider alternatives designed to mitigate such increased withholding taxes; however, there is no assurance that such alternatives will be found.

NOTE 8.  INVENTORIES

     The components of inventories are as follows:

                                                                        AT DECEMBER 31,
                                                                       -----------------
                                                                        1993       1994
                                                                       ------     ------
                                                                          (DOLLARS IN
                                                                       MILLIONS)
    Finished products..............................................    $169.0     $160.2
    Products in process............................................      78.0       82.5
    Raw materials..................................................      78.8       80.5
                                                                       ------     ------
         Inventories at cost.......................................    $325.8     $323.2
                                                                       ======     ======

     The carrying cost of inventories approximates current cost as a result of purchase accounting adjustments which are offset by LIFO reserves.

NOTE 9.  FACILITIES

     The components of facilities, at cost, are as follows:

                                                                       AT DECEMBER 31,
                                                                    ---------------------
                                                                      1993         1994
                                                                    --------     --------
                                                                    (DOLLARS IN MILLIONS)
    Land........................................................    $   66.2     $   65.8
    Buildings...................................................       314.6        325.7
    Machinery and equipment.....................................       739.9        776.2
    Improvements in progress....................................        54.4         75.2
                                                                    --------     --------
    Gross facilities............................................     1,175.1      1,242.9
    Less: accumulated depreciation..............................       354.6        430.2
                                                                    --------     --------
    Net facilities..............................................    $  820.5     $  812.7
                                                                    ========     ========

NOTE 10.  DEBT

     The 1995 Refinancing -- In the first quarter of 1995 the Company completed a major refinancing (the "1995 Refinancing") consisting of: (i) the October 1994 amendment to the Company's 1993 credit agreement ("1993 Credit Agreement") which provided an additional term loan of $325 million (the "October Borrowing"), the proceeds of which were used to redeem $316.8 million in aggregate principal amount of the Company's 14 1/4% Subordinated Discount Debentures Due 2003 and
12 3/4% Junior Subordinated Debentures Due 2003 and to pay redemption premiums of $4.4 million and debt issuance and other costs in November 1994; (ii) the IPO (see Note 2), the net proceeds of which, totaling $281 million, were used to repay indebtedness; and (iii) the February

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1995 amendment and restatement of the 1993 Credit Agreement (as so amended and restated, the "1995 Credit Agreement"), which provided a secured multi-currency, multi-borrower credit facility aggregating $1.0 billion, the proceeds of which were used to replace outstanding borrowings under the 1993 Credit Agreement.

     The 1995 Credit Agreement provides to American Standard Inc. and certain subsidiaries (the "Borrowers") an aggregate, secured facility of $1.0 billion available to all Borrowers as follows: (a) a $100 million U.S. Dollar Term Loan Facility (the "Term Loan Facility") which expires in 2000; (b) a $250 million U.S. Dollar Revolving Credit Facility and a $300 million Multi-currency Revolving Credit Facility (the "Revolving Facilities") which expire in 2002; and
(c) a $350 million Multi-currency Periodic Access Credit Facility (the "Periodic Access Facility") which expires in 2002.

     The 1995 Credit Agreement provides lower interest costs, increased borrowing capacity, less restrictive covenants and lower annual scheduled debt maturities through 2001. Each of the outstanding revolving loans is due at the end of each interest period (a maximum of six months). The Company may, however, concurrently reborrow the outstanding obligations subject to compliance with applicable conditions of the 1995 Credit Agreement.

     After giving effect to the IPO and the 1995 Credit Agreement, the Company's total indebtedness (including short-term debt) was approximately $2,129 million, compared to $2,364 million at December 31, 1994, and the amounts of long-term debt maturing from 1995 through 1999 were: 1995 -- $40 million; 1996 -- $64 million; 1997 -- $70 million; 1998 -- $81 million; and 1999 -- $231 million.

     Borrowings under the Term Loan Facility bear interest at the London interbank offered rate ("LIBOR") plus 1.5% and borrowings under the Periodic Access Facility bear interest at LIBOR plus 1.75%. The Company pays a commitment fee of 0.375% per annum on the unused portion of the Revolving Facilities and a fee of 1.75% plus issuance fees for letters of credit. These rates are subject to reduction in the event the Company attains certain financial ratios.

     As a result of the redemption of debt in 1994 with the net proceeds of the October Borrowing and in 1993 as a result of a 1993 refinancing, 1994 and 1993 included extraordinary charges of $9 million and $92 million, respectively, related to the debt retired (including call premiums, the write-off of deferred debt issuance costs, and in 1993 the loss on cancellation of foreign currency swap contracts) on which there was no tax benefit (see Note 7). In addition, the first quarter of 1995 will include an extraordinary charge of $30 million in connection with the debt repayment resulting from the 1995 Refinancing.

  Short-term

     At December 31, 1994, there were $38 million of short-term borrowings outstanding and $52 million of letters of credit outstanding under the 1993 Credit Agreement. Average borrowings under the revolving credit facilities available under bank credit agreements for 1994, 1993, and 1992 were $73 million, $39 million, and $14 million, respectively.

     The Revolving Facilities under the 1995 Credit Agreement provide for aggregate borrowings of up to $550 million for general corporate purposes, of which up to $200 million may be used for the issuance of letters of credit and $40 million of which is available for same-day short-term borrowings (Swingline Loans). Loans under the Revolving Facilities bear interest at the prime rate plus .75% or LIBOR plus 1.75% (subject to reduction in the event the Company attains certain financial ratios). After completing the 1995 Refinancing, there were $293 million of borrowings outstanding under the Revolving Facilities and $52 million of letters of credit. Availability under the Revolving Facilities was

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$205 million. The Revolving Facilities are short-term borrowings by their terms under the 1995 Credit Agreement, and since approximately $218 million of long-term debt under the 1993 Credit Agreement was replaced with loans under the Revolving Facilities, a significantly larger amount of debt will be classified as short-term subsequent to the 1995 Refinancing.

     Other short-term borrowings are available outside the United States under informal credit facilities and are typically a result of overdrafts. At December 31, 1994, the Company had $32 million of such foreign short-term debt outstanding at an average interest rate of 11.2% per annum. The Company also had an additional $50 million of unused foreign facilities. These facilities may be withdrawn by the banks at any time.

     Average short-term borrowings for 1994, 1993 and 1992 were $119 million, $118 million and $104 million, respectively, at weighted average interest rates of 9.40%, 8.97%, and 11.90%, respectively. Total short-term borrowings outstanding at December 31, 1994, 1993 and 1992 were $70 million, $38 million, and $99 million, respectively, at weighted average interest rates of 10.7%, 10.3%, and 12.5%, respectively.

  Long-term

     Long-term debt was as follows:

                                                                      AT DECEMBER 31,
                                                                  -----------------------
                                                                    1993           1994
                                                                  --------       --------
                                                                   (DOLLARS IN MILLIONS)
    1993 credit agreement.....................................    $  689.9       $  940.0
    9 1/4% sinking fund debentures, due in installments from
      1997 to 2016............................................       150.0          150.0
    10 7/8% senior notes due 1999.............................       150.0          150.0
    11 3/8% senior debentures due 2004........................       250.0          250.0
    9 7/8% senior subordinated notes due 2001.................       200.0          200.0
    10 1/2% senior subordinated discount debentures (net of
      unamortized discount of $272.9 million in 1993; $221.4
      million in 1994) due in installments from 2003 to
      2005....................................................       477.8          529.3
    14 1/4% subordinated discount debentures..................       175.0             --
    12 3/4% junior subordinated debentures (Note 11)..........       141.8             --
    Other long-term debt......................................        63.1           74.6
                                                                  --------       --------
    Total long-term debt......................................     2,297.6        2,293.9
    Less current maturities...................................       105.9          141.6
                                                                  --------       --------
                                                                  $2,191.7       $2,152.3
                                                                  ========       ========

     Interest costs capitalized as part of the cost of constructing facilities for the years ended December 31, 1994, 1993, and 1992, were $2.9 million, $2.7 million, and $3.1 million, respectively. Cash interest paid for those same years on all outstanding indebtedness amounted to $186 million, $198 million, and $210 million, respectively.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The 1993 Credit Agreement loans and effective weighted average interest rates in effect at December 31, were as follows:

                                                                         U.S. DOLLAR
                                                                         EQUIVALENT
                                                                     -------------------
                                                                      1993         1994
                                                                     ------       ------
                                                                        (IN MILLIONS)
    Periodic access loans:
         British sterling loans at 7.85% in 1993; 8.59% in
           1994..................................................    $ 95.8       $101.3
         Deutschemark loans at 9.06% in 1993; 7.56% in 1994......      49.4         50.9
         Canadian dollar loans at 6.5% in 1993; 8.44% in 1994....      20.2          7.5
         French franc loans at 9.17% in 1993; 8.00% in 1994......      18.5         14.9
         Italian lira loans at 12.19% in 1993....................       8.7           --
                                                                     ------       ------
              Total periodic access loans........................     192.6        174.6
                                                                     ------       ------
    Term loans:
         Tranche A U.S. dollar loans at 6.5% in 1993; 9.25% in
           1994..................................................     225.0        222.2
         Tranche B Deutschemark loans at 7.88% in 1993; 7.31% in
           1994..................................................     172.3        136.0
         Tranche C U.S. dollar loans at 6.01% in 1993; 8.40% in
           1994..................................................     100.0         82.2
         Tranche D U.S. dollar loans at 8.94% in 1994............        --        325.0
                                                                     ------       ------
              Total term loans...................................     497.3        765.4
                                                                     ------       ------
    Total 1993 credit agreement long-term loans..................     689.9        940.0
    Revolver loans at 7.5% in 1993; 9.7% in 1994.................       7.0         38.0
                                                                     ------       ------
              Total 1993 credit agreement loans..................    $696.9       $978.0
                                                                     ======       ======

     The 9 7/8% Senior Subordinated Notes may be redeemed at the Company's option, in whole or in part, on and after June 1, 1998, at redemption prices declining from 102.82% in 1998 to 100% on June 1, 2000, and thereafter. The
10 1/2% Senior Subordinated Discount Debentures may be redeemed at the Company's option, in whole or in part, on and after June 1, 1998, at redemption prices declining from 104.66% in 1998 to 100% on June 1, 2002, and thereafter. The payment of the principal and interest on the 9 7/8% Senior Subordinated Notes and on the 10 1/2% Senior Subordinated Discount Debentures (together the "Senior Subordinated Debt") is subordinated in right of payment to the payment when due of all Senior Debt (as defined in the related indenture) of the Company, including all indebtedness under the credit agreements, the 9 1/4% Sinking Fund Debentures, the 10 7/8% Senior Notes, and the 11 3/8% Senior Debentures (the said notes and debentures together the "Senior Securities").

     The 9 1/4% Sinking Fund Debentures are redeemable at the Company's option, in whole or in part, at redemption prices declining from 105.55% in 1994 to 100% in 2006 and thereafter. The 10 7/8% Senior Notes are not redeemable by the Company. The 11 3/8% Senior Debentures are redeemable at the option of the Company, in whole or in part, on or after May 15, 1997, at redemption prices declining from 105.69% in 1997 to 100% on May 15, 2002, and thereafter.

     Obligations under the 1995 Credit Agreement are guaranteed by American Standard Inc. and significant domestic subsidiaries of American Standard Inc. (with foreign borrowings also guaranteed by certain foreign subsidiaries) and are secured by U.S., Canadian, and U.K. properties, plant and equipment; by liens on receivables, inventories, intellectual property and other intangibles; and by a pledge of the stock of American Standard Inc. and nearly all shares of subsidiary stock. In

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

addition, the obligations of American Standard Inc. under the Senior Securities are secured, to the extent required by the related indentures, by mortgages on the principal U.S. properties of American Standard Inc. equally and ratably with the indebtedness under the 1995 Credit Agreement.

     The 1995 Credit Agreement contains various covenants that limit, among other things, indebtedness, dividends on and redemption of capital stock of the Company, purchases and redemptions of other indebtedness of the Company (including its outstanding debentures and notes), rental expense, liens, capital expenditures, investments or acquisitions, disposal of assets, the use of proceeds from asset sales and certain other business activities and require the Company to meet certain financial tests. In order to maintain compliance with the covenants and restrictions contained in previous bank credit agreements, the Company from time to time had to obtain waivers and amendments. The Company believes it is currently in compliance with the covenants of the 1995 Credit Agreement but may have to obtain similar waivers or amendments in the future.

     The indentures related to the Company's debentures and notes contain various covenants which, among other things, limit debt and preferred stock of the Company and its subsidiaries, dividends on and redemption of capital stock of the Company and its subsidiaries, redemption of certain subordinated obligations of the Company, the use of proceeds from asset sales and certain other business activities.

NOTE 11.  EXCHANGE OF EXCHANGEABLE PREFERRED STOCK

     On June 30, 1993, in exchange for all of the Company's outstanding shares of 12 3/4% Exchangeable Preferred Stock, the Company issued $141.8 million of 12 3/4% Junior Subordinated Debentures Due 2003 to the holder of the Exchangeable Preferred Stock. Those debentures were sold by the holder in a registered public offering in August 1993. The Company received none of the proceeds of this offering. In November 1994 the debentures were redeemed with part of the proceeds of the October Borrowing.

NOTE 12.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of selected financial instruments at December 31, 1994 are as follows:

                                                                       CARRYING       FAIR
                                                                        AMOUNT        VALUE
                                                                       --------       -----
                                                                           (DOLLARS IN
                                                                            MILLIONS)
    1993 credit agreement loans......................................    $940         $ 940
    10 7/8% senior notes.............................................     150           152
    11 3/8% senior debentures........................................     250           257
    9 7/8% senior subordinated notes.................................     200           194
    10 1/2% senior subordinated discount debentures..................     529           480
    9 1/4% sinking fund debentures...................................     150           136
    Other loans......................................................      75            75

     The fair values presented above are estimates as of December 31, 1994 and are not necessarily indicative of amounts the Company could realize or settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following methods and assumptions were used by the Company in estimating the fair value of financial instruments held:

     Long- and short-term debt: The fair values of the Company's 1993 Credit Agreement loans are estimated using indicative market quotes obtained from a major bank. The fair values of senior notes, senior debentures, senior subordinated notes, senior subordinated discount debentures and sinking fund debentures are based on indicative market quotes obtained from a major securities dealer. The fair values of other loans approximate their carrying value.

     Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

NOTE 13.  RELATED PARTY TRANSACTIONS

     Since 1988 the Company has paid Kelso an annual fee of $2.75 million for providing management consulting and advisory services. In December 1994 the Company paid Kelso a one-time fee of $20 million in connection with the amendment of certain agreements in anticipation of the Company's initial public offering including an amendment eliminating future payments of the $2.75 million annual fee, but providing for the continuation of such services. In June 1993 American Standard Inc. issued 1,000 shares of a new, non-voting Series A Preferred Stock, par value $.01 per share, for $10,000 to an affiliate of Kelso & Company.

NOTE 14.  COMMITMENTS AND CONTINGENCIES

     Future minimum rental commitments under the terms of all noncancellable operating leases in effect at December 31, 1994, were: 1995 -- $32 million;
1996 -- $29 million; 1997 -- $22 million; 1998 -- $16 million; 1999 -- $12 million; and thereafter -- $38 million. Net rental expenses for operating leases were $45 million, $34 million, and $32 million for the years ended December 31, 1994, 1993, and 1992, respectively.

     The Company and certain of its subsidiaries are parties to a number of pending legal and tax proceedings. The Company is also subject to federal, state and local environmental laws and regulations and is involved in environmental proceedings concerning the investigation and remediation of numerous sites. In those instances where it is probable that the Company will incur costs as a result of such proceedings which can be reasonably determined, the Company has recorded a liability. The Company believes that these legal, tax and environmental proceedings will not have a material adverse effect on its consolidated financial position, cash flows or results of operations.

     The tax returns of the Company's German subsidiaries are currently under examination by the German tax authorities (see Note 7).

NOTE 15.  SEGMENT DATA

     Sales and operating income by geographic location for the years ended December 31, 1994, 1993, and 1992, are shown in the following tables. Identifiable assets are also shown as at years ended 1994, 1993, and 1992.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

                                  SEGMENT DATA
                             (DOLLARS IN MILLIONS)

                                                                   YEAR ENDED DECEMBER 31,
                                                                 ----------------------------
                                                                  1992       1993       1994
                                                                 ------     ------     ------
SALES
Air Conditioning Products....................................    $1,892     $2,100     $2,480
Plumbing Products............................................     1,170      1,167      1,218
Automotive Products..........................................       730        563        759
                                                                 ------     ------     ------
          Total sales........................................    $3,792     $3,830     $4,457
                                                                 ------     ------     ------
Geographic distribution:
United States................................................    $1,877     $2,096     $2,465
Europe.......................................................     1,588      1,315      1,572
Other........................................................       392        483        550
Eliminations.................................................       (65)       (64)      (130)
                                                                 ------     ------     ------
          Total sales........................................    $3,792     $3,830     $4,457
                                                                 ------     ------     ------
OPERATING INCOME
Air Conditioning Products....................................    $  104     $  133     $  182
Plumbing Products............................................       108        108        111
Automotive Products..........................................        88         41         62
                                                                 ------     ------     ------
          Total operating income(a)..........................    $  300     $  282     $  355
                                                                 ------     ------     ------
Geographic distribution:
United States................................................    $   96     $  125     $  168
Europe.......................................................       180        118        144
Other........................................................        24         39         43
                                                                 ------     ------     ------
     Total operating income..................................       300        282        355
Financing and corporate items(b).............................       352        363        370
                                                                 ------     ------     ------
Loss before income taxes and extraordinary item..............       (52)       (81)       (15)
Income taxes.................................................         5         36         62
                                                                 ------     ------     ------
Loss before extraordinary item...............................    $  (57)    $ (117)    $  (77)
                                                                 ======     ======     ======

- ---------------
(a) Includes special charges of $40 million in 1994 applicable to consolidation of production facilities, employee severance, other cost reduction actions, and a provision for loss on the early disposition of certain assets; and $8 million in 1993 related to plant shutdowns and other cost reduction actions.

(b) Includes a one-time special charge of $20 million in 1994 incurred in connection with the amendment of certain agreements in anticipation of the Company's IPO.

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

                          SEGMENT DATA -- (CONTINUED)
                             (DOLLARS IN MILLIONS)

                                                                   YEAR ENDED DECEMBER 31,
                                                                 ----------------------------
                                                                  1992       1993       1994
                                                                 ------     ------     ------
                                                                    (DOLLARS IN MILLIONS)
ASSETS:
Air Conditioning Products....................................    $1,156     $1,167     $1,223
Plumbing Products............................................     1,002        960        957
Automotive Products..........................................       722        652        755
                                                                 ------     ------     ------
          Total identifiable assets..........................    $2,880     $2,779     $2,935
                                                                 ------     ------     ------
Geographic distribution:
  United States..............................................    $1,016     $1,013     $1,025
  Europe.....................................................     1,370      1,196      1,343
  Other......................................................       494        570        567
                                                                 ------     ------     ------
          Total identifiable assets..........................     2,880      2,779      2,935
                                                                 ------     ------     ------
  Prepaid charges............................................        51         78         64
  Future income tax benefits.................................        33         25         22
  Cash and cash equivalents..................................       113         53         93
  Corporate assets...........................................        49         52         42
                                                                 ------     ------     ------
  Total assets...............................................    $3,126     $2,987     $3,156
                                                                 ======     ======     ======
CAPITAL EXPENDITURES:
  Air Conditioning Products..................................    $   33     $   38     $   45
  Plumbing Products..........................................        48         46         55
  Automotive Products........................................        27         14         30
                                                                 ------     ------     ------
          Total capital expenditures.........................    $  108     $   98     $  130
                                                                 ======     ======     ======
DEPRECIATION AND AMORTIZATION:
  Air Conditioning Products..................................    $   55     $   53     $   51
  Plumbing Products..........................................        49         49         64
  Automotive Products........................................        37         35         39
                                                                 ------     ------     ------
          Total depreciation and amortization................    $  141     $  137     $  154
                                                                 ======     ======     ======

                        AMERICAN STANDARD COMPANIES INC.
                       (FORMERLY ASI HOLDING CORPORATION)

                                 QUARTERLY DATA
                                  (UNAUDITED)
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                      1994
                                                  ---------------------------------------------
                                                  FIRST      SECOND(a)     THIRD       FOURTH(b)
                                                  ------     --------     --------     --------
Sales...........................................  $989.6     $1,130.5     $1,188.8     $1,148.6
Cost of sales...................................   746.3        857.3        883.5        890.2
Income (loss) before income taxes and
  extraordinary item............................     3.4          3.5         26.2        (48.3)
Income taxes....................................    16.7         14.9         15.1         15.8
                                                  ------     --------     --------     --------
Income (loss) before extraordinary item.........   (13.3)       (11.4)        11.1        (64.1)
Extraordinary loss on retirement of debt........      --           --           --         (8.7)
                                                  ------     --------     --------     --------
          Net income (loss).....................  $(13.3)    $  (11.4)    $   11.1     $  (72.8)
                                                  ======     ========     ========     ========
Per common share:
  Income (loss) before extraordinary item.......  $ (.22)    $   (.19)    $    .19     $  (1.07)
  Extraordinary loss on retirement of debt......      --           --           --         (.15)
                                                  ------     --------     --------     --------
          Net income (loss).....................  $ (.22)    $   (.19)    $    .19     $  (1.22)
                                                  ======     ========     ========     ========
Average number of common shares and equivalents
  (thousands)...................................  59,804       59,977       59,954       59,999

- ---------------
(a) Results for the second quarter of 1994 included pre-tax charges of $40 million ($34 million after tax) related to employee severance, consolidation of production facilities, the implementation of cost reduction actions, and a provision for losses on operating assets expected to be disposed of prior to the expiration of their originally estimated useful lives.

(b) The fourth quarter of 1994 included a one-time special charge of $20 million in connection with the amendment of certain agreements in anticipation of the initial public offering of the Company's common stock.

                                                                      1993
                                                   -------------------------------------------
                                                   FIRST       SECOND(c)    THIRD       FOURTH
                                                   ------      -------      ------      ------
Sales............................................  $879.4      $ 995.5      $976.5      $979.1
Cost of sales....................................   650.5        754.5       727.7       769.9
Income (loss) before income taxes and
  extraordinary item.............................    (9.5)       (28.2)        4.1       (46.9)
Income taxes.....................................     8.1          6.1         7.2        14.8
                                                   ------       ------      ------      ------
Loss before extraordinary item...................   (17.6)       (34.3)       (3.1)      (61.7)
Extraordinary loss on retirement of debt.........      --        (91.9)         --          --
                                                   ------       ------      ------      ------
          Net loss...............................  $(17.6)     $(126.2)     $ (3.1)     $(61.7)
                                                   ======       ======      ======      ======
Per common share:
  Loss before extraordinary item.................  $ (.37)     $  (.65)     $ (.05)     $(1.04)
  Extraordinary loss on retirement of debt.......      --        (1.55)         --          --
                                                   ------       ------      ------      ------
          Net loss...............................  $ (.37)     $ (2.20)     $ (.05)     $(1.04)
                                                   ======       ======      ======      ======
Average number of common shares and equivalents
  (thousands)....................................  59,247       59,390      59,225      59,390

- ---------------
(c) The second quarter of 1993 included $8 million of charges for plant shutdowns and other cost reduction actions.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

             UNAUDITED CONSOLIDATED SUMMARY STATEMENT OF OPERATIONS

                                                                        SIX MONTHS ENDED
                                                                            JUNE 30,
                                                                    -------------------------
                                                                      1994             1995
                                                                    --------         --------
                                                                      (DOLLARS IN MILLIONS,
                                                                     EXCEPT PER SHARE DATA)
Sales...........................................................    $2,120.1         $2,594.0

Cost and expenses
     Cost of sales..............................................     1,603.6          1,917.6
     Selling and administrative expenses........................       366.5            415.7
     Other expense..............................................        14.4             19.1
     Interest expense...........................................       128.7            111.2
                                                                    --------         --------
                                                                     2,113.2          2,463.6
Income before income taxes and extraordinary item...............         6.9            130.4
Income taxes....................................................        31.6             54.4
                                                                    --------         --------

Income (loss) before extraordinary item.........................       (24.7)            76.0
Extraordinary loss on retirement of debt........................          --            (30.1)
                                                                    --------         --------

Net income (loss)...............................................    $  (24.7)        $   45.9
                                                                    ========         ========

Income (loss) per common share:
     Income (loss) before extraordinary item....................    $   (.41)        $   1.04
     Extraordinary loss on retirement of debt...................          --             (.41)
                                                                    --------         --------
     Net income (loss) per common share.........................    $   (.41)        $    .63
                                                                    ========         ========

Average number of outstanding shares............................    59,890,438       72,954,598

                            See accompanying notes.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

                  UNAUDITED CONSOLIDATED SUMMARY BALANCE SHEET

                                                                                   JUNE 30,
                                                                                     1995
                                                                                 -------------
                                                                                  (DOLLARS IN
                                                                                   MILLIONS)
                                            ASSETS
Current Assets
  Cash and cash equivalents..................................................      $    26.5
  Accounts receivable........................................................          758.4
  Inventories
     Finished products.......................................................          235.6
     Products in process.....................................................           97.8
     Raw materials...........................................................           98.5
                                                                                    --------
                                                                                       431.9
  Other current assets.......................................................           67.2
                                                                                    --------
          Total Current Assets...............................................        1,284.0
Facilities, less accumulated depreciation of $501.4..........................          833.4
Goodwill.....................................................................        1,088.1
Other Assets.................................................................          218.8
                                                                                    --------
                                                                                   $ 3,424.3
                                                                                    ========

                            LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
  Loans payable to banks.....................................................      $   296.1
  Current maturities of long-term debt.......................................           66.4
  Accounts payable...........................................................          378.5
  Accrued payrolls...........................................................          169.4
  Other accrued liabilities..................................................          435.4
                                                                                    --------
          Total Current Liabilities..........................................        1,345.8
Long-Term Debt...............................................................        1,757.3
Other Liabilities............................................................          788.1
                                                                                    --------
          Total Liabilities..................................................        3,891.2
Commitments and Contingencies
Stockholders' Deficit
  Preferred stock, $.01 par value, 2,000,000 shares authorized; none issued
     and outstanding.........................................................             --
  Common stock $.01 par value, 200,000,000 shares authorized; 76,147,445
     shares issued and outstanding...........................................             .8
  Capital surplus and other..................................................          488.5
  Accumulated deficit........................................................         (790.5)
  Foreign currency translation effects.......................................         (163.0)
  Minimum pension liability adjustment.......................................           (2.7)
                                                                                    --------
          Total Stockholders' Deficit........................................         (466.9)
                                                                                    --------
                                                                                   $ 3,424.3
                                                                                    ========

                            See accompanying notes.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

             UNAUDITED CONSOLIDATED SUMMARY STATEMENT OF CASH FLOWS

                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                                            ----------------
                                                                             1994     1995
                                                                            ------   -------
                                                                              (DOLLARS IN
                                                                               MILLIONS)
Cash provided (used) by:
  Operating activities:
     Income (loss) before extraordinary item..............................  $(24.7)  $  76.0
     Depreciation (including asset loss provision in 1994)................    68.7      55.8
     Amortization of goodwill.............................................    15.4      16.6
     Non-cash interest....................................................    26.0      28.5
     Amortization of debt issuance costs..................................     7.3       3.2
     Non-cash stock compensation..........................................    14.6      15.2

     Changes in assets and liabilities:
       Accounts receivable................................................   (92.5)   (148.8)
       Inventories........................................................   (69.3)    (96.7)
       Accounts payable and other accruals................................    77.9     109.7
       Other assets and liabilities.......................................    17.5      24.6
                                                                             -----   -------
Net cash provided by operating activities.................................    40.9      84.1
                                                                             -----   -------

Investing activities:
     Purchases of property, plant and equipment...........................   (32.4)    (56.3)
     Investments in affiliated companies..................................   (12.6)    (17.1)
     Other................................................................     9.0      10.6
                                                                             -----   -------
Net cash used by investing activities.....................................   (36.0)    (62.8)
                                                                             -----   -------

Financing activities:
     Proceeds from issuance of common stock...............................      --     302.2
     Costs of issuance of common stock....................................      --     (21.7)
     Proceeds from issuance of long-term debt.............................     6.1     450.5
     Repayments of long-term debt.........................................   (65.1)   (994.7)
     Net change in revolving credit facility..............................    53.7     197.7
     Net change in other short-term debt..................................    (6.1)     (5.4)
     Common stock repurchases.............................................    (5.5)     (3.4)
     Other................................................................      --     (13.1)
                                                                             -----   -------
Net cash used by financing activities.....................................   (16.9)    (87.9)
                                                                             -----   -------

Effect of exchange rate changes on cash and cash equivalents..............     2.0        .4
                                                                             -----   -------
Net decrease in cash and cash equivalents.................................   (10.0)    (66.2)
Cash and cash equivalents at beginning of period..........................    53.2      92.7
                                                                             -----   -------
Cash and cash equivalents at end of period................................  $ 43.2   $  26.5
                                                                             =====   =======

                            See accompanying notes.

               AMERICAN STANDARD COMPANIES INC. AND SUBSIDIARIES
                       (FORMERLY ASI HOLDING CORPORATION)

               NOTES TO CONSOLIDATED SUMMARY FINANCIAL STATEMENTS

     (1) The accompanying consolidated summary statement of operations of American Standard Companies Inc. (the "Company") and subsidiaries for the six months ended June 30, 1994 and 1995 has not been audited, but management believes that all adjustments, consisting of normal recurring items, necessary for a fair presentation of financial data for those periods have been included. Results for the first six months of 1995 are not necessarily indicative of results for the entire year.

     (2) Included in the six months ended June 30, 1994, are special charges of $26 million related to employee severance ($20 million), the consolidation of production facilities ($5 million) and the implementation of other cost reduction actions ($1 million), and $14 million of reserves for losses on operating assets expected to be disposed of prior to the expiration of their originally estimated useful lives. Of such amounts $36 million was included in cost of sales.

     (3) As described in Note 7 of Notes to Consolidated Financial Statements for the year ended December 31, 1994, there are pending German tax issues. In connection with examinations of certain tax returns of American Standard's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. The Company has paid approximately $22 million (using June 30, 1995 exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. During the first quarter of 1995, the Company received the first of two expected reports of the German tax authorities on audit findings for tax years 1984 through 1990. This first report was silent on one of the major issues under audit, which had represented over one-third of the potential total adjustments that the Company earlier anticipated the German tax authorities might propose for the years 1984 through 1990. While there can be no assurance, the Company believes it is now unlikely that this issue will be pursued further by the Germany tax authorities.

     During the second quarter of 1995, the Company received the second report on audit findings for tax years 1988 through 1990. On the basis of the second report, and assuming that the matter is not first resolved by administrative appeals procedures, the remaining proposed adjustments could ultimately lead to litigation regarding disputed taxes (principally for the 1988 through 1990 period) of up to approximately $80 million (using June 30, 1995 exchange rates), plus interest. In addition, significant transactions similar to those which gave rise to the possible adjustments referred to above occurred in years subsequent to 1990. If the German tax authorities should continue to propose adjustments for the 1988-1990 period, they might, after future tax audits, also propose tax adjustments for years 1991-1993, that could be as much as 50% higher than the comparable adjustments for the years 1988 through 1990. American Standard, on the basis of the opinion of German legal counsel, Meilicke & Partner, believes the tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to contest vigorously any adjustments which have been or may be assessed. Accordingly, the Company has not recorded any loss contingency at June 30, 1995 with respect to such matters.

     Under German tax law, if an assessment is made for the years under audit, the authorities may demand immediate payment of the amount assessed prior to final resolution of the issues. (The same principles would apply as to any assessment in connection with possible audits for subsequent years.) American Standard believes, however, on the basis of the opinion of German legal counsel, that it is highly likely that a suspension of payment pending final resolution would be obtained. If immediate payment were required, the Company expects that it would be able to meet such payment from available sources of liquidity or credit support but that future cash flows and capital expenditures, and subsequent results of operations for any particular quarterly or annual period, could be adversely affected.

     As a result of recent changes in German tax legislation, the Company's tax provisions in 1994 and the first six months of 1995 were higher in Germany and will be higher thereafter. As a result of this German tax legislation and the related additional tax provisions, the Company believes its exposure to the issues under the audit referred to above will be reduced for 1994, 1995 and future years.

     American Standard Inc. makes substantial interest payments to its indirect wholly-owned Netherlands subsidiary. These interest payments had been exempt from U.S. withholding tax under an income tax treaty between the United States and the Netherlands. Under a provision in a new treaty such payments would have become subject to 15% U.S. withholding tax except that the Company received a ruling from the IRS making a determination that no U.S. withholding tax will be imposed for 1995. The Company believes, based on the ruling exempting 1995 interest payments from U.S. withholding tax, that its request for a subsequent ruling covering 1996 (and later years) should also receive favorable IRS action. If the subsequent IRS ruling request is not resolved favorably, additional withholding taxes of approximately $11 million per year could be imposed on the Company commencing in 1996. In such case, the Company would consider alternatives designed to mitigate the increased withholding taxes; however, there is no assurance that such alternatives could be found.

- ------------------------------------------------------
- ------------------------------------------------------
     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
Prospectus Summary.....................    3
Risk Factors...........................   10
The Company............................   17
The Acquisition........................   17
Use of Proceeds........................   17
Price Range of Common Stock and
  Dividend Policy......................   18
Capitalization.........................   19
1995 Refinancing.......................   20
Selected Historical Consolidated
  Financial Data.......................   22
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations...........................   24
Business...............................   38
Principal and Selling Stockholders.....   53
Description of Capital Stock...........   58
Underwriting...........................   65
Legal Matters..........................   67
Experts................................   67
Index to Consolidated Financial
  Statements...........................  F-1


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                               17,500,000 SHARES

                               AMERICAN STANDARD
                                 COMPANIES INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                         ------------------------------

                                      LOGO

                         ------------------------------

                              GOLDMAN, SACHS & CO.

                                CS FIRST BOSTON

                              MORGAN STANLEY & CO.
                     INCORPORATED

                               SMITH BARNEY INC.

                             S.G.WARBURG & CO. INC.

                    REPRESENTATIVES OF THE U.S. UNDERWRITERS
- ------------------------------------------------------
- ------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
     NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL
     THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                  SUBJECT TO COMPLETION, DATED AUGUST 28, 1995


                               17,500,000 SHARES

                        AMERICAN STANDARD COMPANIES INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

     Of the 17,500,000 shares of Common Stock offered, 5,250,000 shares are being offered hereby in an international offering outside the United States and 12,250,000 shares are being offered in a concurrent U.S. offering (collectively, the "Offerings"). The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

     All of the shares of Common Stock offered are being sold by Kelso ASI Partners, L.P., ("ASI Partners"), currently the Company's majority stockholder, and certain of the Company's management stockholders (collectively the "Selling Stockholders"). After giving effect to the Offerings, ASI Partners will remain the Company's single largest stockholder. See "Principal and Selling Stockholders".


     The last reported sale price of the Common Stock, which is listed under the symbol "ASD", on the New York Stock Exchange on August 25, 1995, was $28 1/8 per share. See "Price Range of Common Stock and Dividend Policy".


     SEE "RISK FACTORS" ON PAGES 10-16 FOR CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                 A CRIMINAL OFFENSE.
                              -------------------

                                             INITIAL PUBLIC        UNDERWRITING      PROCEEDS TO SELLING
                                             OFFERING PRICE         DISCOUNT(1)        STOCKHOLDERS(2)
                                          ---------------------------------------------------------------
Per Share............................               $                    $                    $
Total(3).............................               $                    $                    $

- ------------

(1) The Company, American Standard Inc. and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Estimated expenses of approximately $1,100,000 will be paid by the Company.

(3) ASI Partners has granted the International Underwriters an option for 30 days after the date of this Prospectus to purchase up to an additional 787,500 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, an over-allotment option on 1,837,500 shares has been granted by ASI Partners as part of the U.S. offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to
    Selling Stockholders will be $          , $          and $          ,
    respectively. See "Underwriting".
                              -------------------

     The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York, on or about             , 1995.

GOLDMAN SACHS INTERNATIONAL
               CS FIRST BOSTON LIMITED
                              MORGAN STANLEY & CO.
                                   INTERNATIONAL
                                          SBC WARBURG
                                            A DIVISION OF
                                             SWISS BANK
                                             CORPORATION
                                                     SMITH BARNEY INC.
                              -------------------
               The date of this Prospectus is             , 1995.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                             AVAILABLE INFORMATION
     American Standard Companies Inc. (formerly named ASI Holding Corporation)(the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 7th Floor, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005.
     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares (the "Shares") of its common stock, par value $.01 per share (the "Common Stock"), offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is hereby made to the Registration Statement.
                            ------------------------
     This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the Shares in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the Shares in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Companies Act 1985 with respect to anything done by any person in relation to the Shares in, from, or otherwise involving the United Kingdom must be compled with. See "Underwriting".
     In this Prospectus, reference to "dollars", "U.S.$" and $ are United States dollars.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents filed by the Company (File No. 1-11415) with the Commission pursuant to the Exchange Act are incorporated herein by reference:
     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, including portions incorporated therein of the Company's definitive Proxy Statement dated March 27, 1995.
     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.
     3. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares.
     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, One Centennial Avenue, P.O. Box 6820, Piscataway, NJ 08855-6820, Attention: Office of the Secretary, telephone: (908) 980-6000.
                            ------------------------
     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.
                            ------------------------
     AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R), TRANE(R) and WABCO(R) are registered trademarks of American Standard Inc. PERROT(R) is a registered trademark of Deutsche Perrot-Bremsen GmbH, a subsidiary of the Company. DEMAND FLOW(R) is a registered trademark of J-I-T Institute of Technology, Inc.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                           CERTAIN UNITED STATES TAX
                        CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of certain United States Federal income and estate tax consequences of the ownership and disposition of Common Stock by a person other than (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any State or (iii) an estate or trust whose income is includable in gross income for United States Federal income tax purposes regardless of its source (referred to hereafter as a "non-U.S. holder").

     The discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code") and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position. Prospective purchasers are urged to consult a tax adviser with respect to the United States Federal income and estate tax consequences of owning and disposing of Common Stock, as well as any tax consequences under the laws of any other taxing jurisdiction.

INCOME TAX

     DIVIDENDS. Generally, dividends paid to a non-U.S. holder of Common Stock will be subject to U.S. Federal income tax. Except in the case of dividends that are effectively connected with the holder's conduct of a trade or business within the United States, this tax is imposed and withheld at the rate of 30% of the amount of the dividend, unless reduced by an applicable income tax treaty. Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country in determining the applicability of a treaty for such purposes. However, the Internal Revenue Service has issued proposed regulations which, if adopted, would require a non-U.S. holder to provide certain certifications under penalties of perjury in order to obtain treaty benefits.

     Except as may be otherwise provided in an applicable income tax treaty, dividends which are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States are subject to tax at ordinary Federal income tax rates, which tax is not collected by withholding (except as described below under "Backup Withholding and Information Reporting"). All or part of any effectively connected dividends received by a foreign corporation may also, under certain circumstances, be subject to an additional "branch profits" tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders of Common Stock must comply with certain certification and disclosure requirements to claim an exception from withholding under the rules described in this paragraph.

     A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

     DISPOSITION OF COMMON STOCK. Generally, non-U.S. holders will not be subject to United States Federal income tax (or withholding thereof) in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (in which case the "branch profits" tax described above may also apply if the holder is a foreign corporation), (ii) in the case of a non-U.S. holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met; or (iii) the Company is or has been a "United States real property holding corporation" for Federal income tax purposes (which the Company does not believe it has been or is currently) and

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

the non-U.S. holder has held directly or constructively more than 5% of the outstanding Common Stock within the five-year period ending on the date of the disposition.

ESTATE TAX

     If an individual non-U.S. holder owns, or is treated as owning, Common Stock at the time of his or her death, such stock would be subject to U.S. Federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in any applicable tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     DIVIDENDS. Generally, dividends paid on Common Stock to a non-U.S. holder at an address outside the United States will be exempt from backup withholding tax and U.S. information reporting requirements (but not from regular withholding tax discussed above).

     BROKER SALES. Payments of proceeds from the sale of Common Stock by a non-U.S. holder made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, certain foreign offices, including the foreign offices of a U.S. broker, are subject to information reporting unless the holder certifies its non-U.S status under penalties of perjury or otherwise establishes its entitlement to an exemption. Payments of proceeds from the sale of Common Stock by a non-U.S. holder to or through a U.S. office of a broker are currently subject to both information reporting and backup withholding at a rate of 31% unless the holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

     A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Subject to the terms and conditions of the International Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International, CS First Boston Limited, Morgan Stanley & Co. International Limited, SBC Warburg, a division of Swiss Bank Corporation ("SBC Warburg"), and Smith Barney Inc., are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER OF
                                                                      SHARES OF
                        INTERNATIONAL UNDERWRITERS                   COMMON STOCK
        -----------------------------------------------------------  ------------
        Goldman Sachs International................................
        CS First Boston Limited....................................
        Morgan Stanley & Co. International Limited.................
        SBC Warburg................................................
        Smith Barney Inc...........................................
                                                                     ------------
                  Total............................................    5,250,000
                                                                     ===============

     Under the terms and conditions of the International Underwriting Agreement, the International Underwriters are committed to take and pay for all of the Shares, if any are taken.

     The International Underwriters propose to offer the Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less
a concession of $     per share. The International Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain brokers and dealers. After the Shares are released for sale to the public, the initial public offering price and other selling terms may from time to time be varied by the representatives.


     The Company and the Selling Stockholders have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 12,250,000 Shares in an offering in the United States. The initial public offering price and aggregate underwriting discount per share for the two Offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman Sachs & Co., CS First Boston Corporation, Morgan Stanley & Co. Incorporated, Smith Barney Inc. and S.G.Warburg & Co. Inc.


     An affiliate of Smith Barney Inc. and an affiliate of CS First Boston Corporation own indirect equity interests in ASI Partners which, after giving effect to the Offerings, will own in excess of 10% of the outstanding Common Stock of the Company. Accordingly, the provisions of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. apply to the Offerings, and the initial price to public can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Schedule E. Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The representatives of the Underwriters have informed the Selling Stockholders that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority except in accordance with Schedule E. In addition, an affiliate of Smith Barney Inc., affiliates of CS First Boston Corporation and an affiliate of

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

Swiss Bank Corporation are investors in investment funds sponsored by Kelso, which funds are not investors in the Company.


     Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered as part of the U.S. offering and subject to certain exceptions, it will offer, sell or deliver the Shares offered as part of the U.S. offering and other shares of Common Stock, directly or indirectly, only in the United States of America (including the 50 States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered hereby, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.


     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     ASI Partners has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 787,500 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount, as set forth in this Prospectus. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of shares. The International Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares. ASI Partners has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,837,500 additional shares of Common Stock, solely to cover over-allotments, at the initial public offering price less the underwriting discount, as set forth on the cover page of this Prospectus.


     The Company, the Selling Stockholders and certain management stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters, except for the shares of Common Stock offered in connection with the Offerings and shares of Common Stock issued to the ESOP or consistent with the provisions of the Stock Plan. The foregoing agreements are subject to certain exceptions. In addition,
an aggregate of approximately      shares of Common Stock are expected to be
distributed by ASI Partners to certain of its limited partners in lieu of cash in conjunction with the Offerings. The recipients of such distributions have agreed with ASI Partners and the Underwriters not to offer, sell or otherwise dispose of such shares of Common Stock prior to September 30, 1996 without the prior written consent of ASI Partners and Goldman, Sachs & Co. Such consent may be provided without prior notice to holders of the Common Stock or to the markets where such securities are traded. See "Principal and Selling Stockholders -- Shares Eligible for Future Sale".

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The Common Stock is traded on the New York Stock Exchange.

     The representatives of the Underwriters have in the past provided and may continue to provide investment banking services to the Company and Kelso.

     The Company, American Standard Inc. and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Debevoise & Plimpton, New York, New York. Debevoise & Plimpton also acts and may hereafter act as counsel to Kelso and its affiliates, including ASI Partners. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994 appearing in this Prospectus and the Registration Statement and the consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein or included herein or incorporated herein by reference, and have been so included or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     Certain information with respect to German tax matters has been included herein in reliance upon the authority of Meilicke & Partner as experts in German tax matters.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

- ------------------------------------------------------
- ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information..................   2
Incorporation of Certain Documents by
  Reference............................   2
Prospectus Summary.....................   3
Risk Factors...........................  10
The Company............................  17
The Acquisition........................  17
Use of Proceeds........................  17
Price Range of Common Stock and
  Dividend Policy......................  18
Capitalization.........................  19
1995 Refinancing.......................  20
Selected Historical Consolidated
  Financial Data.......................  22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  24
Business...............................  38
Principal and Selling Stockholders.....  53
Description of Capital Stock...........  58
Certain United States Tax Consequences
  to Non-U.S. Holders..................  65
Underwriting...........................  67
Legal Matters..........................  69
Experts................................  69
Index to Consolidated Financial
  Statements and Supplementary Data.... F-1


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                               17,500,000 SHARES

                               AMERICAN STANDARD
                                 COMPANIES INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                         ------------------------------

                                      LOGO

                         ------------------------------

                          GOLDMAN SACHS INTERNATIONAL

                            CS FIRST BOSTON LIMITED

                              MORGAN STANLEY & CO.
                     INTERNATIONAL

                                  SBC WARBURG
              A DIVISION OF SWISS BANK CORPORATION

                               SMITH BARNEY INC.
               REPRESENTATIVES OF THE INTERNATIONAL UNDERWRITERS
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Registration fee.......................................................   $  186,070
     NASD fee...............................................................       30,500
     Blue Sky fees and expenses.............................................       20,000
     Transfer agent's fees..................................................       10,000
     Printing and engraving expenses........................................      260,000
     Legal fees and expenses................................................      275,000
     Accounting fees and expenses...........................................      175,000
     Miscellaneous..........................................................      143,430
                                                                               ----------
              Total.........................................................   $1,100,000
                                                                                =========

     None of the expenses will be borne by the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     In accordance with the Delaware Law, the Restated Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its respective stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     Subsection (b) of Article EIGHTH of the Company's Restated Certificate of Incorporation provides for indemnification of directors and officers as follows:

          (b) The Corporation shall indemnify, to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a Director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to be taken or omitted in such capacity, and may to the same extent indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding or any appeal therefrom.

     Article VI of the Amended By-Laws of the Company provides for indemnification of directors and officers as follows:

     Section 6.1. Nature of Indemnity. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to become a Director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     The termination of any action, suit or proceeding by judgment, order settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 6.2. Successful Defense. To the extent that a Director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section
6.1 hereof or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 6.3. Determination That Indemnification Is Proper. Any indemnification of a Director or officer of the Corporation under Section 6.1 hereof (unless ordered by a court) shall be made by the Corporation unless a determination is made that indemnification of the Director or officer is not proper in the circumstances because he has not met the applicable standard of conduct set forth in Section 6.1 hereof. Any indemnification of an employee or agent of the Corporation under Section 6.1 hereof (unless ordered by a court) may be made by the Corporation upon a determination that indemnification of the employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 6.1 hereof. Any such determination shall be made
(1) by a majority vote of the Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such Directors, or if such Directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     Section 6.4. Advance Payment of Expenses. Expenses (including attorneys' fees) incurred by a Director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate. The Board of Directors may authorize the Corporation's counsel to represent such Director, officer, employee or agent in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

     Section 6.5. Procedure for Indemnification of Directors and Officers. Any indemnification of a Director or officer of the Corporation under Sections 6.1 and 6.2, or advance of costs, charges and expenses to a Director or officer under Section 6.4 of this Article, shall be made promptly, and in any event within 30 days, upon the written request of the Director or officer. If a determination by the Corporation that the Director or officer is entitled to indemnification pursuant to this Article is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved such request. If the Corporation denies a written request for indemnity or advancement of expenses, in whole or in part, or if payment in full pursuant to such request is not made within 30 days, the right to indemnification or advances as granted by this Article shall be enforceable by the Director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under Section 6.4 of this Article where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in Section 6.1 of this Article, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 6.1 of this Article, nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     Section 6.6. Survival; Preservation of Other Rights. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each Director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of the General Corporation Law of the State of Delaware are in effect. Any repeal or modification of these indemnification provisions shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a "contract right" may not be modified retroactively without the consent of such Director, officer, employee or agent.

     The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 6.7. Insurance. The Corporation shall purchase and maintain insurance on behalf of any person who is or was or has agreed to become a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him or on his behalf in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire Board of Directors.

     Section 6.8. Severability. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Director or officer and may indemnify each employee or agent of the Corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

ITEM 16.  EXHIBITS.

     The File Number of American Standard Companies Inc., the Registrant (the "Company"), and for all Exhibits incorporated by reference is 1-11415, except those Exhibits incorporated by reference in filings made by American Standard Inc. ("American Standard Inc.") whose File Number is 33-64450 (formerly 1-470).


  EXHIBIT NO.                                      DESCRIPTION
- ---------------   -----------------------------------------------------------------------------
  (1)             Form of U.S. Underwriting Agreement.
  (4)        (i)  Form of Common Stock Certificate; previously filed as Exhibit 4(i) in
                  Amendment No. 3 to Registration Statement No. 33-56409 of the Company under the Securities Act of 1933, as amended, filed January 5, 1995, and herein incorporated by reference.


            (ii)  Indenture, dated as of November 1, 1986, between American Standard Inc. and
                  Manufacturers Hanover Trust Company, Trustee, including the form of 9 1/4%
                  Sinking Fund Debenture Due 2016 issued pursuant thereto on December 9, 1986, in the aggregate principal amount of $150,000,000; previously filed as
                  Exhibit (4)(iii) by American Standard Inc. in its Form 10-K for the fiscal year ended December 31, 1986, and herein incorporated by reference.
           (iii)  Instrument of Resignation, Appointment and Acceptance, dated as of April 25,
                  1988 among American Standard Inc., Manufacturers Hanover Trust Company (the
                  "Resigning Trustee") and Wilmington Trust Company (the "Successor Trustee"),
                  relating to resignation of the Resigning Trustee and appointment of the
                  Successor Trustee, under the Indenture described in (4)(ii) above; previously filed as Exhibit (4)(ii) in Registration Statement No. 33-64450 of American
                  Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.
            (iv)  Indenture dated as of May 15, 1992, between American Standard Inc. and First
                  Trust National Association, Trustee, relating to American Standard Inc.'s
                  10 7/8% Senior Notes due 1999, in the aggregate principal amount of
                  $150,000,000; previously filed as Exhibit (4)(i) by American Standard Inc. in its Form 10-Q for the quarter ended June 30, 1992, and herein incorporated by reference.
             (v)  Form of 10 7/8% Senior Notes due 1999 included as Exhibit A to the Indenture described in (4)(iv) above.
            (vi)  Indenture dated as of May 15, 1992, between American Standard Inc. and First
                  Trust National Association, Trustee, relating to American Standard Inc.'s
                  11 3/8% Senior Debentures due 2004, in the aggregate principal amount of
                  $250,000,000; previously filed as Exhibit (4)(iii) by American Standard Inc.
                  in its Form 10-Q for the quarter ended June 30, 1992, and herein incorporated by reference.
           (vii)  Form of 11 3/8% Senior Debentures due 2004 included as Exhibit A to the
                  Indenture described in (4)(vi) above.

  EXHIBIT NO.                                      DESCRIPTION
- ---------------   -----------------------------------------------------------------------------
          (viii)  Form of Indenture, dated as of June 1, 1993, between American Standard Inc.
                  and United States Trust Company of New York, as Trustee, relating to American
                  Standard Inc.'s 9 7/8% Senior Subordinated Notes Due 2001; previously filed as Exhibit (4) (xxxi) in Amendment No. 1 to Registration Statement No.
                  33-61130 of American Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.
            (ix)  Form of Note evidencing the 9 7/8% Senior Subordinated Notes Due 2001 included as Exhibit A to the Form of Indenture referred to in 4(viii) above.
             (x)  Form of Indenture, dated as of June 1, 1993, between American Standard Inc.
                  and United States Trust Company of New York, as Trustee, relating to American
                  Standard Inc.'s 10 1/2% Senior Subordinated Discount Debentures Due 2005;
                  previously filed as Exhibit (4) (xxxiii) in Amendment No. 1 to Registration
                  Statement No. 33-61130 of American Standard Inc. under the Securities Act of
                  1933, as amended, and herein incorporated by reference.
            (xi)  Form of Debenture evidencing the 10 1/2% Senior Subordinated Discount
                  Debentures Due 2005 included as Exhibit A to the Form of Indenture referred to in 4 (x) above.
           (xii)  Assignment and Amendment Agreement dated as of February 9, 1995, among the
                  Company, American Standard Inc., certain subsidiaries of American Standard
                  Inc., and the financial institutions listed in Schedule I thereto (the
                  Original Lenders); the financial institutions listed in Schedule II thereto
                  (the Continuing Lenders), including Chemical Bank as Administrative Agent for the Original Lenders and Continuing Lenders and as Collateral Agent for the
                  Original Lenders and Continuing Lenders; previously filed as Exhibit 4(xvi)
                  by the Company in its Form 10-K for the fiscal year ended December 31, 1994, and herein incorporated by reference.
          (xiii)  Amended and Restated Credit Agreement, dated as of February 9, 1995, among the Company, American Standard Inc., certain subsidiaries of American
                  Standard Inc. and the lending institutions listed therein, Chemical Bank, as
                  Administrative Agent; Citibank, N.A. and NationsBank, N.A. (Carolinas), as
                  Senior Managing Agents; Bank of America Illinois, The Bank of Nova Scotia,
                  Bankers Trust Company, The Chase Manhattan Bank, N.A., Compagnie Financiere
                  de CIC et de L'Union Europeenne, Credit Suisse, Deutsche Bank AG, The
                  Industrial Bank of Japan Trust Company, The Long-Term Credit Bank of Japan,
                  Limited and The Sumitomo Bank, Ltd., as Managing Agents; and The Bank of New
                  York, Canadian Imperial Bank of Commerce, The Fuji Bank, Limited and The
                  Sanwa Bank Limited, as Co-Agents, with exhibits but without schedules;
                  previously filed as Exhibit 4 (xvii) by the Company in its Form 10-K for the fiscal year ended December 31, 1994 (Schedules I, II, and III previously filed by the Company in its Form 10-Q for the quarter ended March 31, 1995), and herein incorporated by reference.
           (xiv)  Credit Documents Amendment Agreement dated as of February 9, 1995, among the
                  Company, American Standard Inc., certain domestic and foreign subsidiaries of
                  American Standard Inc., and Chemical Bank, as Administrative Agent and as
                  Collateral Agent for the Lenders under the Amended and Restated Credit
                  Agreement dated as of February 9, 1995, described in Exhibit 4 (xvii) above;
                  previously filed as Exhibit 4 (xviii) by the Company in its Form 10-K for the fiscal year ended December 31, 1994, and herein incorporated by reference.
            (xv)  First Amendment, dated as of March 15, 1995, to the Amended and Restated
                  Credit Agreement referred to in 4(xvii) above; previously filed as Exhibit
                  4(vi) by the Company in its Form 10-Q for the quarter ended March 31, 1995, and herein incorporated by reference.

  EXHIBIT NO.                                      DESCRIPTION
- ---------------   -----------------------------------------------------------------------------
           (xvi)  Amended and Restated Stockholders Agreement, dated as of December 2, 1994, among the Company, Kelso ASI Partners, L.P., and the Management Stockholders
                  named therein; previously filed as Exhibit 4(xxi) in Amendment No. 1 to
                  Registration Statement No. 33-56409 of the Company under the Securities Act of 1933, as amended, filed December 20, 1994, and herein incorporated by reference.
          (xvii)  Rights Agreement, dated as of January 5, 1995 between the Company and
                  Citibank, N.A. as Rights Agent; previously filed as Exhibit 4(xxv) by the
                  Company in its Form 10-K for the year ended December 31, 1994, and herein incorporated by reference.
  (5)             Opinion of Debevoise & Plimpton regarding the legality of the securities being registered.
 (23)        (i)  Consent of Ernst & Young LLP.
            (ii)  Consent of Debevoise & Plimpton, included in the opinion of Debevoise &
                  Plimpton filed as Exhibit (5).
           (iii)  Consent of Meilicke & Partner.+
 (24)             Powers of Attorney.+
 (27)             Financial Data Schedule; previously filed as Exhibit 27 by the Company in its
                  Form 10-Q for the quarter ended June 30, 1995, and herein incorporated by reference.


- ---------------

+  Previously filed


ITEM 17.  UNDERTAKINGS.

     (A) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (C) The undersigned registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (D) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Piscataway, State of New Jersey on August 28, 1995.


                                          AMERICAN STANDARD COMPANIES INC.


                                          By: /s/  EMMANUEL A. KAMPOURIS


                                            ------------------------------------
                                                  (Emmanuel A. Kampouris)
                                            Chairman, President and Chief
                                              Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on August 28, 1995.



      /s/  EMMANUEL A. KAMPOURIS       Chairman, President and Chief Executive Officer;
- -------------------------------------  Director
       (Emmanuel A. Kampouris)         (Principal Executive Officer)

         /s/  FRED A. ALLARDYCE        Vice President and Chief Financial Officer
- -------------------------------------  (Principal Financial Officer)
         (Fred A. Allardyce)

           /s/  G. RONALD SIMON        Vice President and Controller
- -------------------------------------  (Principal Accounting Officer)
          (G. Ronald Simon)

        /s/  STEVEN E. ANDERSON*       Director
- -------------------------------------
        (Steven E. Anderson)

           /s/  HORST HINRICHS*        Director
- -------------------------------------
          (Horst Hinrichs)

       /s/  GEORGE H. KERCKHOVE*       Director
- -------------------------------------
        (George H. Kerckhove)

        /s/  SHIGERU MIZUSHIMA*        Director
- -------------------------------------
         (Shigeru Mizushima)

          /s/  FRANK T. NICKELL*       Director
- -------------------------------------
         (Frank T. Nickell)

         /s/  ROGER W. PARSONS*        Director
- -------------------------------------
         (Roger W. Parsons)

        /s/  J. DANFORTH QUAYLE*       Director
- -------------------------------------
        (J. Danforth Quayle)

         /s/  DAVID M. RODERICK*       Director
- -------------------------------------
         (David M. Roderick)

            /s/  JOHN RUTLEDGE*        Director
- -------------------------------------
           (John Rutledge)
       /s/  JOSEPH S. SCHUCHERT*       Director
- -------------------------------------
        (Joseph S. Schuchert)

    *By:  /s/  RICHARD A. KALAHER
- -------------------------------------
        (Richard A. Kalaher,
        as attorney-in-fact)

                               INDEX TO EXHIBITS


                                                                                      SEQUENTIALLY
                                                                                       NUMBERED
  EXHIBIT NO.                                DESCRIPTION                                 PAGES
- ---------------   -----------------------------------------------------------------   -----------
  (1)             Form of U.S. Underwriting Agreement.
  (4)        (i)  Form of Common Stock Certificate; previously filed as Exhibit
                  4(i) in Amendment No. 3 to Registration Statement No. 33-56409 of
                  the Company under the Securities Act of 1933, as amended, filed
                  January 5, 1995, and herein incorporated by reference.


            (ii)  Indenture, dated as of November 1, 1986, between American
                  Standard Inc. and Manufacturers Hanover Trust Company, Trustee,
                  including the form of 9 1/4% Sinking Fund Debenture Due 2016 issued pursuant thereto on December 9, 1986, in the aggregate principal amount of $150,000,000; previously filed as Exhibit
                  (4)(iii) by American Standard Inc. in its Form 10-K for the
                  fiscal year ended December 31, 1986, and herein incorporated by reference.
           (iii)  Instrument of Resignation, Appointment and Acceptance, dated as of April 25, 1988 among American Standard Inc., Manufacturers
                  Hanover Trust Company (the "Resigning Trustee") and Wilmington
                  Trust Company (the "Successor Trustee"), relating to resignation of the Resigning Trustee and appointment of the Successor
                  Trustee, under the Indenture described in (4)(ii) above;
                  previously filed as Exhibit (4)(ii) in Registration Statement No.
                  33-64450 of American Standard Inc. under the Securities Act of
                  1933, as amended, and herein incorporated by reference.
            (iv)  Indenture dated as of May 15, 1992, between American Standard
                  Inc. and First Trust National Association, Trustee, relating to
                  American Standard Inc.'s 10 7/8% Senior Notes due 1999, in the
                  aggregate principal amount of $150,000,000; previously filed as
                  Exhibit (4)(i) by American Standard Inc. in its Form 10-Q for the
                  quarter ended June 30, 1992, and herein incorporated by
                  reference.
             (v)  Form of 10 7/8% Senior Notes due 1999 included as Exhibit A to the Indenture described in (4)(iv) above.
            (vi)  Indenture dated as of May 15, 1992, between American Standard
                  Inc. and First Trust National Association, Trustee, relating to
                  American Standard Inc.'s 11 3/8% Senior Debentures due 2004, in
                  the aggregate principal amount of $250,000,000; previously filed as Exhibit (4)(iii) by American Standard Inc. in its Form 10-Q
                  for the quarter ended June 30, 1992, and herein incorporated by reference.
           (vii)  Form of 11 3/8% Senior Debentures due 2004 included as Exhibit A to the Indenture described in (4)(vi) above.
          (viii)  Form of Indenture, dated as of June 1, 1993, between American
                  Standard Inc. and United States Trust Company of New York, as
                  Trustee, relating to American Standard Inc.'s 9 7/8% Senior
                  Subordinated Notes Due 2001; previously filed as Exhibit (4)
                  (xxxi) in Amendment No. 1 to Registration Statement No. 33-61130
                  of American Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.
            (ix)  Form of Note evidencing the 9 7/8% Senior Subordinated Notes Due
                  2001 included as Exhibit A to the Form of Indenture referred to in 4(viii) above.

                                                                                      SEQUENTIALLY
                                                                                       NUMBERED
  EXHIBIT NO.                                DESCRIPTION                                 PAGES
- ---------------   -----------------------------------------------------------------   -----------
             (x)  Form of Indenture, dated as of June 1, 1993, between American
                  Standard Inc. and United States Trust Company of New York, as
                  Trustee, relating to American Standard Inc.'s 10 1/2% Senior
                  Subordinated Discount Debentures Due 2005; previously filed as
                  Exhibit (4) (xxxiii) in Amendment No. 1 to Registration Statement
                  No. 33-61130 of American Standard Inc. under the Securities Act of 1933, as amended, and herein incorporated by reference.
            (xi)  Form of Debenture evidencing the 10 1/2% Senior Subordinated
                  Discount Debentures Due 2005 included as Exhibit A to the Form of
                  Indenture referred to in 4 (x) above.
           (xii)  Assignment and Amendment Agreement dated as of February 9, 1995, among the Company, American Standard Inc., certain subsidiaries of American Standard Inc., and the financial institutions listed in Schedule I thereto (the Original Lenders); the financial institutions listed in Schedule II thereto (the Continuing
                  Lenders), including Chemical Bank as Administrative Agent for the
                  Original Lenders and Continuing Lenders and as Collateral Agent
                  for the Original Lenders and Continuing Lenders; previously filed as Exhibit 4(xvi) by the Company in its Form 10-K for the fiscal year ended December 31, 1994, and herein incorporated by
                  reference.
          (xiii)  Amended and Restated Credit Agreement, dated as of February 9,
                  1995, among the Company, American Standard Inc., certain
                  subsidiaries of American Standard Inc. and the lending
                  institutions listed therein, Chemical Bank, as Administrative
                  Agent; Citibank, N.A. and NationsBank, N.A. (Carolinas), as
                  Senior Managing Agents; Bank of America Illinois, The Bank of
                  Nova Scotia, Bankers Trust Company, The Chase Manhattan Bank,
                  N.A., Compagnie Financiere de CIC et de L'Union Europeenne,
                  Credit Suisse, Deutsche Bank AG, The Industrial Bank of Japan
                  Trust Company, The Long-Term Credit Bank of Japan, Limited and
                  The Sumitomo Bank, Ltd., as Managing Agents; and The Bank of New
                  York, Canadian Imperial Bank of Commerce, The Fuji Bank, Limited
                  and The Sanwa Bank Limited, as Co-Agents, with exhibits but without schedules; previously filed as Exhibit 4 (xvii) by the
                  Company in its Form 10-K for the fiscal year ended December 31,
                  1994 (Schedules I, II, and III previously filed by the Company in its Form 10-Q for the quarter ended March 31, 1995), and herein incorporated by reference.
           (xiv)  Credit Documents Amendment Agreement dated as of February 9,
                  1995, among the Company, American Standard Inc., certain domestic and foreign subsidiaries of American Standard Inc., and Chemical
                  Bank, as Administrative Agent and as Collateral Agent for the
                  Lenders under the Amended and Restated Credit Agreement dated as of February 9, 1995, described in Exhibit 4 (xvii) above;
                  previously filed as Exhibit 4 (xviii) by the Company in its Form
                  10-K for the fiscal year ended December 31, 1994, and herein incorporated by reference.
            (xv)  First Amendment, dated as of March 15, 1995, to the Amended and
                  Restated Credit Agreement referred to in 4(xvii) above;
                  previously filed as Exhibit 4(vi) by the Company in its Form 10-Q for the quarter ended March 31, 1995, and herein incorporated by reference.

                                                                                      SEQUENTIALLY
                                                                                       NUMBERED
  EXHIBIT NO.                                DESCRIPTION                                 PAGES
- ---------------   -----------------------------------------------------------------   -----------
           (xvi)  Amended and Restated Stockholders Agreement, dated as of December
                  2, 1994, among the Company, Kelso ASI Partners, L.P., and the
                  Management Stockholders named therein; previously filed as
                  Exhibit 4(xxi) in Amendment No. 1 to Registration Statement No.
                  33-56409 of the Company under the Securities Act of 1933, as amended, filed December 20, 1994, and herein incorporated by reference.
          (xvii)  Rights Agreement, dated as of January 5, 1995 between the Company and Citibank, N.A. as Rights Agent; previously filed as Exhibit
                  4(xxv) by the Company in its Form 10-K for the year ended
                  December 31, 1994, and herein incorporated by reference.
  (5)             Opinion of Debevoise & Plimpton regarding the legality of the securities being registered.
 (23)        (i)  Consent of Ernst & Young LLP.
            (ii)  Consent of Debevoise & Plimpton, included in the opinion of
                  Debevoise & Plimpton filed as Exhibit (5).
           (iii)  Consent of Meilicke & Partner.+
 (24)             Powers of Attorney.+
 (27)             Financial Data Schedule; previously filed as Exhibit 27 by the
                  Company in its Form 10-Q for the quarter ended June 30, 1995, and herein incorporated by reference.


- ---------------

+  Previously filed